







cleaner


500

healthier





better




TENNANT








cleaner


healthier




better


2009 ANNUAL REPORT

TENNANT®



Setting the standard for Sustainable Cleaning



CHRIS KILLINGSTAD
President and Chief Executive Officer

To our shareholders:

Reflecting on 2009, Tennant Company executed well in a challenging global sales environment. We also made investments in expanding our portfolio of innovative products that we believe will drive Tennant's future revenue growth. I'd like to thank our employees worldwide for their tireless efforts during a tough year.

The global recession caused lower demand for our cleaning equipment and service through the first three quarters of the year, compared with 2008. However, sales improved throughout the year and we are encouraged that the company achieved year-over-year growth in the fourth quarter for the first time since the third quarter, 2008. We ended the year with consolidated net sales of $595.9 million versus $701.4 million in 2008 and 2009 adjusted earnings per share of $0.67, excluding several special items.

Investing in Innovation to Fuel Growth

Throughout 2009, we maintained our commitment to drive innovation through new products, keeping R&D investment within our historical targeted range of between 3 percent and 4 percent of net sales.

We believe our proprietary ec-H2O™ platform will prove to be one of Tennant's most successful R&D efforts ever! This technology is the environmentally friendly process that converts plain tap water into a powerful cleaning agent without any added chemicals.

In 2009, sales of machines equipped with ec-H2O technology exceeded our expectations, demonstrating that this technology is gaining momentum in the marketplace. Tennant first launched scrubbers equipped with ec-H2O technology in the 2008 second quarter and, despite economic headwinds, we achieved $17 million of sales in 2008. Our sales of ec-H2O-equipped scrubbers tripled to $50 million in 2009. ec-H2O was the major contributor to 41 percent of Tennant's 2009 equipment sales coming from products introduced in the past three years, exceeding our ongoing goal of 30 percent.

This technology is so differentiated from the competition that it is helping Tennant gain market share. For customers with large fleets of cleaning machines, the costs to switch suppliers can be high but the benefits of ec-H2O have been compelling enough to motivate a shift to our equipment. In fact, approximately 50 percent of the customers buying ec-H2O equipment are new customers for Tennant. We believe this technology will continue to provide a significant market share advantage, especially when the economy recovers.

Today, Tennant offers 11 scrubbers with the award-winning ec-H2O technology, including six walk-behind scrubbers introduced in 2008 and five rider scrubbers that we launched in 2009. We plan to add three more riders with ec-H2O in 2010, which will round out our portfolio of scrubbers for our commercial and light industrial customer base. Specific applications are in retail, education, food and beverage, healthcare, hospitality, logistics and aviation environments.

Expanding Our Markets Through Partnerships

We announced three exciting new partnerships in 2009. These demonstrate our commitment to pursuing long-term growth opportunities through alliances that help us expand beyond our traditional markets.

We announced an exclusive licensing agreement with Activeion Cleaning Solutions, LLC, to commercialize ec-H2O technology for hand-held spray devices, adding complementary products to the growing suite of ec-H2O equipped products. Activeion has introduced two commercial and one consumer product under the license. The latest products, the ionatorHom and ionatorEXP, are portable, easy-to-use hand-held sprayers that effectively clean and sanitize a range of surfaces from glass and stainless, to wood and carpet. The partnership between Tennant and Activeion has the ability to expand ec-H2O technology beyond floor-cleaning applications in such markets as education, retail, hospitality and healthcare.

With Ecolab Inc., we have launched the Scrub-N-Go™ Floor Scrubber Vac System in North America. This product was selected to receive a National Restaurant Association Product Innovation Award for 2010. The Scrub-N-Go is a lithium-ion battery-powered cordless cleaning machine that our two companies jointly developed, initially for the quick-serve restaurant market segment. There are approximately 250,000 quick-serve restaurants in the United States. The product cleans floors up to 63 percent faster and more thoroughly than using a traditional mop and bucket, and it represents a huge labor savings for restaurant operators. In addition, floors cleaned with Scrub-N-Go dry faster, which greatly reduces the risk of slip-and-fall accidents. Tennant is manufacturing and servicing the Scrub-N-Go equipment, which is currently sold through Ecolab's sales and distribution channel. McDonald's recently approved the Scrub-N-Go for its corporate and franchisee stores, as did Yum! Brands for its franchisee stores, which include Taco Bell, KFC, Pizza Hut and Long John Silver's. We are now beginning to pilot the Scrub-N-Go in international markets.

Lastly, we teamed up with Kaivac, Inc., to jointly develop a spray-and-vac, or No-Touch Cleaning, system for restrooms that incorporates ec-H2O technology. When developed, we expect the system will enable customers to deep clean even heavily soiled restrooms, without the use of chemicals, making cleaning more effective, productive, safe and environmentally friendly.

Envisioning a "Greener" Future

Tennant's growth has been an evolution. Our business evolved from providing non-residential floor maintenance products in the 1990s to delivering what we called "clean, lean and green" solutions in 2002. This was the first time we used environmental benefits as a strategic and new product development filter. We began investing more aggressively in advanced product development efforts. Innovative cleaning technologies like FaST® and ReadySpace® stemmed from this strategic shift. Then in 2006, we began talking about becoming an environmental cleaning solutions company. We defined this as cleaning more of our customers' environments in more environmentally responsible ways – and this led directly to the successful introduction of ec-H2O technology.

Since 2007, we have learned a great deal about the capabilities of water cleaning technologies and, through this research, realized that ec-H2O could potentially transform our future. Late last year, we decided to enhance our vision and take the next step in Tennant's continuing evolution.


ec H2O
ELECTRICALLY CONVERTED WATER



Today, our vision is to become a global leader in chemical-free cleaning and other technologies to help our customers create a cleaner, healthier world.

Leveraging ec-H2O into New Market Applications

Underlying our confidence in the new vision is the fact that we see ec-H2O as a technology platform that is potentially relevant in a broad array of markets and applications. This platform has two equally important benefits. First, is scalability. We have created an electrolyzed water cell that is large enough to be used on our scrubbers, and we have figured out how to miniaturize it so it fits into the head of a spray bottle.

The second benefit is performance. We know that ec-H2O on our scrubbers delivers great cleaning results. And, the ec-H2O technology on the Activeion spray bottle has been enhanced to the point that the EPA has approved it as a sanitizer. It kills 99.9 percent of common household bacteria, including e-coli, listeria and salmonella, and inactivates the H1N1 virus. We are now exploring the possibility that electrically activated technologies can be further developed to act as a disinfectant.

This could allow us the opportunity to offer an entire spectrum of cleaning devices that deliver basic cleaning, up to hospital-grade disinfecting – and everything in between. We think that is an exciting and potentially transformative prospect for Tennant. While we don't have all of the answers yet, we are committed to figuring out what is possible.

To help achieve our vision of becoming a global leader in chemical-free cleaning, we have created a new Tennant brand called ORBIO™ Technologies. This will be the overarching brand for our growing stable of chemical-free cleaning products and applications. Our goal is to establish ORBIO as the recognized standard for sustainable cleaning around the world. We have also formed a dedicated ORBIO team that is charged with determining how best to leverage our ec-H2O technology, and create a large and robust chemical-free cleaning business in both existing and new markets.

Meeting the Need for Environmental Stewardship

Tennant's customers are increasingly seeking eco-friendly cleaning solutions and using sustainability as a strategic decision-making filter. Companies understand that being good environmental stewards is important to their key constituencies – and to their long-term business success. We are able to show our customers the tangible environmental benefits they can derive from cleaning with ec-H2O compared to traditional chemicals.

Ecoform, an independent environmental performance analysis firm, has published a report showing that ec-H2O typically achieves environmental footprint reductions across seven categories ranging from 77 percent to 98 percent compared to traditional cleaning with chemicals.

With many ec-H2O opportunities in front of us, our focus is on leveraging this technology platform in three phases:

1) First, we are in the process of extending ec-H2O to all relevant existing products. The objective is to accelerate sales and market share growth in our current traditional markets.
2) The second phase involves cleaning more of our customers' spaces, in more environmentally friendly ways. We have research studies underway with key customers in North America and Europe to see how they clean their facilities so we can determine how best to leverage ec-H2O in most, if not all, of their cleaning applications. We are also figuring out what cleaning devices we need to develop, in order to deliver the required chemical-free



cleaning performance in key segments such as retail, healthcare and education.

3) The third phase of leveraging the ec-H2O technology is to develop new markets and new applications. We believe there are significant opportunities in various market segments, including consumer products, food processing and healthare.

Finally, our aspiration is to become a global leader in chemical-free cleaning and other technologies. Our new Green Machines™ 500ze City Cleaning Sweeper is a good example of the other kinds of sustainable cleaning innovations Tennant plans to develop. The lithium-ion, battery-powered 500ze sweeper provides unmatched environmental benefits, including zero CO_2 emissions and reduced noise levels, in addition to powerful cleaning. We introduced the 500ze in conjunction with the United Nations' COP15 Climate Change Conference, which was held in Copenhagen in December 2009. We will officially launch the 500ze in Europe in 2010.

Looking Ahead to Profitable Growth

Tennant reported 2009 consolidated net sales of $595.9 million versus $701.4 million in 2008. The company had a 2009 reported net loss of $26.2 million, or a loss of $1.42 per diluted share. This included a non-cash aftertax goodwill impairment charge of $42.3 million, or a loss of $2.29 per diluted share. The 2009 adjusted earnings per share, which excludes several special items, totaled $0.67, compared to 2008 adjusted diluted earnings per share of $1.36, which also excludes special items. Despite decreased revenues, Tennant's full-year gross profit margin rose to 41.3 percent, compared to 40.8 percent in the prior year, and reached our 2009 stated objective of 41 percent. Our emphasis on operating efficiency, including lean manufacturing and global low-cost sourcing, continued. We sourced 25 percent of our parts from low-cost regions in 2009, up from only 7 percent in 2006. We also saved more than $15 million, primarily in selling and administrative areas, from our 2008 actions to rescale the business.

Our reduced cost structure and improved working capital management helped the company generate $75.2 million in cash from operations in 2009 – more than double the amount of cash produced in 2008. Our stronger cash flow enabled us to significantly pay down debt. We ended 2009 with total debt of just $34.2 million compared to $95.3 million at the end of 2008. In addition, the company raised the 2009 fourth quarter dividend by 8 percent to $0.14 per share, marking the 38th consecutive year that Tennant has increased its annual cash dividend payout to shareholders.

Going forward, we are committed to continuing to drive profitable growth in Tennant's traditional business, while simultaneously developing a chemical-free cleaning business around ORBIO Technologies. We are known as a technology innovator, with a growing reputation for environmentally sustainable cleaning solutions. Our planned R&D spending levels for 2010 will be at the higher end of our targeted 3 percent to 4 percent of sales range because we believe it is critically important to invest in ORBIO Technologies now.

As we expand into new areas, a strong board of directors is more important than ever. I am pleased that in 2009 David Wichmann, an executive vice president at UnitedHealth Group Incorporated, and Don Mulligan, executive vice president and chief financial officer of General Mills, Inc., joined Tennant's board, which now stands at 10 members.

As we look to 2010, we have limited visibility into the future and order patterns remain unpredictable. Therefore, we will continue to manage the business conservatively, and if the economy falters, we will move swiftly to adjust our business plans accordingly, as we have done in the past. However, we believe Tennant is well positioned to benefit globally in our traditional business segments and with ec-H2O once the economy regains strength.


Tennant's Strategic Evolution
CLEAN Performance
LEAN Productivity
GREEN Safe & Healthy
'02
'06
NOW
EVOLVED VISION
We aspire to be a global leader in chemical-free cleaning and other technologies to help our customers create a cleaner, healthier world.
Non-Residential Floor Maintenance
Deliver "Clean, Lean and Green" Solutions
Environmental Cleaning Solutions Company
Chemical-Free Cleaning

We're optimistic we have a winning formula to accelerate profitable growth: an exciting vision, a compelling strategy, improved operating efficiencies and an incredible team of dedicated, capable employees.

Future, here we come.

Sincerely,



Chris Killingstad
President and Chief Executive Officer
March 12, 2010

Financial Highlights

In thousands, except shares and per share data

FOR THE YEAR	Reported 2009	Reported 2008	Adjusted 2009	Adjusted 2008	Adjusted % change
Net sales	$ 595,875	$ 701,405	$ 595,875	$ 701,405	-15.0%
Profit (loss) from operations	$ (22,493) (1)	$ 18,569 (2)	$ 19,542 (4)	$ 39,816 (4)	-50.9%
% of net sales	-3.8%	2.6%	3.3%	5.7%	–
Net earnings (loss)	$ (26,241) (1)	$ 10,624 (2)	$ 12,321 (4)	$ 25,230 (4)	-51.2%
% of net sales	-4.4%	1.5%	2.1%	3.6%	–
Basic earnings (loss) per share	$ (1.42) (1)	$ 0.58 (2)	$ 0.67 (4)	$ 1.37 (4)	-51.1%
Diluted earnings (loss) per share	$ (1.42) (1)	$ 0.57 (2)	$ 0.67 (4)	$ 1.36 (4)	-50.7%
Dividends per common share	$ 0.53	$ 0.52	$ 0.53	$ 0.52	1.9%
Average shares outstanding – diluted	18,507,772	18,581,840	18,507,772	18,581,840	-0.4%
AT YEAR-END					
Total assets	$ 377,726	$ 456,604	$ 377,726	$ 456,604	-17.3%
Total debt	$ 34,211	$ 95,339	$ 34,211	$ 95,339	-64.1%
Shareholders' equity	$ 184,279	$ 209,904	$ 184,279	$ 209,904	-12.2%
Debt-to-capital ratio	15.7%	31.2%	15.7%	31.2%	–
Shareholders' equity per share (ending)	$ 9.83	$ 11.48	$ 9.83	$ 11.48	-14.4%

NET SALES
(millions of dollars)



800
700
600
500
400
300
200
100
0
05
06
07
08
09

ADJUSTED PROFIT FROM OPERATIONS
(millions of dollars) (4)



60
50
40
30
20
10
0
05
06
07
08
09

ADJUSTED DILUTED EARNINGS PER SHARE
(dollars) (4)



2.0
1.5
1.0
0.5
0.0
05
06
07
08
09

CASH FLOW FROM OPERATIONS
(millions of dollars)



80
70
60
50
40
30
20
10
0
05
06
07
08
09

SALES OF EQUIPMENT, SERVICE & PARTS/CONSUMABLES, AND SPECIALTY SURFACE COATINGS
(millions of dollars)



500
400
300
200
100
0
08
09
Equip.
Service & P/C
Coatings

SALES BY GEOGRAPHIC REGION
(millions of dollars)



500
400
300
200
100
0
08
09
North America
EMEA
Other Int'l.

(1) 2009 includes a non-cash goodwill impairment charge of $43,363 pretax ($42,289 aftertax or $2.29 per diluted share), a benefit from a revision in 2009 to the 2008 workforce reduction charge of $1,328 pretax ($1,249 aftertax or $0.07 per diluted share), a net benefit from a United Kingdom business reorganization of $1,864 aftertax (or $0.10 per diluted share), and discrete net favorable tax items of $614 aftertax (or $0.03 per diluted share).

(2) 2008 includes a restructuring charge and associated expenses of $19,755 pretax ($16,287 aftertax or $0.88 per diluted share), special legal expenses of $1,721 pretax ($1,072 aftertax or $0.06 per diluted share), a gain on sale of Centurion assets of $229 pretax ($142 aftertax or $0.01 per diluted share), an unusual net foreign currency gain of $1,709 aftertax (or $0.09 per diluted share), curtailed acquisitions expenses of $451 aftertax (or $0.02 per diluted share), and discrete net favorable tax items of $1,353 aftertax (or $0.07 per diluted share).

(3) 2007 includes a restructuring charge and associated expenses of $2,507 pretax ($1,656 aftertax or $0.09 per diluted share), a gain on the sale of the Maple Grove, Minnesota, facility of $5,972 pretax ($3,720 aftertax or $0.19 per diluted share), and a one-time tax benefit related to a reduction in valuation reserves, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes of $3,644 aftertax (or $0.19 per diluted share). Tennant reported 2007 profit from operations of $54,845 and diluted earnings per share of $2.08.

(4) 2009, 2008 and 2007 adjusted amounts exclude items (1), (2) and (3) above, respectively.



Company Profile

Minneapolis-based Tennant Company (NYSE: TNC) is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, healthier world. Its products include equipment for maintaining surfaces in industrial, commercial and outdoor environments; chemical-free cleaning technologies; and specialty surface coatings for protecting, repairing and upgrading floors. Tennant's global field service network is the most extensive in the industry. Tennant has manufacturing operations in Minneapolis, Minn.; Holland, Mich.; Uden, The Netherlands; the United Kingdom; São Paulo, Brazil; and Shanghai, China; and sells products directly in 15 countries and through distributors in more than 80 countries.

Forward-Looking Statements

Certain statements contained in this document, as well as other written and oral statements made by us from time to time, are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements do not relate to strictly historical or current facts and provide current expectations or forecasts of future events. Any such expectations or forecasts of future events are subject to a variety of factors. These include factors that affect all businesses operating in a global market as well as matters specific to us and the markets we serve. Particular risks and uncertainties presently facing us include: geopolitical and economic uncertainty throughout the world; our ability to effectively manage organizational changes; our ability to optimize the allocation of resources to our strategic objectives; the competition in our business; our ability to acquire, retain and protect proprietary intellectual property rights; our ability to maintain and manage our computer systems and data; the occurrence of a significant business interruption; unforeseen product liability claims or product quality issues; fluctuations in the cost or availability of raw materials and purchased components; our ability to comply with laws and regulations; and the relative strength of the U.S. dollar, which affects the cost of our materials and products purchased and sold internationally.

We caution that forward-looking statements must be considered carefully and that actual results may differ in material ways due to risks and uncertainties both known and unknown. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. For additional information about factors that could materially affect Tennant's results, please see our other Securities and Exchange Commission filings, including disclosures under "Risk Factors."

We do not undertake to update any forward-looking statement, and investors are advised to consult any further disclosures by us on this matter in our filings with the Securities and Exchange Commission and in other written statements we make from time to time. It is not possible to anticipate or foresee all risk factors, and investors should not consider any list of such factors to be an exhaustive or complete list of all risks or uncertainties.


alfa
sociedade alfa ltda


NOBLES


GREEN MACHINES
From Tennant Company


ORBIO
TECHNOLOGIES
A Tennant Company Group


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-001834
www.fsc.org
© 1996 Forest Stewardship Council


TENNANT



TENNANT COMPANY
701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440 www.tennantco.com



Tennant Company **For the year ended December 31, 2009**

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[✓] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________.

Commission File Number 001-16191


TENNANT

TENNANT COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0572550**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota 55440
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 763-540-1200
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.375 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. ____ Yes ✓ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ____ Yes ✓ No

Indicate by check mark whether the registrant (1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ✓ Yes ____ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ____ Yes ____ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	____	Accelerated filer	✓
Non-accelerated filer	____ (Do not check if a smaller reporting company)	Smaller reporting company	____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ____ Yes ✓ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2009, was $339,083,805.

As of February 24, 2010, there were 18,800,981 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2010 annual meeting of shareholders (the "2010 Proxy Statement") are incorporated by reference in Part III.

Tennant Company
Form 10–K
Table of Contents

TENNANT COMPANY
2009
ANNUAL REPORT
Form 10–K

(Pursuant to Securities Exchange Act of 1934)

PART I

ITEM 1 – Business

General Development of Business

Tennant Company, a Minnesota corporation incorporated in 1909, is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer world. The Company's floor maintenance and outdoor cleaning equipment, chemical-free cleaning technologies, specialty surface coatings and related products are used to clean and coat surfaces in factories, office buildings, parking lots and streets, airports, hospitals, schools, warehouses, shopping centers and more. Customers include building service contract cleaners to whom organizations outsource facilities maintenance, as well as end-user businesses, healthcare facilities, schools and local, state and federal governments who handle facilities maintenance themselves. We reach these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Industry Segments, Foreign and Domestic Operations and Export Sales

The Company has one reportable business segment. The Company sells its products domestically and internationally. Financial information on the Company's geographic areas is provided in Note 18, Segment Reporting. Nearly all of the Company's foreign investments in assets reside within The Netherlands, Australia, the United Kingdom, France, Germany, Canada, Austria, Japan, Spain, Brazil and China.

Principal Products, Markets and Distribution

The Company offers products and solutions mainly consisting of motorized cleaning equipment targeted at commercial and industrial markets; parts, consumables and service maintenance and repair; business solutions such as pay-for-use offerings, rental and leasing programs; and technologies such as chemical-free cleaning technologies that enhance the performance of Tennant cleaning equipment. Adjacent products include specialty surface coatings and floor preservation products. In 2009, the Company launched its S20, a compact sweeper, and extended the availability of its proprietary electrically converted water technology ("ec-water"), which cleans without chemicals, to five rider scrubber machines. In addition, the Company licensed this technology for use in a hand-held spray bottle for commercial and consumer cleaning applications. The Company's products are sold through direct and distribution channels in various regions around the world. In North America, products are sold through a direct sales organization and independent distributors; in Australia, Japan and many countries principally in Western Europe, products are sold primarily through direct sales organizations; and in more than 80 other countries, Tennant relies on a broad network of independent distributors.

Raw Materials and Purchased Components

The Company has not experienced any significant or unusual problems in the availability of raw materials or other product components. The Company has sole-source vendors for certain components. A disruption in supply from such vendors may disrupt the Company's operations. However, the Company believes that it can find alternate sources in the event there is a disruption in supply from such vendors.

Patents and Trademarks

The Company applies for and is granted United States and foreign patents and trademarks in the ordinary course of business, none of which is of material importance in relation to the business as a whole.

Seasonality

Although the Company's business is not seasonal in the traditional sense, historically revenues and earnings have been more concentrated in the fourth quarter of each year reflecting the tendency of customers to increase capital spending during such quarter and the Company's efforts to close orders and reduce order backlogs. In addition, the Company offers annual distributor rebates and sales commissions which tend to drive sales in the fourth quarter. Typical seasonality did not occur in the 2008 fourth quarter due to the deterioration of the worldwide economy and global credit crisis. Typical seasonality also did not occur during 2009. The Company's focus and accomplishment during 2009 was to increase sales sequentially each quarter beginning with the increase from the 2009 first quarter to the 2009 second quarter.

Working Capital

The Company funds operations through a combination of cash and cash equivalents and cash flows from operations. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. In addition, credit facilities are available for additional working capital needs or investment opportunities.

Major Customers

The Company sells its products to a wide variety of customers, none of which is of material importance in relation to the business as a whole. The customer base includes several governmental entities; however, these customers generally have terms similar to other customers.

Backlog

The Company processes orders within two weeks on average. Therefore, no significant backlogs existed at December 31, 2009 or December 31, 2008.

Competition

While there is no industry association or industry data, the Company believes, through its own market research, that it is a world-leading manufacturer of floor maintenance and cleaning equipment. Significant competitors exist in all key geographic regions. However, the key competitors vary by region. The Company competes primarily on the basis of offering a broad line of high-quality; innovative products supported by an extensive sales and service network in major markets.

Product Research and Development

The Company strives to be an industry leader in innovation and is committed to investing in research and development. The Company's Global Innovation Center is dedicated to various activities including development of new products and technologies, improvements of existing product design or manufacturing processes and new product applications. In 2009, 2008 and 2007, the Company spent $23.0 million, $24.3 million and $23.9 million on research and development, respectively.

Environmental Protection

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and the Company does not expect it to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employment

The Company employed 2,786 people in worldwide operations as of December 31, 2009.

Access to Information on the Company's Website

The Company makes available free of charge, through the Company's website at www.tennantco.com, its Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act simultaneously when such reports are filed electronically with, or furnished to, the Securities and Exchange Commission ("SEC").

ITEM 1A – Risk Factors

The following are significant factors known to us that could materially adversely affect our business, financial condition, or operating results.

We may encounter additional financial difficulties if the United States or other global economies continue to experience a significant long-term economic downturn, decreasing the demand for our products.

To the extent that the U.S. and other global economies experience a continued significant long-term economic downturn, our revenues could decline to the point that we may have to take additional cost saving measures to reduce our fixed costs to a level that is in line with a lower level of sales in order to stay in business long-term in a depressed economic environment. Our product sales are sensitive to declines in capital spending by our customers. Decreased demand for our products could result in decreased revenues, profitability and cash flows and may impair our ability to maintain our operations and fund our obligations to others.

We may not be able to effectively manage organizational changes which could negatively impact our operating results or financial condition.

We are continuing to integrate acquired companies into our business and adjust to reduced staffing levels as a result of our workforce reduction. This consolidation and reallocation of resources is part of our ongoing efforts to optimize our cost structure in the current economy. Our operating results may be negatively impacted if we are unable to manage these organizational changes either by failing to incorporate new employees from acquired businesses or failing to assimilate the work of the positions that are eliminated as part of our actions to reduce headcount. In addition, if we do not effectively manage the transition of our reduced headcount, we may not fully realize the anticipated savings of these actions or they may negatively impact our ability to serve our customers or meet our strategic objectives.

We may not be able to effectively optimize the allocation of Company resources to our strategic objectives, which could adversely affect our operating results.

The decline in the global economy has constrained resources that are available to allocate among strategic business objectives. If we are not able to appropriately prioritize our objectives, we risk allocating our resources to projects that do not accomplish our strategic objectives most effectively, which could result in increased costs and could adversely impact our operating results.

We are subject to competitive risks associated with developing innovative products and technologies, which generally cost more than our competitors' products.

Our products are sold in competitive markets throughout the world. Competition is based on product features and design, brand recognition, reliability, durability, technology, breadth of product offerings, price, customer relationships, and after-sale service. Although we believe that the performance and price characteristics of our products will provide competitive solutions for our customers' needs, because of our dedication to innovation and continued investments in research and development, our products generally cost more than our competitor's products. We believe that customers will pay for the innovation and quality in our products; however, in the current economic environment, it may be difficult for us to compete with lower cost products offered by our competitors and there can be no assurance that our customers will continue to choose our products over products offered by our competitors. If our products, markets and services are not competitive, we may experience a decline in sales, pricing, and market share, which adversely impacts revenues, margin, and the success of our operations.

We may not be able to adequately acquire, retain and protect our proprietary intellectual property rights which could put us at a competitive disadvantage.

We rely on trade secret, copyright, trademark and patent laws and contractual protections to protect our proprietary technology and other proprietary rights. Our competitors may attempt to copy our products or gain access to our trade secrets. Our efforts to secure patent protection on our inventions may be unsuccessful. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may illegally copy or otherwise obtain and use our proprietary technology without our consent. Any litigation concerning infringement could result in substantial cost to us and diversions of our resources, either of which could adversely affect our business. In some cases, there may be no effective legal recourse against duplication of products or services by competitors. Intellectual property rights in foreign jurisdictions may be limited or unavailable. Patents of third parties also have an important bearing on our ability to offer some of our products and services. Our competitors may obtain patents related to the types of products and services we offer or plan to offer. Any infringement by us on intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or could increase the cost of providing, our products and services.

We may encounter difficulties as we invest in changes to our processes and computer systems that are foundational to our ability to maintain and manage our systems data.

We rely on our computer systems to effectively manage our business, serve our customers and report financial data. Our current systems are adequate for our current business operations; however, we are in the process of standardizing our processes and the way we utilize our computer systems with the objective that we will improve our ability to effectively maintain and manage our systems data so that as our business grows, our processes will be able to more efficiently handle this growth. There are inherent risks in changing processes and systems data and if we are not successful in our attempts to improve our data and system processes, we may experience higher costs or an interruption in our business which could adversely impact our ability to serve our customers and our operating results.

We may be unable to conduct business if we experience a significant business interruption in our computer systems, manufacturing plants or distribution facilities for a significant period of time.

We rely on our computer systems, manufacturing plants and distribution facilities to efficiently operate our business. If we experience an interruption in the functionality in any of these items for a significant period of time, we may not have adequate business continuity planning contingencies in place to allow us to continue our normal business operations on a long-term basis. Significant long-term interruption in our business could cause a decline in sales, an increase in expenses and could adversely impact our operating results.

We are subject to product liability claims and product quality issues that could adversely affect our operating results or financial condition.

Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our products. If products are used incorrectly by our customers, injury may result leading to product liability claims against us. Some of our products or product improvements may have defects or risks that we have not yet identified that may give rise to product quality issues, liability and warranty claims. If product liability claims are brought against us for damages that are in excess of our insurance coverage or for uninsured liabilities and it is determined we are liable, our business could be adversely impacted. Any losses we suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business and operating results. We could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that could warrant a recall of some of our products. Any unforeseen product quality problems could result in loss of market share, reduced sales, and higher warranty expense.

We may encounter difficulties obtaining raw materials or component parts needed to manufacture our products and the prices of these materials are subject to fluctuation.

Raw materials and commodity-based components. As a manufacturer, our sales and profitability are dependent upon availability and cost of raw materials, which are subject to price fluctuations, and the ability to control or pass on an increase in costs of raw materials to our customers. We purchase raw materials, such as steel, rubber, lead and petroleum-based resins and components containing these commodities for use in our manufacturing operations. The availability of these raw materials is subject to market forces beyond our control. Under normal circumstances, these materials are generally available on the open market from a variety of sources. From time to time, however, the prices and availability of these raw materials and components fluctuate due to global market demands, which could impair our ability to procure necessary materials, or increase the cost of such materials. Inflationary and other increases in the costs of these raw materials and components have occurred in the past and may recur from time to time, and our financial performance depends in part on our ability to incorporate changes in costs into the selling prices for our products.

Freight costs associated with shipping and receiving product and sales and service vehicle fuel costs are impacted by fluctuations in the cost of oil and gas. We do not use derivative commodity instruments to manage our exposure to changes in commodity prices such as steel, oil, gas and lead. Any fluctuations in the supply or prices for any of these commodities could have a material adverse affect on our profit margins and financial condition.

Single-source supply. We depend on many suppliers for the necessary parts to manufacture our products. However, there are some components that are purchased from a single supplier due to price, quality, technology or other business constraints. These components cannot be quickly or inexpensively re-sourced to another supplier. If we are unable to purchase on acceptable terms or experience significant delays or quality issues in the delivery of these necessary parts or components from a particular vendor and we need to locate a new supplier for these parts and components, shipments for products impacted could be delayed, which could have a material adverse affect on our business, financial condition and results of operations.

We are subject to a number of regulatory and legal risks associated with doing business in the United States and international markets.

Our business and our products are subject to a wide range of international, federal, state and local laws, rules and regulations, including, but not limited to, data privacy laws, anti-trust regulations, employment laws, product labeling and regulatory requirements, and the Foreign Corrupt Practices Act and similar anti-bribery regulations. Many of these requirements are challenging to comply with as there are frequent changes and many inconsistencies across the various jurisdictions. Any violation of these laws or regulations could lead to significant fines and/or penalties could limit our ability to conduct business in those jurisdictions and could cause us to incur additional operating and compliance costs.

We are subject to risks associated with changes in foreign currency exchange rates.

We are exposed to market risks from changes in foreign currency exchange rates. As a result of our increasing international presence, we have experienced an increase in transactions and balances denominated in currencies other than the U.S. dollar. There is a direct financial impact of foreign currency exchange when translating profits from local currencies to U.S. dollars. Our primary exposure is to transactions denominated in the Euro, British pound, Australian and Canadian dollar, Japanese yen, Chinese yuan and Brazilian real. Any significant change in the value of the currencies of the countries in which we do business against the U.S. dollar could affect our ability to sell products competitively and control our cost structure. Because a substantial portion of our products are manufactured in the United States, a stronger U.S. dollar generally has a negative impact on results from operations outside the United States while a weaker dollar generally has a positive effect. Unfavorable changes in exchange rates between the U.S. dollar and these currencies impact the cost of our products sold internationally and could significantly reduce our reported sales and earnings. We periodically enter into contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. However, all foreign currency exposures cannot be fully hedged, and there can be no assurances that our future results of operations will not be adversely affected by currency fluctuation.

ITEM 1B – Unresolved Staff Comments

None.

ITEM 2 – Properties

The Company's corporate offices are owned by the Company and are located in the Minneapolis, Minnesota, metropolitan area. Manufacturing facilities are located in the states of Minnesota, Michigan, Kentucky and in Uden, The Netherlands; the United Kingdom; São Paulo, Brazil; and Shanghai, China. Sales offices, warehouse and storage facilities are leased in various locations in North America, Europe, Japan, China, Asia, Australia and Latin America. The Company's facilities are in good operating condition, suitable for their respective uses and adequate for current needs. Further information regarding the Company's property and lease commitments is included in the Contractual Obligations section of Item 7 and in Note 13, Commitments and Contingencies.

ITEM 3 – Legal Proceedings

There are no material pending legal proceedings other than ordinary routine litigation incidental to the Company's business.

ITEM 4 – Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

PART II

ITEM 5 – Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

STOCK MARKET INFORMATION – Tennant common stock is traded on the New York Stock Exchange, under the ticker symbol TNC. As of January 29, 2010, there were approximately 500 shareholders of record and 4,400 beneficial shareholders. The common stock price was $23.93 per share on January 29, 2010.

STOCK SPLIT – On April 26, 2006, the Board of Directors declared a two-for-one common stock split effective July 26, 2006. As a result of the stock split, shareholders of record received one additional common share for every share held at the close of business on July 12, 2006. All share and per share data has been retroactively adjusted to reflect the stock split.

QUARTERLY PRICE RANGE – The accompanying chart shows the quarterly price range of the Company's shares over the past two years:

	First	Second	Third	Fourth
2009	$7.76-16.41	$9.89-21.26	$15.79-30.79	$26.16-31.92
2008	$31.88-45.41	$30.07-41.00	$24.90-40.48	$15.33-33.26

DIVIDEND INFORMATION – Cash dividends on Tennant's common stock have been paid for 65 consecutive years. Tennant's annual cash dividend payout increased for the 38th consecutive year to $0.53 per share in 2009, an increase of $0.01 per share over 2008. Dividends generally are declared each quarter. The Company announced a quarterly cash dividend of $0.14 per share payable March 15, 2010, to shareholders of record on February 26, 2010. Following are the anticipated remaining record dates for 2010: June 15, 2010, September 15, 2010 and December 15, 2010.

DIVIDEND REINVESTMENT OR DIRECT DEPOSIT OPTIONS – Shareholders have the option of reinvesting quarterly dividends in additional shares of Company stock or having dividends deposited directly to a bank account. The Transfer Agent should be contacted for additional information.

TRANSFER AGENT AND REGISTRAR – Shareholders with a change of address or questions about their account may contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
South St. Paul, MN 55164-0854
(800) 468-9716

SHARE REPURCHASES – On May 3, 2007, the Board of Directors authorized the repurchase of 1,000,000 shares of our common stock. Share repurchases are made from time to time in the open market or through privately negotiated transactions, primarily to offset the dilutive effect of shares issued through our stock-based compensation programs. In order to preserve cash, we had temporarily suspended these repurchases effective September 2008. Our March 4, 2009 amendment to our Credit Agreement prohibited us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends and repurchases of stock in fiscal years after 2009 to an amount ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments.

For the Quarter Ended December 31, 2009	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1–31, 2009	33	$ 29.03	-	288,874
November 1–30, 2009	-	-	-	288,874
December 1–31, 2009	988	26.82	-	288,874
Total	1,021	$ 26.89	-	288,874

[1] Includes 1,021 shares delivered or attested to in satisfaction of the exercise price and/or tax withholding obligations by employees who exercised stock options or restricted stock under employee stock compensation plans.

COMPARATIVE STOCK PERFORMANCE – The following graph compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return over the same period on the Overall Stock Market Performance Index (Morningstar Index) and the Industry Index (Hemscott Group Index 62 – Industrial Goods, Manufacturing).

This assumes an investment of $100 in the Company's common stock, the Morningstar Index and the Hemscott Group Index on December 31, 2004, with reinvestment of all dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG TENNANT COMPANY
MORNINGSTAR INDEX AND HEMSCOTT GROUP INDEX



$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2004
2005
2006
2007
2008
2009
Tennant Company
Morningstar Index
Hemscott Manufacturing Index

	2004	2005	2006	2007	2008	2009
Tennant Company	100.00	134.05	152.19	235.51	83.28	146.00
Morningstar Index	100.00	106.52	123.24	130.53	82.19	105.58
Hemscott Manufacturing Index	100.00	110.13	132.56	174.13	94.15	143.81

ITEM 6 – Selected Financial Data

(In thousands, except shares and per share data)

Years Ended December 31		2009	2008	2007	2006	2005
Year End Financial Results						
Net Sales	$	**595,875**	701,405	664,218	598,981	552,908
Cost of Sales	$	**349,767**	415,155	385,234	347,402	318,044
Gross Margin – %		**41.3**	40.8	42.0	42.0	42.5
Research and Development Expense	$	**22,978**	24,296	23,869	21,939	19,351
% of Net Sales		**3.9**	3.5	3.6	3.7	3.5
Selling and Administrative Expense	$	**245,623** (1)	243,385 (2)	200,270 (3)	189,676	180,676
% of Net Sales		**41.2**	34.7	30.2	31.7	32.7
(Loss) Profit from Operations	$	**(22,493)** (1)	18,569 (2)	54,845 (3)	39,964	34,837
% of Net Sales		**(3.8)**	2.6	8.3	6.7	6.3
Total Other (Expense) Income, Net	$	**(1,827)**	(994)	2,867 (3)	3,338	157
Income Tax Expense	$	**1,921** (1)	6,951 (2)	17,845 (3)	13,493	12,058
% of (Loss) Profit Before Income Taxes		**7.9**	39.6	30.9	31.2	34.5
Net (Loss) Earnings	$	**(26,241)** (1)	10,624 (2)	39,867 (3)	29,809	22,936
% of Net Sales		**(4.4)**	1.5	6.0	5.0	4.2
Return on beginning Shareholders' Equity – %		**(12.5)**	4.2	17.4	15.4	13.2
Per Share Data						
Basic (Loss) Earnings	$	**(1.42)** (1)	0.58 (2)	2.14 (3)	1.61	1.27
Diluted (Loss) Earnings	$	**(1.42)** (1)	0.57 (2)	2.08 (3)	1.57	1.26
Cash Dividends	$	**0.53**	0.52	0.48	0.46	0.44
Shareholders' Equity (ending)	$	**9.83**	11.48	13.65	12.25	10.50
Year-End Financial Position						
Cash and Cash Equivalents	$	**18,062**	29,285	33,092	31,021	41,287
Total Current Assets	$	**215,912**	250,419	240,724	235,404	211,601
Property, Plant and Equipment, Net	$	**97,217**	103,730	96,551	82,835	72,588
Total Assets	$	**377,726**	456,604	382,070	354,250	311,472
Total Current Liabilities	$	**116,152**	107,159	96,673	94,804	88,965
Total Long-Term Liabilities	$	**77,295**	139,541	32,966	29,782	29,405
Shareholders' Equity	$	**184,279**	209,904	252,431	229,664	193,102
Current Ratio		**1.9**	2.3	2.5	2.5	2.4
Debt:						
Current	$	**4,019**	3,946	2,127	1,812	2,232
Long-Term	$	**30,192**	91,393	2,470	1,907	1,608
Debt-to-Capital ratio		**15.7**	31.2	1.8	1.6	1.9
Cash Flows						
Net Cash Provided by Operating Activities	$	**75,185**	37,394	39,640	40,319	44,237
Net Cash Used for Investing Activities	$	**(13,334)**	(101,827)	(10,357)	(45,959)	(11,781)
Net Cash (Used for) Provided by Financing Activities	$	**(74,068)**	62,075	(26,679)	(4,876)	(8,111)
Other Data						
Interest Income	$	**393**	1,042	1,854	2,698	1,691
Interest Expense	$	**2,830**	3,944	898	737	564
Depreciation and Amortization	$	**22,803**	22,959	18,054	14,321	13,039
Purchases of Property, Plant and Equipment	$	**11,483**	20,790	28,720	23,872	20,880
Proceeds from disposals of Property, Plant and Equipment	$	**311**	808	7,254	632	3,049
Number of employees at year-end		**2,786**	3,002	2,774	2,653	2,496
Diluted Weighted Average Shares Outstanding		**18,507,772**	18,581,840	19,146,025	18,989,248	18,209,888
Closing share price at year-end	$	**26.19**	15.40	44.29	29.00	26.00
Common stock price range during year	$	**7.76-31.92**	15.33-45.41	27.84-49.32	21.71–29.88	17.39-26.23
Closing Price/Earnings ratio		**(18.4)**	27.0	21.3	18.5	20.6

The results of operations from our 2009 and 2008 acquisitions have been included in the Consolidated Financial Statements, as well as the Selected Financial Data presented above, since each of their respective dates of acquisition. Refer to additional information in Note 4, Acquisitions and Divestitures.

(1) 2009 includes a goodwill impairment charge of $43,363 pretax ($42,289 aftertax or $2.29 per diluted share), a benefit from a revision during the first quarter of 2009 to the 2008 workforce reduction charge of $1,328 pretax ($1,249 aftertax or $0.07 per diluted share) and a net tax benefit, primarily from a United Kingdom business reorganization of $1,864 aftertax (or $0.10 per diluted share). (2) 2008 includes a workforce reduction charge and associated expenses of $14,551 pretax ($12,003 aftertax or $0.65 per diluted share), increase in Allowance for Doubtful Accounts of $3,361 pretax ($3,038 aftertax or $0.16 per diluted share), write-off of technology investments of $1,842 pretax ($1,246 aftertax or $0.07 per diluted share), and a gain on sale of Centurion assets of $229 pretax ($143 aftertax or $0.01 per diluted share). (3) 2007 includes a restructuring charge and associated expenses of $2,507 pretax ($1,656 aftertax or $0.09 per diluted share), a one-time tax benefit relating to a reduction in valuation reserves, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes of $3,644 aftertax (or $0.19 per diluted share) and a gain on the sale of the Maple Grove, Minnesota facility of $5,972 pretax ($3,720 aftertax or $0.19 per diluted share).

ITEM 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Tennant Company is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer world. We provide floor maintenance and outdoor cleaning equipment, chemical-free cleaning technologies, specialty surface coatings and related products that are used to clean and coat surfaces in factories, office buildings, parking lots and streets, airports, hospitals, schools, warehouses, shopping centers and more. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Geographically, our customers are primarily located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. We strive to be an innovator in our industry through our commitment to understanding our customers' needs and using our expertise to create innovative products and solutions.

Net Loss for 2009 was $26.2 million, or $1.42 loss per diluted share, compared to Net Earnings of $10.6 million, or $0.57 per diluted share for 2008. Net Loss was impacted by a non-cash pretax goodwill impairment charge of $43.4 million, or $2.29 loss per diluted share, taken during the first quarter of 2009 as well as a significant year over year decline in Net Sales due to ongoing unfavorable global economic conditions. Net Sales totaled $595.9 million, down 15.0% from 2008 driven primarily by a decline in equipment unit sales volume. Gross Margins increased 50 basis points to 41.3%. Benefits from commodity price deflation, cost reductions, flexible production management and workforce reductions more than offset the impact of lower sales and the unfavorable impact of lower production volume through our manufacturing facilities. Selling and Administrative Expense ("S&A Expense") decreased 80 basis points as a percentage of Net Sales to 33.9% compared to 34.7% in 2008 due to benefits from our workforce reduction program, reductions in volume-related expenses, and delays in discretionary spending to align expenses with the lower level of sales.

Tennant continues to invest in innovative product development, with 3.9% of Net Sales spent on Research and Development in 2009. We launched one new product in 2009 in addition to the continued global rollout of our electrically converted water technology ("ec-water") on five of our rider scrubbers. Sales of new products introduced in the past three years generated approximately 41% of our equipment sales during 2009, exceeding our long-term goal of 30%.

In addition, Net Loss was also impacted by a benefit from net favorable discrete tax items, which contributed $0.03 per diluted share, and a tax benefit from a United Kingdom business reorganization which contributed $0.10 per diluted share.

We ended 2009 with a Debt-to-Capital ratio of 15.7%, $18.1 million in Cash and Cash Equivalents and Shareholders' Equity of $184.3 million. During 2009 we generated operating cash flows of $75.2 million. Total debt was $34.2 million as of December 31, 2009, a significant decrease from $95.3 million at the same time last year.

Historical Results

The following table compares the historical results of operations for the years ended December 31, 2009, 2008 and 2007 in dollars and as a percentage of Net Sales (in thousands, except per share amounts):

	2009	**%**	**2008**	**%**	**2007**	**%**
Net Sales	**$ 595,875**	**100.0**	$ 701,405	100.0	$ 664,218	100.0
Cost of Sales	**349,767**	**58.7**	415,155	59.2	385,234	58.0
Gross Profit	**246,108**	**41.3**	286,250	40.8	278,984	42.0
Operating Expense:						
Research and Development Expense	**22,978**	**3.9**	24,296	3.5	23,869	3.6
Selling and Administrative Expense	**202,260**	**33.9**	243,614	34.7	206,242	31.1
Goodwill Impairment Charge	**43,363**	**7.3**	-	-	-	-
Gain on Divestiture of Assets	**-**	**-**	(229)	-	-	-
Gain on Sale of Facility	**-**	**-**	-	-	(5,972)	(0.9)
Total Operating Expenses	**268,601**	**45.1**	267,681	38.2	224,139	33.7
(Loss) Profit from Operations	**(22,493)**	**(3.8)**	18,569	2.6	54,845	8.3
Other Income (Expense):						
Interest Income	**393**	**0.1**	1,042	0.1	1,854	0.3
Interest Expense	**(2,830)**	**(0.5)**	(3,944)	(0.6)	(898)	(0.1)
Net Foreign Currency Transaction (Losses) Gains	**(412)**	**(0.1)**	1,368	0.2	39	-
ESOP Income	**990**	**0.2**	2,219	0.3	2,568	0.4
Other Income (Expense), Net	**32**	**-**	(1,679)	(0.2)	(696)	(0.1)
Total Other (Expense) Income, Net	**(1,827)**	**(0.3)**	(994)	(0.1)	2,867	0.4
(Loss) Profit Before Income Taxes	**(24,320)**	**(4.1)**	17,575	2.5	57,712	8.7
Income Tax Expense	**1,921**	**0.3**	6,951	1.0	17,845	2.7
Net (Loss) Earnings	**$ (26,241)**	**(4.4)**	$ 10,624	1.5	$ 39,867	6.0
Net (Loss) Earnings per Share	**$ (1.42)**		$ 0.57		$ 2.08	

Consolidated Financial Results

Net Loss for 2009 was $26.2 million, or $1.42 loss per diluted share, compared to Net Earnings of $10.6 million, or $0.57 per diluted share for 2008. Net Loss was impacted by:

- A decline in Net Sales of 15.0%, primarily due to a decrease in equipment unit sales volume experienced during 2009.
- A 50 basis point increase in Gross Margins to 41.3% due to benefits from commodity price deflation, cost reductions, flexible production management and workforce reductions which more than offset the decline in equipment unit sales volume.
- A decrease in S&A Expense as a percentage of Net Sales of 80 basis points due to benefits from our workforce reduction program, reductions in volume-related expenses and delays in discretionary spending.
- Non-cash pretax goodwill impairment charge of $43.4 million during the first quarter of 2009.
- A benefit from net favorable discrete tax items contributed $0.03 per diluted share and a tax benefit from a United Kingdom business reorganization contributed $0.10 per diluted share.

In 2008, Net Earnings declined 73.4% to $10.6 million or $0.57 per diluted share as compared to 2007. Net Earnings were impacted by:

- Growth in Net Sales of 5.6% to $701.4 million, driven by 2008 acquisitions and increases in Other International.
- A 120 basis point decline in Gross Margins to 40.8% as fixed manufacturing costs within our plants were not fully leveraged due to a significant equipment unit volume decline of $22.9 million experienced in the fourth quarter of 2008.
- An increase in S&A Expense as a percentage of Net Sales of 360 basis points due to the inclusion of $19.8 million of expenses associated with the fourth quarter workforce reduction charge and other charges as well as expenses incurred earlier in the year to expand international market coverage and support new product launches.

- The inclusion of a $2.7 million net foreign currency gain from settlement of forward contracts related to a British pound denominated loan.
- A net benefit from discrete tax items, primarily related to U.S. federal tax settlements, added $0.07 per diluted share.
- A dilutive impact to Net Earnings related to our 2008 acquisitions of $2.8 million.

For 2009, we used operating profit and cash flows from operations as key indicators of financial performance and the primary metrics for performance-based incentives. Other key drivers we focus on to measure how effectively we utilize net assets in the business include "Accounts Receivable Days Sales Outstanding" (DSO), "Days Inventory on Hand" (DIOH) and capital expenditures. These key drivers are discussed in greater depth throughout Management's Discussion and Analysis.

Net Sales

In 2009, consolidated Net Sales were $595.9 million, a decrease of 15.0% as compared to 2008. Consolidated Net Sales were $701.4 million in 2008, an increase of 5.6% over 2007.

The components of the consolidated Net Sales change for 2009 as compared to 2008 and 2008 compared to 2007 were as follows:

Growth Elements	% Change from 2008	% Change from 2007
Organic (Decline) Growth:		
Volume	(14%)	(5%)
Price	1%	4%
Organic Decline	(13%)	(1%)
Foreign Currency	(3%)	2%
Acquisitions	1%	5%
Total	(15%)	6%

The 15.0% decrease in consolidated Net Sales for 2009 from 2008 was primarily driven by:

- An organic decline of 13%, which includes a decline in base business equipment sales volume experienced in almost all geographic regions, slightly offset by the net benefit from higher year-over-year selling prices.
- An unfavorable direct foreign currency exchange impact of 3%.

The 5.6% increase in consolidated Net Sales for 2008 from 2007 was primarily driven by:

- An increase of 5% in sales volume due to our March 28, 2008 acquisition of Sociedade Alfa Ltda. ("Alfa"), our February 29, 2008 acquisition of Applied Sweepers, Ltd. ("Applied Sweepers") and our February 1, 2007 acquisition of Floorep Limited ("Floorep").
- A favorable direct foreign currency exchange impact of 2%.
- An organic decline of 1%, which includes a decline in base business volume, primarily within North America, partially offset by the net benefit from price increases implemented during the year.

The following table sets forth annual Net Sales by geography and the related percent change from the prior year (in thousands, except percentages):

	2009	%	2008	%	2007	%
North America	**$ 345,766**	**(14.0)**	$ 402,174	(3.7)	$ 417,757	6.8
Europe, Middle East and Africa	**177,829**	**(18.3)**	217,594	18.8	183,188	17.6
Other International	**72,280**	**(11.5)**	81,637	29.0	63,273	21.8
Total	**$ 595,875**	**(15.0)**	$ 701,405	5.6	664,218	10.9

North America – In 2009, North America Net Sales declined 14.0% to $345.8 million compared with $402.2 million in 2008. The primary driver of the decrease in Net Sales is attributable to a decline in equipment unit volume, during the first three quarters of 2009, somewhat offset by benefits from slightly higher selling prices. There was no impact from foreign currency translation during 2009.

In 2008, North America Net Sales declined 3.7% to $402.2 million compared with $417.8 million in 2007. The primary driver of the decrease in Net Sales is attributable to a decline in equipment unit volume, with the most significant declines occurring in the fourth quarter as a result of the credit crisis and its impact on an already sluggish U.S. economy. Partially offsetting these declines were benefits from pricing actions taken during the year and a net favorable impact from foreign currency translation. Our acquisition of Applied Sweepers contributed approximately 1% to North America's 2008 Net Sales.

Europe, Middle East and Africa – Europe, Middle East and Africa ("EMEA") Net Sales in 2009 decreased 18.3% to $177.8 million compared to 2008 Net Sales of $217.6 million. Unfavorable direct foreign currency exchange effects decreased EMEA Net Sales by approximately 7% in 2009. Our Applied Sweepers acquisition contributed approximately 1% to EMEA Net Sales in 2009. EMEA's organic sales decline of approximately 12% was primarily due to lower equipment unit volume in most regions due to weak economic conditions somewhat offset by higher equipment unit volume in the UK and Italy and slightly higher selling prices.

EMEA Net Sales in 2008 increased 18.8% to $217.6 million compared to 2007 Net Sales of $183.2 million. Favorable direct foreign currency exchange effects increased EMEA Net Sales by approximately 6% in 2008. Our Applied Sweepers acquisition contributed approximately 14% to EMEA's 2008 Net Sales. EMEA's organic sales were essentially flat in 2008 when compared to 2007. Pricing increases and volume growth in emerging markets were offset by lower sales of equipment in the mature markets within Europe. The majority of the equipment unit volume decline occurred in the fourth quarter following the global credit crisis and a significant slowdown in these economies.

Other International – Our Other International markets are comprised of the following key geographic regions: China and other Asia Pacific markets, Japan, Australia and Latin America. Other International Net Sales in 2009 decreased 11.5% to $72.3 million over 2008 Net Sales of $81.6 million. Our Alfa acquisition contributed approximately 2% to Other International Net Sales in 2009, while unfavorable direct foreign currency exchange effects decreased Net Sales by approximately 1% in 2009. Other International's organic sales decline of approximately 12% was primarily due to lower equipment unit volume in Latin America due to weak economic conditions somewhat offset by higher equipment unit volume in Australia and China.

Other International Net Sales in 2008 increased 29.0% to $81.6 million over 2007 Net Sales of $63.3 million. Growth in Net Sales was driven in part by organic growth, resulting from expanded market coverage in Brazil and China as well as a net benefit from pricing actions taken during the year. Our acquisitions contributed approximately 12% to Other International's 2008 Net Sales. Price increases also contributed to the 2008 growth in Net Sales. Favorable direct foreign currency exchange effects increased Net Sales in Other International markets by approximately 3% in 2008.

Gross Profit

Gross Margin was 41.3% in 2009, an increase of 50 basis points as compared to 2008. Gross Margin was unfavorably impacted by the decline in equipment unit volume as compared to the prior year; however, this was more than offset by commodity price deflation, cost reductions, flexible production management and savings from workforce reductions.

Gross Margin was 40.8% in 2008, down 120 basis points as compared to 2007. Although benefits from pricing actions and cost reduction initiatives were able to essentially offset higher raw material and purchased component costs during 2008, the inability to leverage the fixed manufacturing costs in our plants, due to the significant decline in unit volume experienced in the fourth quarter, drove a decline in margins year over year. Gross Margin was also impacted by an unfavorable sales mix and by the inclusion of $1.2 million in expense from the flow-through of fair market value inventory step-up from our acquisitions of Applied Sweepers and Alfa.

Operating Expenses

Research and Development Expense – Research and Development Expense ("R&D Expense") decreased $1.3 million, or 5.4%, in 2009 compared to 2008 and increased 40 basis points to 3.9% as a percentage of Net Sales. Despite lower sales levels in 2009 investments continued to be made in key research and development projects and technologies.

R&D Expense increased $0.4 million, or 1.8%, in 2008 compared to 2007 and decreased 10 basis points to 3.5% as a percentage of Net Sales.

Selling and Administrative Expense – S&A Expense decreased by $41.4 million, or 17.0%, in 2009 compared to 2008. As a percentage of Net Sales, 2009 S&A Expense decreased 80 basis points to 33.9%. S&A Expense benefited from decreased headcount in 2009 due to the fourth quarter 2008 workforce reduction, decreased selling costs associated with a lower level of sales and delays in discretionary spending, partially offset by higher incentives as compared to the prior period due to strong operating profit results and cash flows from operations. Favorable foreign currency exchange was approximately $3.4 million in 2009.

S&A Expense increased by $37.4 million, or 18.1%, in 2008 compared to 2007. The inclusion of expense from our 2008 acquisitions of Applied Sweepers, Alfa and Shanghai ShenTan Mechanical and Electrical Equipment Co. Ltd. ("Shanghai ShenTan") added $10.7 million to S&A Expense during 2008. S&A Expense included a $14.6 million workforce reduction charge as discussed in Note 3 to the Consolidated Financial Statements. S&A Expense was also impacted by a significant increase in bad debt expense of $3.4 million resulting from increased Accounts Receivable reserves due to the global credit crisis and a write-off of $1.8 million related to technology investments that will be replaced by new solutions. Unfavorable foreign currency exchange was approximately $4.5 million in 2008.

Goodwill Impairment Charge – During the first quarter of 2009, we recorded a non-cash pretax goodwill impairment charge of $43.4 million related to our EMEA reporting unit. All but $3.8 million of this charge is not tax deductible.

Gain on Divestiture of Assets – We sold assets related to our Centurion line of sweepers during the second quarter of 2008 for a pretax gain of $0.2 million.

Gain on Sale of Facility – We completed the sale of our Maple Grove, Minnesota facility during the fourth quarter of 2007 for a net pretax gain of $6.0 million.

Total Other Income (Expense), Net

Interest Income – Interest Income was $0.4 million in 2009, a decrease of $0.6 million from 2008. The decrease reflects the impact of a lower level of cash on hand during 2009 as compared to 2008 as well as a slightly lower interest rate.

Interest Income was $1.0 million in 2008, a decrease of $0.8 million from 2007. The decrease between 2008 and 2007 reflects the impact of a decline in interest rates between periods on lower average cash levels.

Interest Expense – Interest Expense was $2.8 million in 2009 as compared to $3.9 million in 2008. This decline is primarily due to significant repayments of debt during 2009 as compared to 2008.

Interest Expense was $3.9 million in 2008 as we became a net debtor during the first quarter of 2008 borrowing against our revolving credit facility, primarily to fund the two acquisitions that closed during the first quarter of 2008.

Net Foreign Currency Transaction Gains (Losses) – Net Foreign Currency Transaction Gains decreased $1.8 million between 2009 and 2008 from a $1.4 million net gain in 2008 to a $0.4 million net loss during 2009. Included in the 2008 net gain of $1.4 million was a $2.7 million net foreign currency gain from the settlement of forward contracts related to a British pound denominated loan, partially offset by a $0.9 million unfavorable movement in the foreign currency exchange rates related to a deal contingent non-speculative forward contract. There were no individually significant transactions in the 2009 activity, resulting in a net unfavorable impact from other foreign currency fluctuations between years.

Net Foreign Currency Transaction Gains increased $1.3 million between 2008 and 2007. A $2.7 million net foreign currency gain from the settlement of forward contracts related to a British pound denominated loan was the most significant contributor to the change between years. This gain was partially offset by the $0.9 million unfavorable movement in the foreign currency exchange rates related to a deal contingent non-speculative forward contract that we entered into that fixed the cash outlay in U.S. dollars for the Alfa acquisition in the first quarter of 2008. The remaining change was due to a net favorable impact from other foreign currency fluctuations between years.

ESOP Income – ESOP Income decreased $1.2 million between 2009 and 2008 due to a lower average stock price. We benefit from ESOP Income when the shares held by Tennant's ESOP Plan are utilized and the basis of those shares is lower than the current average stock price. This benefit is offset in periods when the number of shares needed exceeds the number of shares available from the ESOP as the shortfall must be issued at the current market rate, which is generally higher than the basis of the ESOP shares. We issued additional shares throughout 2009 as we experienced a lower average stock price during 2009 as compared to 2008. On December 31, 2009, the ESOP loan matured and was repaid to us, completing the twenty year term for this plan.

ESOP Income decreased $0.3 million between 2008 and 2007 due to a lower average stock price. We benefit from ESOP Income when the shares held by Tennant's ESOP Plan are utilized and the basis of those shares is lower than the current average stock price. This benefit is offset in periods when the number of shares needed exceeds the number of shares available from the ESOP as the shortfall must be issued at the current market rate, which is generally higher than the basis of the ESOP shares. During the year ended 2008 compared to 2007, we experienced a lower average stock price and issued additional shares during the fourth quarter of 2008.

Other Income (Expense), Net – The $1.7 million decrease in Other Expense, Net between 2009 and 2008 was primarily due to a decrease in discretionary contributions to Tennant's charitable foundation.

Other Expense, Net increased $1.0 million between 2008 and 2007. The increase in Other Expense, Net was primarily due to an increase in discretionary contributions to Tennant's charitable foundation.

Income Taxes

Our effective income tax rate was 7.9%, 39.6% and 30.9% in 2009, 2008 and 2007, respectively. The 2009 tax expense includes only a $1.1 million tax benefit associated with the $43.4 million impairment of Goodwill recorded in the first quarter, materially impacting the overall rate. Excluding the $1.1 million tax benefit associated with the first quarter goodwill impairment, the 2009 effective tax rate would have been 15.7%. The 2009 tax expense also includes a $2.3

million tax benefit associated with a United Kingdom business reorganization in the fourth quarter, also materially impacting the overall rate. Excluding the tax benefit associated with the first quarter goodwill impairment and the fourth quarter United Kingdom business reorganization, the 2009 effective tax rate would have been 27.8%. The decrease in the 2009 effective tax rate excluding these items was substantially related to changes in our operating profit by taxing jurisdiction.

During 2008, we had a negative impact due to a correction of an immaterial error related to reserves for uncertain tax positions covering tax years 2004 to 2006. The change in the 2008 rate as compared to 2007 was also negatively impacted due to the 2007 favorable one-time discrete item related to the reversal of a German valuation allowance, as noted below.

During 2007, a favorable one-time discrete item of $3.6 million related to the reversal of a German valuation allowance, net of the impact of tax rate changes in foreign jurisdictions on deferred taxes, was recognized in the third quarter. It was determined that it was now more likely than not that a tax loss carryforward in Germany will be utilized in the future and accordingly the valuation allowance on the related deferred tax asset was reduced to zero.

Liquidity and Capital Resources

Liquidity – Cash and Cash Equivalents totaled $18.1 million at December 31, 2009, as compared to $29.3 million of Cash and Cash Equivalents as of December 31, 2008. Cash and Cash Equivalents held by our foreign subsidiaries totaled $10.1 million as of December 31, 2009 as compared to $14.6 million of Cash and Cash Equivalents held by our foreign subsidiaries as of December 31, 2008. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. Our current ratio was 1.9 and 2.3 as of December 31, 2009 and 2008, based on working capital of $99.8 million and $143.3 million, respectively.

Our Debt-to-Capital ratio was 15.7% as of December 31, 2009, compared with 31.2% as of December 31, 2008. Our capital structure was comprised of $34.2 million of Long-Term Debt and $184.3 million of Shareholders' Equity as of December 31, 2009.

On July 29, 2009, we filed a shelf registration statement with the SEC to facilitate any future issuances of debt securities, preferred stock, depository shares and common stock up to $175.0 million. This shelf registration statement was declared effective by the SEC on December 15, 2009.

On July 29, 2009, we entered into a Private Shelf Agreement (the "Shelf Agreement") with Prudential Investment Management, Inc. ("Prudential") and Prudential affiliates from time to time party thereto. The Shelf Agreement provides us and our subsidiaries access to uncommitted, senior secured, debt capital with a maximum aggregate principal amount of $80.0 million. There was no balance outstanding under this credit facility as of December 31, 2009.

Cash Flow Summary – Cash provided by (used in) our operating, investing and financing activities is summarized as follows (in thousands):

	2009	2008	2007
Operating Activities	**$ 75,185**	$ 37,394	$ 39,640
Investing Activities:			
Purchases of Property, Plant			
and Equipment, Net of Disposals	**(11,172)**	(19,982)	(21,466)
Acquisitions of Businesses,			
Net of Cash Acquired	**(2,162)**	(81,845)	(3,141)
Change in Short-Term Investments	**-**	-	14,250
Financing Activities	**(74,068)**	62,075	(26,679)
Effect of Exchange Rate Changes			
on Cash and Cash Equivalents	**994**	(1,449)	(533)
Net Increase (Decrease) in			
Cash and Cash Equivalents	**$ (11,223)**	$ (3,807)	$ 2,071

Operating Activities – Cash provided by operating activities was $75.2 million in 2009, $37.4 million in 2008 and $39.6 million in 2007. In 2009, cash provided by operating activities was driven by strong working capital management, offset somewhat by a decrease in Employee Compensation and Benefits and Other Accrued Expenses due in part to the cash payments in 2009 for the workforce reduction, which were accrued in 2008. Cash flow provided by operating activities was $37.8 million higher in 2009 compared to 2008. This increase was primarily driven by a reduction in Inventories and an increase in Income Taxes Payable and Accounts Payable, offset by a decrease in Employee Compensation and Benefits and Other Accrued Expenses.

In 2008, cash provided by operating activities was driven by Net Earnings, as well as increases in Employee Compensation and Benefits and Other Accrued Expenses and Accounts Receivable, partially offset by a decrease in Income Taxes Payable/Prepaid.

As discussed previously, two metrics used by management to evaluate how effectively we utilize our net assets are "Accounts Receivable Days Sales Outstanding" (DSO) and "Days Inventory on Hand" (DIOH), on a FIFO basis. The metrics are calculated on a rolling three month basis in order to more readily reflect changing trends in the business. These metrics for the quarters ended December 31 were as follows (in days):

	2009	2008	2007
DSO	**67**	77	61
DIOH	**87**	101	83

DSO decreased 10 days in 2009 compared to 2008 primarily due to our proactive management of risk in this area by increasing focus on credit reviews and credit limits and more aggressively pursuing collection of past due balance in light of the more difficult economic environment.

DIOH decreased 14 days in 2009 compared to 2008 primarily due to lower levels of inventory as a result of inventory reduction initiatives.

Investing Activities – Net cash used for investing activities was $13.3 million in 2009, $101.8 million in 2008 and $10.4 million in 2007. The primary use of cash in investing activities during 2009 was net capital expenditures, which totaled $11.2 million.

Net capital expenditures were $11.2 million during 2009 compared to $20.0 million in 2008. Net capital expenditures were $21.5 million in 2007. Capital expenditures in 2009 included technology upgrades, tooling related to new product development and investments in our Minnesota facilities to complete the Global Innovation Center to support new product innovation efforts. Net capital expenditures in 2008 included upgrades to our information technology systems and related infrastructures and investments in tooling in support of new products, as well as investment in our corporate facilities to create a Global Innovation Center for research and development. Net capital expenditures in 2007 included continued investments in our footprint consolidation initiative, new product tooling and capital spending related to our global expansion initiatives.

On February 27, 2009, we acquired certain assets of Applied Cleansing Solutions Pty Ltd ("Applied Cleansing"), a long-term importer and distributor for Green Machines™ products in Australia and New Zealand, in a business combination for an initial purchase price of $0.4 million in cash. This acquisition provides us with the opportunity to accelerate our growth in the city cleaning business within the Asia Pacific region. The purchase agreement also provides for additional contingent consideration to be paid for each of the four quarters following the acquisition date if certain future revenue targets are met. We recorded additional contingent consideration of approximately $0.2 million, which represented our best estimate of these probable quarterly payments. As of December 31, 2009, we have paid additional consideration of $0.2 million for the first three quarters following the date of acquisition. The acquisition of Applied Cleansing is accounted for as a business combination and the results of operations have been included in the Consolidated Financial Statements since the date of acquisition. The purchase price allocation is preliminary and will be adjusted retroactively based upon the final determination of fair value of assets acquired and liabilities assumed.

On December 1, 2008, we entered into an asset purchase agreement with Hewlett Equipment ("Hewlett") for a purchase price of $0.6 million in cash. The purchase of Hewlett's existing rental fleet of industrial equipment will accelerate Tennant's strategy to grow its direct sales and service business in the Brisbane, Australia area. Hewlett will continue as a distributor and service agent of Tennant's commercial equipment.

On August 15, 2008, we acquired Shanghai ShenTan Mechanical and Electrical Equipment Co. Ltd. ("Shanghai ShenTan") for a purchase price including transaction costs of $0.6 million in cash. The purchase agreement provides for additional contingent consideration to be paid in each of the three one-year periods following the acquisition date if certain future revenue targets are met and if other future events occur. Amounts paid under this earn-out will be considered additional purchase price. The potential earn-out is denominated in foreign currency which approximates $0.6 million in the aggregate and is calculated based on 1) growth in revenues and 2) visits to specified customer locations during each of the three one-year periods following the acquisition date. During 2009, we recorded $0.1 million for the earn-out related to the first one-year period following the acquisition.

On March 28, 2008, we acquired Alfa for an initial purchase price including transaction costs of $12.3 million in cash and $1.4 million in debt assumed. Alfa manufactures the Alfa brand of commercial cleaning machines, is based in São Paulo, Brazil, and is recognized as the market leader in the Brazilian cleaning equipment industry. The purchase agreement with Alfa also provides for additional contingent consideration up to approximately $6.8 million to be paid if certain revenue targets are met based on growth in revenues during the 2009 calendar year. Amounts paid under this earn-out will be considered additional purchase price. During the first quarter of 2009, we paid the maximum earn-out amount of $1.2 million related to the interim period calculation based on growth in 2008 revenues. As of December 31, 2009, we do not anticipate that there will be any additional earn-out payments.

On February 29, 2008, we acquired Applied Sweepers, a privately-held company based in Falkirk, Scotland, for a purchase price of $68.9 million in cash. Applied Sweepers is the manufacturer of Green Machines™ and is recognized as the leading manufacturer of sub-compact outdoor sweeping machines in the United Kingdom. Applied Sweepers also has locations in the United States, France and Germany and sells through a broad distribution network around the world.

In February 2007, we acquired Floorep, a distributor of cleaning equipment based in Scotland, for a purchase price of $3.6 million in cash. The results of Floorep's operations have been included in the Consolidated Financial Statements since February 2, 2007, the date of acquisition.

Financing Activities – Net cash used for financing activities was $74.1 million in 2009. Net cash provided by financing activities was $62.1 million in 2008. Net cash used for financing activities was $26.7 million in 2007. In 2009, payments of Long-Term Debt used $67.2 million and dividend payments used $9.9 million. In 2008, issuance of Long-Term Debt for our 2008 acquisitions provided $87.5 million and significant uses of cash included $14.3 million in repurchases of Common Stock related to our share repurchase program and $9.6 million of dividends paid. Our annual cash dividend payout increased for the 38th consecutive year to $0.53 per share in 2009, an increase of $0.01 per share over 2008.

Proceeds from the issuance of Common Stock generated $0.9 million in 2009, $1.9 million in 2008 and $8.7 million in 2007. Proceeds are due to employees' stock option exercises which have declined over the past two years as our average stock price has declined.

On May 3, 2007, the Board of Directors authorized the repurchase of 1,000,000 shares of our Common Stock. At December 31, 2009, there remained approximately 288,874 shares authorized for repurchase.

There were no shares repurchased during 2009 and 450,100 and 735,900 shares were repurchased during the years ended 2008 and 2007, respectively, at average repurchase prices of $31.62 and $39.34, respectively. Beginning in September 2008, repurchases were temporarily suspended in order to conserve cash and on March 4, 2009, our amendment to our Credit Agreement prohibited us from conducting share repurchases during 2009 and also limited the payment of dividends and repurchases of stock in future years to amounts ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments.

Indebtedness – As of December 31, 2009, we had committed lines of credit totaling approximately $134.3 million and uncommitted lines of credit totaling $80.0 million. There was $25.0 million in outstanding borrowings under our JPMorgan facility and no borrowings under any other facilities as of December 31, 2009. In addition, we had stand alone letters of credit of approximately $2.1 million outstanding and bank guarantees in the amount of approximately $1.0 million. Commitment fees on unused lines of credit for the year ended December 31, 2009 were $0.5 million.

Our most restrictive covenants are part of our Credit Agreement with JPMorgan, which are the same covenants in the Shelf Agreement with Prudential, and require us to maintain an indebtedness to EBITDA ratio of not greater than 3.50 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1 as of the end of each quarter. As of December 31, 2009, our indebtedness to EBITDA ratio was 0.88 to 1 and our EBITDA to interest expense ratio was 14.94 to 1.

JPMorgan Chase Bank, National Association

On June 19, 2007, we entered into a Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, National Association ("JPMorgan"), as administrative agent, Bank of America, N.A., as syndication agent, BMO Capital Markets Financing, Inc. and U.S. Bank National Association, as Co-Documentation Agents and the Lenders from time to time party thereto. The Credit Agreement provides us and certain of our foreign subsidiaries access to a $125.0 million revolving credit facility until June 19, 2012. Borrowings may be denominated in U.S. dollars or certain other currencies. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. Further, the Credit Agreement initially contains a covenant requiring us to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.50 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1.

On February 21, 2008, we amended the Credit Agreement to increase the sublimit on foreign currency borrowings from $75.0 million to $125.0 million and to increase the sublimit on borrowings by the foreign subsidiaries from $50.0 million to $100.0 million.

On March 4, 2009, we entered into a second amendment to the Credit Agreement. This amendment principally provided: (i) an exclusion from our EBITDA calculation for all non-cash losses and charges, up to $15.0 million cash restructuring charges during the 2008 fiscal year and up to $3.0 million cash restructuring charges during the 2009 fiscal year, (ii) an amendment of the indebtedness to EBITDA financial ratio required for the second and third quarters of 2009 to not greater than 4.00 to 1 and 5.50 to 1, respectively, (iii) an amendment to the EBITDA to interest expense financial ratio for the third quarter of 2009 to not less than 3.25 to 1, and (iv) the ability for us to incur up to an additional $80.0 million of indebtedness pari passu with the lenders under the Credit Agreement. The revolving credit facility available under the Credit Agreement remains at $125.0 million, but the amendment reduced the expansion feature under the Credit Agreement from $100.0 million to $50.0 million. The amendment put a cap on permitted new acquisitions of $2.0 million for the 2009 fiscal year and the amount of permitted new acquisitions in fiscal years after 2009 will be limited according to our then current leverage ratio. The amendment prohibited us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends and repurchases of stock in fiscal years after 2009 to an amount ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments. Finally, if we obtain additional indebtedness as permitted under the amendment, to the extent that any revolving loans under the credit agreement are then outstanding we are required to prepay the revolving loans in an amount equal to 100% of the proceeds from the additional indebtedness. Additionally, proceeds over $25.0 million and under $35.0 million will reduce the revolver commitment on a 50% dollar for dollar basis and proceeds over $35.0 million will reduce the revolver commitment on a 100% dollar for dollar basis.

In conjunction with the amendment to the Credit Agreement, we gave the lenders a security interest on most of our personal property and pledged 65% of the stock of all domestic and first tier foreign subsidiaries. The obligations under the Credit Agreement are also guaranteed by our domestic subsidiaries and those subsidiaries also provide a security interest in their similar personal property.

Included in the amendment were increased interest spreads and increased facility fees. The fee for committed funds under the Credit Agreement now ranges from an annual rate of 0.30% to 0.50%, depending on our leverage ratio. Borrowings under the Credit Agreement bear interest at an annual rate of, at our option, either (i) between LIBOR plus 2.20% to LIBOR plus 3.00%, depending on our leverage ratio; or (ii) the highest of (A) the prime rate, (B) the federal funds rate plus 0.50%, and (C) the adjusted LIBOR rate for a one month period plus 1.00%; plus, in any such case under this clause (ii), an additional spread of 1.20% to 2.00%, depending on our leverage ratio.

We were in compliance with all covenants under the Credit Agreement as of December 31, 2009. There was $25.0 million in outstanding borrowings under this facility at December 31, 2009, with a weighted average interest rate of 2.44%.

Prudential Investment Management, Inc.

On July 29, 2009, we entered into a Shelf Agreement with Prudential and Prudential affiliates from time to time party thereto. The Shelf Agreement provides us and our subsidiaries access to an uncommitted, senior secured, maximum aggregate principal amount of $80.0 million of debt capital.

The minimum principal amount of the private shelf notes that can be issued at any time under the Shelf Agreement is $5.0 million with an issuance fee of 0.10% of the U.S. dollar equivalent of the principal amount of the issued shelf notes, payable on the date of issuance. The Shelf Agreement also provides for other fees, including a fee of an additional 1.00% per annum, in addition to the interest accruing on the shelf notes, in the event the amount of capital required to be held in reserve by a holder of the shelf notes in respect of such shelf notes is greater than the amount which would be required to be held in reserve with respect to promissory notes rated investment grade by a nationally recognized rating agency. Any private shelf note issued during the issuance period may have a maturity of up to 12 years, provided that the average life for each private shelf note issued is no more than 10 years after the original issuance date. Prepayments of the shelf notes will be subject to payment of yield maintenance amounts to the holders of the shelf notes.

The Shelf Agreement contains representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and merge or consolidate with another entity. Further, the Shelf Agreement contains a covenant requiring us to maintain an indebtedness to EBITDA ratio for the second and third quarters of 2009 of not greater than 4.00 to 1 and 5.50 to 1, respectively, and thereafter as of the end of each quarter of not greater than 3.50 to 1. The Shelf Agreement also contains a covenant requiring us to maintain an EBITDA to interest expense ratio for the third quarter of 2009 to not less than 3.25 to 1, and thereafter of no less than 3.50 to 1. The Shelf Agreement contains a cap on permitted acquisitions of $2.0 million for the 2009 fiscal year and other limitations on the permitted acquisitions amount based on our leverage ratio in fiscal years after 2009. Finally, the Shelf Agreement prohibits us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends or repurchases of stock in fiscal years after 2009 to an amount ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments.

As of December 31, 2009, there was no balance outstanding on this facility and therefore no requirement to be in compliance with the financial covenants under this facility. However, the financial covenants under this facility are the same as the financial covenants in the Credit Agreement, all of which we were in compliance with as of December 31, 2009. Should notes be issued under the Shelf Agreement, such notes will be pari passu with outstanding debt under the Credit Facility.

ABN AMRO Bank N.V.

We have a revolving credit facility with ABN AMRO Bank N.V. ("ABN AMRO") of 5.0 million Euros, or approximately $7.2 million, for general working capital purposes. Borrowings under this facility incur interest generally at a rate of 1.25% over the ABN AMRO base rate as calculated daily on the cleared account balance. This facility may also be used for short-term loans up to 3.0 million Euros, or approximately $4.3 million. The terms and conditions of these loans would be incorporated in a separate short-term loan agreement at the time of the transaction. As of December 31, 2009, bank guarantees of $1.0 million reduced the amount available on this credit facility to $6.2 million.

Bank of America, National Association

On August 17, 2009, we renewed our revolving credit facility with Bank of America, National Association, Shanghai Branch. This agreement will expire on August 28, 2010 and is denominated in renminbi ("RMB") in the amount of 13,400 RMB, or approximately $2.0 million, and is available for general corporate purposes, including working capital needs of our China location. As part of the March 4, 2009 amendment to the Credit Agreement with JPMorgan Chase Bank, this facility with Bank of America was secured with the same assets as noted above under the JPMorgan Chase section. The interest rate on borrowed funds is equal to the People's Bank of China's base rate. This facility also allows for the issuance of standby letters of credit, performance bonds and other similar instruments over the term of the facility for a fee of 0.95% of the amount issued. There was no balance outstanding on this facility at December 31, 2009.

Bank of Scotland

On March 31, 2009, we cancelled our committed credit facility with the Bank of Scotland.

Unibanco Bank

During the third quarter of 2009 our revolving credit facility with Unibanco Bank in Brazil expired.

Contractual Obligations – Our contractual cash obligations and commitments as of December 31, 2009, are summarized by period due in the following table (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt [1]	$ 25,174	$ 73	$ 25,071	$ 30	$ -
Interest payments on long-term debt [1]	1,595	618	977	-	-
Collateralized borrowings[2]	1,342	823	519	-	-
Capital leases	7,688	3,477	4,163	48	-
Interest payments on capital leases	570	299	269	2	-
Residual value guarantees[3]	891	625	264	2	-
Retirement benefit plans[4]	1,198	1,198	-	-	-
Deferred compensation arrangements[5]	6,815	1,146	1,248	888	3,533
Other long-term employee benefits[6]	-	-	-	-	-
Unrecognized tax benefits [7]	-	-	-	-	-
Operating leases [8]	21,139	8,450	9,291	2,142	1,256
Purchase obligations[9]	39,410	38,207	1,203	-	-
Total contractual obligations	**$ 105,822**	**$ 54,916**	**$ 43,005**	**$ 3,112**	**$ 4,789**

(1) Long-term debt represents bank borrowings and borrowings through our Credit Agreement. Our Credit Agreement does not have specified repayment terms; therefore, repayment is due upon expiration of the agreement on June 19, 2012. Interest payments on our Credit Agreement were calculated using the December 31, 2009 LIBOR rate based on the assumption that the principal would be repaid in full upon the expiration of the agreement.

(2) Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings in accordance with GAAP. We would be expected to fund these obligations only as a result of a default in lease payments by the purchaser.

(3) Certain operating leases for vehicles contain residual value guarantee provisions, which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $9.2 million, of which we have guaranteed $7.3 million. As of December 31, 2009, we have recorded a liability for the estimated end-of-term loss related to this residual value guarantee of $0.9 million for certain vehicles within our fleet.

(4) Our retirement benefit plans, as described in Note 11 to the Consolidated Financial Statements, require us to make contributions to the plans from time to time. Our plan obligations totaled $24.5 million as of December 31, 2009. Contributions to the various plans are dependent upon a number of factors including the market performance of plan assets, if any, and future changes in interest rates, which impact the actuarial measurement of plan obligations. As a result, we have only included our $1.2 million of 2009 expected contributions in the contractual obligations table.

(5) The unfunded deferred compensation arrangements covering certain current and retired management employees totaled $6.8 million as of December 31, 2009. Our estimated distributions in the contractual obligations table are based upon a number of assumptions including termination dates and participant distribution elections.

(6) Other long-term employee benefit arrangements are comprised of long-term incentive compensation arrangements with certain key management, foreign defined contribution plans and other long-term arrangements totaling $1.8 million. We cannot predict the timing or amount of our future payments associated with these arrangements; as a result, these obligations are not included in the table above.

(7) Approximately $7.8 million of unrecognized tax benefits have been recorded as liabilities in accordance with the Financial Accounting Standards Board ("FASB") guidance on accounting for uncertainty in income taxes, and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(8) Operating lease commitments consist primarily of office and warehouse facilities, vehicles and office equipment as discussed in Note 13 to the Consolidated Financial Statements.

(9) Unconditional purchase obligations include purchase orders entered into in the ordinary course of business and contractual purchase commitments. During 2008, we amended our 2003 purchase commitment with a third-party manufacturer to extend the terms of the agreement to remain in effect until the remaining commitment has been satisfied. The remaining commitment under this agreement totaled $0.1 million as of December 31, 2009. On November 9, 2009 we entered into a purchase agreement with a third-party manufacturer. Under this agreement we have a minimum purchase obligation of $1.6 million through 2012. The remaining commitment under this agreement as of December 31, 2009 was $1.6 million. These purchase commitments have been included in the contractual obligations table along with purchase orders entered into in the ordinary course of business.

Recently Issued Accounting Pronouncements

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued new guidance that sets forth the requirement that must be met for an entity to recognize revenue for the sale of a delivered item that is part of a multiple-element arrangement when other elements have not yet been delivered. The new guidance is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact the adoption of the new guidance will have on our Consolidated Financial Statements.

Critical Accounting Estimates

Our Consolidated Financial Statements are based on the selection and application of accounting principals generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the Consolidated Financial Statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our Consolidated Financial Statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Allowance for Doubtful Accounts – We record a reserve for accounts receivable that are potentially uncollectible. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information becomes available. Our reserves are also based on amounts determined by using percentages applied to trade receivables. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to these customers deteriorate, our estimates of the recoverability of accounts receivable could be materially affected and we may be required to record additional allowances. Alternatively, if more allowances are provided than are ultimately required, we may reverse a portion of such provisions in future periods based on the actual collection experience. Bad debt write-offs as a percentage of Net Sales were approximately 0.7% in 2009, 0.0% in 2008 and 0.1% in 2007. As of December 31, 2009, we had $4.0 million reserved against our Accounts Receivable for doubtful accounts.

Inventory Reserves – We value our inventory at the lower of the cost of inventory or fair market value through the establishment of a reserve for excess, slow moving and obsolete inventory. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared with inventory levels. Reserve requirements are developed by comparing our inventory levels to our projected demand requirements based on historical demand, market conditions and technological and product life cycle changes. It is possible that an increase in our reserve may be required in the future if there are significant declines in demand for certain products. This reserve creates a new cost basis for these products and is considered permanent.

We also record a reserve for inventory shrinkage. Our inventory shrinkage reserve represents anticipated physical inventory losses that are recorded and adjusted as a part of our cycle counting and physical inventory procedures. The reserve amount is based on historical loss trends, historical physical and cycle-count adjustments as well as inventory levels. Changes in the reserve result from the completed cycle counts and physical Inventories. As of December 31, 2009, we had $4.0 million reserved against Inventories.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is allocated to our reporting units at the time of the acquisition. We test goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A goodwill impairment loss occurs if the carrying amount of a reporting unit's goodwill exceeds its fair value.

Goodwill impairment testing is a two-step process. The first step is used as an indicator to identify if there is potential goodwill impairment. If the first step indicates there may be an impairment, the second step is performed which measures the amount of the goodwill impairment, if any. We perform our goodwill impairment test as of year end and use our judgment to develop assumptions for the discounted cash flow model that we use. Management assumptions include forecasting revenues and margins, estimating capital expenditures, depreciation, amortization and discount rates.

If our goodwill impairment testing resulted in one or more of our reporting units' carrying amount exceeding its fair value, we would write down our reporting units' carrying amount to its fair value and would record an impairment charge in our results of operations in the period such determination is made. Subsequent reversal of goodwill impairment charges is not permitted. During the first quarter of 2009, we recorded a goodwill impairment loss of $43.4 million. Each of our reporting units were tested for impairment as of December 31, 2009 and based upon our analysis, the estimated fair values of our reporting units substantially exceeded their carrying amounts and therefore we have not recorded any further impairment loss as of December 31, 2009. We had Goodwill of $20.2 million as of December 31, 2009.

Warranty Reserves – We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to net sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. Future claims experience could be materially different from prior results because of the introduction of new, more complex products, a change in our warranty policy in response to industry trends, competition or other external forces, or manufacturing changes that could impact product quality. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty expense as a percentage of Net Sales was 1.4% in 2009, 1.2% in 2008 and 1.2% in 2007. As of December 31, 2009, we had $6.0 million reserved for future estimated warranty costs.

Income Taxes – When preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected income, statutory tax rates and tax planning opportunities in the various jurisdictions. We also establish reserves for uncertain tax matters that are complex in nature and uncertain as to the ultimate outcome. Although we believe that our tax return positions are fully supportable, we consider our ability to ultimately prevail in defending these matters when establishing these reserves. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audit. We believe that our current reserves are adequate. However, the ultimate outcome may differ from our estimates and assumptions and could impact the income tax expense reflected in our Consolidated Statements of Earnings.

Tax law requires certain items to be included in our tax return at different times than the items are reflected in our results of operations. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some differences will reverse over time, such as depreciation expense on property, plant and equipment. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years but have already been recorded as an expense in our Consolidated Statements of Earnings. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, based on management's judgment, to the extent we believe that recovery is not more likely than not, we establish a valuation reserve against those deferred tax assets. The deferred tax asset valuation allowance could be materially different from actual results because of changes in the mix of future taxable income, the relationship between book and taxable income and our tax planning strategies. As of December 31, 2009, a valuation allowance of $9.1 million was recorded against foreign tax loss carryforwards.

Cautionary Factors Relevant to Forward-Looking Information

Certain statements contained in this document as well as other written and oral statements made by us from time to time are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not relate to strictly historical or current facts and provide current expectations or forecasts of future events. Any such expectations or forecasts of future events are subject to a variety of factors. These include factors that affect all businesses operating in a global market as well as matters specific to us and the markets we serve. Particular risks and uncertainties presently facing us include:

- Geopolitical and economic uncertainty throughout the world.
- Ability to effectively manage organizational changes.
- Ability to optimize the allocation of resources to our strategic objectives.
- Competition in our business.
- Ability to acquire, retain and protect proprietary intellectual property rights.

- Ability to maintain and manage our computer systems and data.
- Occurrence of a significant business interruption.
- Unforeseen product liability claims or product quality issues.
- Fluctuations in the cost or availability of raw materials and purchased components.
- Ability to comply with laws and regulations.
- Relative strength of the U.S. dollar, which affects the cost of our materials and products purchased and sold internationally.

We caution that forward-looking statements must be considered carefully and that actual results may differ in material ways due to risks and uncertainties both known and unknown. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. For additional information about factors that could materially affect Tennant's results, please see our other Securities and Exchange Commission filings, including disclosures under "Risk Factors" in this document.

We do not undertake to update any forward-looking statement, and investors are advised to consult any further disclosures by us on this matter in our filings with the Securities and Exchange Commission and in other written statements we make from time to time. It is not possible to anticipate or foresee all risk factors, and investors should not consider any list of such factors to be an exhaustive or complete list of all risks or uncertainties.

ITEM 7A – Quantitative and Qualitative Disclosures About Market Risk

Commodity Risk – We are subject to exposures resulting from potential cost increases related to our purchase of raw materials or other product components. We do not use derivative commodity instruments to manage our exposures to changes in commodity prices such as steel, oil, gas, lead and other commodities.

Various factors beyond our control affect the price of oil and gas, including but not limited to worldwide and domestic supplies of oil and gas, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, domestic and foreign governmental regulation, weather-related factors and the overall economic environment. We purchase petroleum-related component parts for use in our manufacturing operations. In addition, our freight costs associated with shipping and receiving product and sales and service vehicle fuel costs are impacted by fluctuations in the cost of oil and gas.

Increases in worldwide demand and other factors affect the price for lead, steel and related products. We do not maintain an inventory of raw or fabricated steel or batteries in excess of near-term production requirements. As a result, increases in the price of lead or steel can significantly increase the cost of our lead and steel-based raw materials and component parts.

During 2009, our raw materials and other purchased component costs were favorably impacted by commodity prices. We continue to focus on mitigating the risk of continued future raw material or other product component cost increases through product pricing, negotiations with our vendors and cost reduction actions. The success of these efforts will depend upon our ability to increase our selling prices in a competitive market and our ability to achieve cost savings. If the commodity prices increase, our results may be unfavorably impacted in 2010.

Foreign Currency Exchange Risk – Due to the global nature of our operations, we are subject to exposures resulting from foreign currency exchange fluctuations in the normal course of business. Our primary exchange rate exposures are with the Euro, British pound, Australian and Canadian dollars, Japanese yen, Chinese yuan and Brazilian real against the U.S. dollar. The direct financial impact of foreign currency exchange includes the effect of translating profits from local currencies to U.S. dollars, the impact of currency fluctuations on the transfer of goods between Tennant operations in the United States and abroad and transaction gains and losses. In addition to the direct financial impact, foreign currency exchange has an indirect financial impact on our results, including the effect on sales volume within local economies and the impact of pricing actions taken as a result of foreign exchange rate fluctuations.

Because a substantial portion of our products are manufactured or sourced primarily from the United States, a stronger U.S. dollar generally has a negative impact on results from operations outside the United States while a weaker dollar generally has a positive effect. Our objective in managing the exposure to foreign currency fluctuations is to minimize the earnings effects associated with foreign exchange rate changes on certain of our foreign currency-denominated assets and liabilities. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. We had forward exchange contracts outstanding in the notional amounts of approximately $51 million and $63 million at the end of 2009 and 2008, respectively. The potential for material loss in fair value of foreign currency contracts outstanding and the related underlying exposures as of December 31, 2009, from a 10% adverse change is unlikely due to the short-term nature of our forward contracts. Our policy prohibits us from entering into transactions for speculative purposes.

Other Matters – Management regularly reviews our business operations with the objective of improving financial performance and maximizing our return on investment. As a result of this ongoing process to improve financial performance, we may incur additional restructuring charges in the future which, if taken, could be material to our financial results.

ITEM 8 – Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Tennant Company:

We have audited the accompanying consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Tennant Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tennant Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennant Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Tennant Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Minneapolis, MN
February 26, 2010

Consolidated Statements of Operations
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

Years ended December 31	**2009**	2008	2007
Net Sales	**$ 595,875**	$ 701,405	$ 664,218
Cost of Sales	**349,767**	415,155	385,234
Gross Profit	**246,108**	286,250	278,984
Operating Expense:			
Research and Development Expense	**22,978**	24,296	23,869
Selling and Administrative Expense	**202,260**	243,614	206,242
Goodwill Impairment Charge	**43,363**	-	-
Gain on Divestiture of Assets	**-**	(229)	-
Gain on Sale of Facility	**-**	-	(5,972)
Total Operating Expenses	**268,601**	267,681	224,139
(Loss) Profit from Operations	**(22,493)**	18,569	54,845
Other Income (Expense):			
Interest Income	**393**	1,042	1,854
Interest Expense	**(2,830)**	(3,944)	(898)
Net Foreign Currency Transaction (Losses) Gains	**(412)**	1,368	39
ESOP Income	**990**	2,219	2,568
Other Income (Expense), Net	**32**	(1,679)	(696)
Total Other (Expense) Income, Net	**(1,827)**	(994)	2,867
(Loss) Profit Before Income Taxes	**(24,320)**	17,575	57,712
Income Tax Expense	**1,921**	6,951	17,845
Net (Loss) Earnings	**$ (26,241)**	$ 10,624	$ 39,867
Net (Loss) Earnings per Share			
Basic	**$ (1.42)**	$ 0.58	$ 2.14
Diluted	**$ (1.42)**	$ 0.57	$ 2.08
Weighted Average Shares Outstanding:			
Basic	**18,507,772**	18,303,137	18,640,882
Diluted	**18,507,772**	18,581,840	19,146,025
Cash Dividends Declared per Common Share	**$ 0.53**	$ 0.52	$ 0.48

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

December 31	2009	2008
Assets		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 18,062	$ 29,285
Receivables:		
Trade, less Allowances for Doubtful Accounts and Returns ($5,077 in 2009 and $7,319 in 2008)	117,146	120,331
Other	4,057	3,481
Net Receivables	121,203	123,812
Inventories	56,646	66,828
Prepaid Expenses	10,295	18,131
Deferred Income Taxes, Current Portion	9,362	12,048
Other Current Assets	344	315
Total Current Assets	215,912	250,419
Property, Plant and Equipment	287,915	278,812
Accumulated Depreciation	(190,698)	(175,082)
Property, Plant and Equipment, Net	97,217	103,730
Deferred Income Taxes, Long-Term Portion	7,911	6,388
Goodwill	20,181	62,095
Intangible Assets, Net	29,243	28,741
Other Assets	7,262	5,231
Total Assets	$ 377,726	$ 456,604
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES		
Current Debt	$ 4,019	$ 3,946
Accounts Payable	42,658	26,536
Employee Compensation and Benefits	28,092	23,334
Income Taxes Payable	3,982	3,154
Other Current Liabilities	37,401	50,189
Total Current Liabilities	116,152	107,159
LONG-TERM LIABILITIES		
Long-Term Debt	30,192	91,393
Employee-Related Benefits	31,848	29,059
Deferred Income Taxes, Long-Term Portion	7,417	11,671
Other Liabilities	7,838	7,418
Total Long-Term Liabilities	77,295	139,541
Total Liabilities	193,447	246,700
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY		
Preferred Stock of $0.02 par value per share, 1,000,000 shares authorized; no shares issued or outstanding	-	-
Common Stock, $0.375 par value per share, 60,000,000 shares authorized; 18,750,828 and 18,284,746 issued and outstanding, respectively	7,032	6,857
Additional Paid-In Capital	7,772	6,649
Retained Earnings	192,584	223,692
Accumulated Other Comprehensive Loss	(23,109)	(26,391)
Receivable from ESOP	-	(903)
Total Shareholders' Equity	184,279	209,904
Total Liabilities and Shareholders' Equity	$ 377,726	$ 456,604

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
TENNANT COMPANY AND SUBSIDIARIES

(In thousands)

Years ended December 31	2009	2008	2007
OPERATING ACTIVITIES			
Net (Loss) Earnings	$ **(26,241)**	$ 10,624	$ 39,867
Adjustments to Net (Loss) Earnings to arrive at operating cash flow:			
Depreciation	**19,632**	20,360	16,901
Amortization	**3,171**	2,599	1,153
Deferred Tax Benefit	**(1,433)**	(3,525)	(1,510)
Goodwill Impairment Charge	**43,363**	-	-
Stock-Based Compensation (Benefit) Expense	**1,809**	(1,227)	3,140
ESOP Income (Expense)	**426**	(498)	(659)
Tax Benefit on ESOP	**6**	29	46
Provision for Doubtful Accounts and Returns	**1,253**	4,007	1,690
Gain on Sale of Facility	**-**	-	(5,972)
Other, Net	**(77)**	1,344	585
Changes in Operating Assets and Liabilities, Excluding the Impact of Acquisitions:			
Accounts Receivable	**1,889**	5,574	(11,258)
Inventories	**10,476**	(2,258)	(82)
Accounts Payable	**18,679**	(8,620)	(2,337)
Employee Compensation and Benefits and Other Accrued Expenses	**(3,061)**	16,302	(1,849)
Income Taxes Payable/Prepaid	**4,320**	(11,247)	2,056
Other Assets and Liabilities	**973**	3,930	(2,131)
Net Cash Provided by Operating Activities	**75,185**	37,394	39,640
INVESTING ACTIVITIES			
Purchases of Property, Plant and Equipment	**(11,483)**	(20,790)	(28,720)
Proceeds from Disposals of Property, Plant and Equipment	**311**	808	7,254
Acquisition of Businesses, Net of Cash Acquired	**(2,162)**	(81,845)	(3,141)
Purchases of Short-Term Investments	**-**	-	(7,925)
Sales of Short-Term Investments	**-**	-	22,175
Net Cash Used for Investing Activities	**(13,334)**	(101,827)	(10,357)
FINANCING ACTIVITIES			
Change in Short-Term Borrowings, Net	**3**	(1,039)	205
Payments of Long-Term Debt	**(67,212)**	(4,969)	(2,505)
Issuance of Long-Term Debt	**82**	87,500	-
Purchases of Common Stock	**-**	(14,349)	(28,951)
Proceeds from Issuances of Common Stock	**914**	1,872	8,734
Tax Benefit on Stock Plans	**114**	892	3,255
Dividends Paid	**(9,861)**	(9,551)	(8,979)
Principal Payment from ESOP	**1,892**	1,719	1,562
Net Cash (Used for) Provided by Financing Activities	**(74,068)**	62,075	(26,679)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**994**	(1,449)	(533)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(11,223)**	(3,807)	2,071
Cash and Cash Equivalents at Beginning of Year	**29,285**	33,092	31,021
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **18,062**	$ 29,285	$ 33,092
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash Paid (Received) During the Year for:			
Income Taxes	$ **(4,319)**	$ 15,329	$ 14,543
Interest	$ **2,779**	$ 3,615	$ 479
Supplemental Non-Cash Investing and Financing Activities:			
Capital Expenditures Funded Through Capital Leases	$ **5,784**	$ 4,823	$ 2,441
Collateralized Borrowings Incurred for Operating Lease Equipment	$ **1,342**	$ 1,758	$ 696

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Receivable from ESOP	Total Shareholders' Equity
Balance, December 31, 2006	18,753,648	$ 7,045	$ 14,223	$ 210,457	$ 647	$ (2,708)	$ 229,664
Net Earnings	-	-	-	39,867	-	-	39,867
Foreign Currency Translation Adjustments	-	-	-	-	2,630	-	2,630
Pension Adjustments, net of tax of $(1,256)	-	-	-	-	2,230	-	2,230
Comprehensive Income							44,727
Issue Stock for Directors,							
Employee Benefit and Stock Plans	481,710	168	8,661	-	-	-	8,829
Share-Based Compensation	-	-	2,753	-	-	-	2,753
Dividends paid, $0.48 per Common Share	-	-	-	(8,979)	-	-	(8,979)
Tax Benefit on Stock Plans	-	-	3,255	-	-	-	3,255
Tax Benefit on ESOP	-	-	-	46	-	-	46
Adjustment Related to FIN 48 Adoption	-	-	-	184	-	-	184
Purchases of Common Stock	(735,900)	(276)	(28,675)	-	-	-	(28,951)
Principal Payments from ESOP	-	-	-	-	-	1,562	1,562
Shares Allocated	-	-	-	-	-	(659)	(659)
Reclassification	-	-	8,048	(8,048)	-	-	-
Balance, December 31, 2007	18,499,458	$ 6,937	$ 8,265	$ 233,527	$ 5,507	$ (1,805)	$ 252,431
Net Earnings	-	-	-	10,624	-	-	10,624
Foreign Currency Translation Adjustments	-	-	-	-	(26,455)	-	(26,455)
Pension Adjustments, net of tax of $2,070	-	-	-	-	(5,443)	-	(5,443)
Comprehensive Loss							(21,274)
Issue Stock for Directors,							
Employee Benefit and Stock Plans	235,388	89	1,498	-	-	-	1,587
Share-Based Compensation	-	-	(763)	-	-	-	(763)
Dividends paid, $0.52 per Common Share	-	-	-	(9,551)	-	-	(9,551)
Tax Benefit on Stock Plans	-	-	892	-	-	-	892
Tax Benefit on ESOP	-	-	-	29	-	-	29
Purchases of Common Stock	(450,100)	(169)	(14,180)	-	-	-	(14,349)
Principal Payments from ESOP	-	-	-	-	-	1,719	1,719
Shares Allocated	-	-	-	-	-	(817)	(817)
Reclassification	-	-	10,937	(10,937)	-	-	-
Balance, December 31, 2008	18,284,746	$ 6,857	$ 6,649	$ 223,692	$ (26,391)	$ (903)	$ 209,904
Net Loss	-	-	-	(26,241)	-	-	(26,241)
Foreign Currency Translation Adjustments	-	-	-	-	5,104	-	5,104
Pension Adjustments, net of tax of $3,117	-	-	-	-	(1,822)	-	(1,822)
Comprehensive Loss							(22,959)
Issue Stock for Directors,							
Employee Benefit and Stock Plans	466,082	175	4,355	-	-	-	4,530
Share-Based Compensation	-	-	1,642	-	-	-	1,642
Dividends paid, $0.53 per Common Share	-	-	-	(9,861)	-	-	(9,861)
Tax Benefit on Stock Plans	-	-	114	-	-	-	114
Tax Benefit on ESOP	-	-	-	6	-	-	6
Principal Payments from ESOP	-	-	-	-	-	1,892	1,892
Shares Allocated	-	-	-	-	-	(989)	(989)
Reclassification	-	-	(4,988)	4,988		-	-
Balance, December 31, 2009	18,750,828	$ 7,032	$ 7,772	$ 192,584	$ (23,109)	$ -	$ 184,279

The Company had 60,000,000 authorized shares of Common Stock as of December 31, 2009, 2008 and 2007.

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except shares and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations – Our primary business is the design, manufacture and sale of products used primarily in the maintenance of nonresidential surfaces. We provide equipment, parts and consumables and specialty surface coatings to contract cleaners, corporations, healthcare facilities, schools and local, state and federal governments. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Geographically, our customers are primarily located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America.

Consolidation – The Consolidated Financial Statements include the accounts of Tennant Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. In these Notes to the Consolidated Financial Statements, Tennant Company is referred to as "Tennant," "we," "us," or "our."

Translation of Non-U.S. Currency – Foreign currency-denominated assets and liabilities have been translated to U.S. dollars at year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during the year. Gains or losses resulting from translation are included as a separate component of Shareholders' Equity. Foreign currency transaction gains or losses are included in Other Income (Expense), Net.

Use of Estimates – In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, sales promotions and incentives accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, pension and postretirement accruals, useful lives for intangible assets, and future cash flows associated with impairment testing for goodwill and other long-lived assets. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. A number of these factors include, among others, the continued recessionary economic conditions, tight credit markets, foreign currency, commodity cost volatility, and a decline in consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash and Cash Equivalents – We consider all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Short-term Investments – Short-term investments with maturities of less than one year are classified and accounted for as available-for-sale and carried at fair value. Changes in fair value are reported as Accumulated Other Comprehensive Loss. There were no short-term investments at December 31, 2009 and 2008. There were no unrealized gains or losses during the years ended December 31, 2009 and 2008.

Receivables – Credit is granted to our customers in the normal course of business. Receivables are recorded at original carrying value less reserves for estimated uncollectible accounts and sales returns. To assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information becomes available. Our reserves are also based on amounts determined by using percentages applied to trade receivables. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. An account is considered past-due or delinquent when it has not been paid within the contractual terms. Uncollectible accounts are written off against the reserves when it is deemed that a customer account is uncollectible.

Inventories – Inventories are valued at the lower of cost or market. For Inventories in Europe and China, cost is determined on a first-in, first-out basis. Cost is determined on a last-in, first-out basis for substantially all other locations.

Property, Plant and Equipment – Property, plant and equipment is carried at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. We generally depreciate buildings and improvements by the straight-line method over a life of 30 years. Other property, plant and equipment are generally depreciated using the straight-line method based on lives of 3 years to 15 years.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. We test Goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A Goodwill impairment occurs if the carrying amount of a reporting unit's Goodwill exceeds its fair value. In assessing the recoverability of Goodwill, we use a discounted cash flow model to estimate the reporting unit's fair value to compare to its carrying amount. Management uses judgment to develop assumptions for the discounted cash flow model including forecasting revenues and margins, estimating capital expenditures, depreciation, amortization and discount rates.

Intangible Assets – Intangible Assets consist of definite lived customer lists, service contracts, an acquired trade name, technology and an order book. Intangible Assets with a definite life are amortized on a straight-line basis.

Impairment of Long-lived Assets – We periodically review our intangible and long-lived assets for impairment and assess whether events or circumstances indicate that the carrying amount of the assets may not be recoverable. We generally deem an asset group to be impaired if an estimate of undiscounted future operating cash flows is less than its carrying amount. If impaired, an impairment loss is recognized based on the excess of the carrying amount of the asset group over its fair value.

Purchases of Common Stock – We repurchase our Common Stock under a 2007 repurchase program authorized by our Board of Directors. This program allows us to repurchase up to 1,000,000 shares of our Common Stock. Upon repurchase, par value is charged to Common Stock and the remaining purchase price is charged to Additional Paid-in Capital. If the amount of the remaining purchase price causes the Additional Paid-in Capital account to be in a debit position, this amount is then reclassified to Retained Earnings. Common Stock repurchased is included in shares authorized but is not included in shares outstanding.

Warranty – We record a liability for estimated warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty terms on machines range from one to four years.

Environmental – We record a liability for environmental clean-up on an undiscounted basis when a loss is probable and can be reasonably estimated.

Pension and Profit Sharing Plans – We have pension and/or profit sharing plans covering substantially all of our employees. Pension plan costs are

(In thousands, except shares and per share data)

accrued based on actuarial estimates with the required pension cost funded annually, as needed.

Postretirement Benefits – We recognize the cost of retiree health benefits over the employees' period of service.

Derivative Financial Instruments – We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities (principally the Euro, Australian and Canadian dollars, British pound, Japanese yen, Chinese yuan and Brazilian real). We have elected not to apply hedge accounting treatment to these contracts as our contracts are for a short duration. These contracts are marked-to-market with the related asset or liability recorded in Other Current Assets or Other Current Liabilities, as applicable. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. Gains or losses on forward foreign exchange contracts to economically hedge foreign currency-denominated net assets and liabilities are recognized in Other Income (Expense) under Net Foreign Currency Transaction Gains (Losses) within the Consolidated Statements of Earnings.

Revenue Recognition – We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped. Provisions for estimated returns, rebates and discounts are provided for at the time the related revenue is recognized. Freight revenue billed to customers is included in Net Sales and the related shipping expense is included in Cost of Sales. Service revenue is recognized in the period the service is performed, or ratably over the period of the related service contract.

Customers may obtain financing through third-party leasing companies to assist in their acquisition of our equipment products. Certain lease transactions classified as operating leases contain retained ownership provisions or guarantees, which results in recognition of revenue over the lease term. As a result, we defer the sale of these transactions and record the sales proceeds as collateralized borrowings or deferred revenue. The underlying equipment relating to operating leases is depreciated on a straight-line basis, not to exceed the equipment's estimated useful life.

Revenues from contracts with multiple element arrangements are recognized as each element is earned. We offer service contracts in conjunction with equipment sales in addition to selling equipment and service contracts separately. Sales proceeds related to service contracts are deferred if the proceeds are received in advance of the service and recognized ratably over the contract period.

Stock-based Compensation – We account for employee stock-based compensation using the fair value based method. Our stock-based compensation plans are more fully described in Note 15.

Research and Development – Research and development costs are expensed as incurred.

Advertising Costs – We advertise products, technologies, and solutions to customers and prospective customers through a variety of marketing campaign and promotional efforts. These efforts include tradeshows, online advertising, email marketing, mailings, sponsorships, and telemarketing. Advertising costs are expensed as incurred. In 2009, 2008 and 2007 such activities amounted to $4,380, $6,440 and $4,929, respectively.

Income Taxes – Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided when, in management's judgment, it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have established contingent tax liabilities using management's best judgment. We adjust these liabilities as facts and circumstances change. Interest Expense is recognized in the first period the interest would begin accruing. Penalties are recognized in the period we claim or expect to claim the position in our tax return. Interest and penalties expenses are classified as an income tax expense.

On January 1, 2007 we adopted the requirements of new accounting guidance which clarifies accounting for income taxes by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements. Guidance was also provided on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 14 for further information.

Sales Tax – Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis.

Earnings per Share – Basic earnings per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share assume conversion of potentially dilutive stock options and restricted share awards. Performance-based shares are included in the calculation of diluted earnings per share in the quarter in which the performance targets have been achieved.

Subsequent Events - Events that have occurred subsequent to December 31, 2009 have been evaluated.

Reclassifications - We have reclassified certain prior period amounts to conform to the proper current period presentation. For the period ended December 31, 2008, we decreased cash used for operating activities and increased cash used for investing activities by $152 to properly reflect the non-cash transfers between Inventory and Property, Plant and Equipment. These reclassifications are not material and had no effect on previously reported consolidated Net (Loss) Earnings or Shareholders' Equity.

2. Newly Adopted Accounting Pronouncements

Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 168, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("FAS No. 168"). FAS No. 168 reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The ASC has become the source of authoritative U.S. generally accepted accounting principles ("GAAP"). FAS No. 168 was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the FAS No. 168 changed our references to U.S. GAAP but does not have an impact on our financial position or results of operations.

Intangibles – Goodwill and Other

In April 2008, the FASB issued revised guidance on determining the useful life of intangible assets. The revised guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The revised guidance is effective for fiscal years beginning on or after December 15, 2008 and should be applied prospectively to intangible assets acquired after the effective date. The adoption of the revised guidance did not have an impact on our financial position or results of operations.

Compensation – Retirement Benefits

In December 2008, the FASB issued new guidance that requires an employer to make certain disclosures about plan assets of a defined benefit pension or other postretirement plan. The requirements are effective for fiscal years ending after December 15, 2009. The new guidance pertains only to the disclosures and does not affect the accounting for defined benefit pensions or other postretirement plans. The additional disclosures required by this standard are included in Note 11.

(In thousands, except shares and per share data)

Business Combinations

In December 2007, the FASB issued guidance for business combinations that requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at full fair value. It also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The provisions are effective for fiscal years beginning on or after December 15, 2008. The adoption of the new guidance applies prospectively to business combinations completed on or after January 1, 2009. The adoption of the new guidance did not have a material impact on our financial position or results of operations.

In April 2009, the FASB issued revised guidance which amends and clarifies the accounting for business combinations to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The provisions are effective for fiscal years beginning on or after December 15, 2008. The adoption of the revised guidance applies prospectively to business combinations completed on or after January 1, 2009. The adoption of the revised guidance did not have an impact on our financial position or results of operations.

Fair Value Measurements and Disclosures

In September 2006, the FASB issued guidance that establishes a framework for measuring fair value under GAAP and expands disclosure about fair value measurements. In February 2008, the FASB issued additional guidance which states that the earlier guidance does not address fair value measurements for purposes of lease classification or measurement. In February 2008, the FASB deferred the implementation for certain nonfinancial assets and liabilities. We adopted the required provisions as of January 1, 2008 and adopted the deferred provisions on January 1, 2009. The adoptions of these provisions did not have an impact on our financial position or results of operations. The additional disclosures required by this standard are included in Note 10.

In April 2009, the FASB issued guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of fair-value measurement remains an exit price. The requirements are effective for interim and annual periods ending after June 15, 2009. The adoption of the new guidance did not have an impact on our financial position or results of operations.

In August 2009, the FASB issued new guidance that provides clarification in certain circumstances in which a quoted price in an active market for the identical liability is not available; a company is required to measure fair value using an alternative valuation technique. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The adoption of the new guidance did not have an impact on our financial position or results of operations.

Financial Instruments

In April 2009, the FASB issued guidance related to the disclosure of the fair value of financial instruments. The guidance requires publicly traded companies to disclose the fair value of financial instruments in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The provisions of the guidance are effective for interim periods ending after June 15, 2009. The adoption of the guidance did not have an impact on our financial position or results of operations. The additional disclosures required by this standard are included in Note 10.

Subsequent Events

In May 2009, the FASB issued guidance that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. We have adopted the guidance, which is effective for interim and annual periods ending after June 15, 2009. The adoption of the new guidance did not have an impact on our financial position or results of operations. The additional disclosures required by this standard are included in Note 1.

3. Management Actions

During the fourth quarter of 2008, we announced a workforce reduction program to reduce our worldwide employee base by approximately 8%, or about 240 people. A pretax charge of $14,551, including other associated costs of $290, was recognized in the fourth quarter of 2008 as a result of this program. The workforce reduction was accomplished primarily through the elimination of salaried positions across the organization. The pretax charge consisted primarily of severance and outplacement services and was included within Selling and Administrative Expense in the 2008 Consolidated Statement of Operations.

The components of the 2008 restructuring action were as follows:

	Severance, Early Retirement and Related Costs
2008 workforce reduction action	$ 14,261
Cash payments	(355)
Foreign currency adjustments	5
December 31, 2008 balance	$ 13,911
2009 utilization:	
Cash payments	(11,206)
Foreign currency adjustments	(56)
Change in estimate	(2,003)
December 31, 2009 balance	$ 646

The change in estimate was primarily the result of an adjustment during the first quarter of 2009 due to lower than anticipated severance costs in Europe both on an employee settlement basis and also the opportunity to eliminate open positions due to employee turnover thereby avoiding some severance payments. Additional adjustments during the second, third and fourth quarters of 2009 were due to small fluctuations between estimated and actual payments made to date, as well as the reversal of certain outplacement services not utilized by these employees.

4. Acquisitions and Divestitures

Acquisitions

On February 27, 2009, we acquired certain assets of Applied Cleansing Solutions Pty Ltd ("Applied Cleansing"), a long-term importer and distributor for Green Machines™ products in Australia and New Zealand, in a business combination for an initial purchase price of $379 in cash. This acquisition provides us with the opportunity to accelerate our growth in the city cleaning business within the Asia Pacific region. The purchase agreement also provides for additional contingent consideration to be paid for each of the four quarters following the acquisition date if certain future revenue targets are met. We recorded additional contingent consideration of approximately $207, which represented our best estimate of these probable quarterly payments. As of December 31, 2009, we have paid additional consideration of $152 for the first three quarters following the date of acquisition. The acquisition of Applied Cleansing is accounted for as a business combination and the results of operations have been included in the Consolidated Financial Statements since the date of acquisition. The purchase price allocation is preliminary and will be adjusted retroactively based upon the final determination of fair value of assets acquired and liabilities assumed.

On December 1, 2008, we entered into an asset purchase agreement with Hewlett Equipment ("Hewlett") for a purchase price of $625 in cash. The assets purchased consist of industrial equipment. The purchase of Hewlett's existing rental fleet of industrial equipment will accelerate Tennant's strategy to grow its

(In thousands, except shares and per share data)

direct sales and service business in the Brisbane, Australia area. Hewlett will continue as a distributor and service agent of Tennant's commercial equipment.

On August 15, 2008, we acquired Shanghai ShenTan Mechanical and Electrical Equipment Co. Ltd. ("Shanghai ShenTan") for a purchase price including transaction costs of $598 in cash. The purchase agreement provides for additional contingent consideration to be paid in each of the three one-year periods following the acquisition date if certain future revenue targets are met and if other future events occur. Amounts paid under this earn-out will be considered additional purchase price. The potential earn-out is denominated in foreign currency which approximates $600 in the aggregate and is calculated based on 1) growth in revenues and 2) visits to specified customer locations during each of the three one-year periods following the acquisition date. During 2009, we recorded $100 for the earn-out related to the first one-year period following the acquisition.

On March 28, 2008, we acquired Sociedade Alfa Ltda. ("Alfa") for an initial purchase price including transaction costs of $12,252 in cash and $1,445 in debt assumed. Alfa manufactures the Alfa brand of commercial cleaning machines, is based in São Paulo, Brazil, and is recognized as the market leader in the Brazilian cleaning equipment industry. The purchase agreement with Alfa also provides for additional contingent consideration up to approximately $6,800 to be paid if certain revenue targets are met based on growth in revenues during the 2009 calendar year. Amounts paid under this earn-out will be considered additional purchase price. During the first quarter of 2009, we paid the maximum earn-out amount of $1,167 related to the interim period calculation based on growth in 2008 revenues.

On February 29, 2008, we acquired Applied Sweepers, Ltd. ("Applied Sweepers"), a privately-held company based in Falkirk, Scotland, for a purchase price including transaction costs of $68,900 in cash. Applied Sweepers is the manufacturer of Green Machines™ and is recognized as the leading manufacturer of sub-compact outdoor sweeping machines in the United Kingdom. Applied Sweepers also had locations in the United States, France and Germany and sells through a broad distribution network around the world.

The components of the purchase prices of the business combinations described above have been allocated as follows:

Current Assets	$	15,148
Identified Intangible Assets		35,144
Goodwill		47,615
Other Long-Term Assets		6,126
Total Assets Acquired		104,033
Current Liabilities		11,211
Long-Term Liabilities		9,203
Total Liabilities Assumed		20,414
Net Assets Acquired	$	83,619

The following unaudited Pro Forma Consolidated Financial Results of Operations for the periods ended December 31, 2009 and 2008 are presented as if the Applied Sweepers and Alfa acquisitions had been completed at the beginning of each period presented. Hewlett was not a business combination and therefore was not included, and Shanghai ShenTan and Applied Cleansing have been excluded from the unaudited Pro Forma Consolidated Condensed Financial Results of Operations for the period ended December 31, 2009 as these entities were distributors of Tennant or Applied Sweepers products prior to their respective acquisition dates and therefore have no impact to Pro Forma Net Sales and an insignificant impact to Pro Forma Net (Loss) Earnings and Pro Forma (Loss) Earnings per Share.

		2009		2008
Pro Forma Net Sales	$	**595,875**	$	708,231
Pro Forma Net (Loss) Earnings		**(26,241)**		10,685
Pro Forma (Loss) Earnings per Share:				
Basic		**(1.42)**		0.58
Diluted		**(1.42)**		0.58
Weighted Average Shares Outstanding:				
Basic		**18,507,772**		18,303,137
Diluted		**18,507,772**		18,581,840

These unaudited Pro Forma Condensed Consolidated Financial Results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt and amortization of Intangible Assets. The adjustments do not reflect the effect of synergies that would have been expected to result from the integration of these acquisitions. The unaudited pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1 of each period presented or of future results of the consolidated entities.

Divestitures

On June 20, 2008, we completed the sale of certain assets related to our Centurion product to Wayne Sweepers LLC ("Wayne Sweepers") and agreed not to compete with this specific type of product in North America for a period of two years from the date of sale. In exchange for these assets, we received $100 in cash and financed the remaining purchase price of $525 to Wayne Sweepers, with an effective interest rate of 7.00%, over a period of three and a half years and began receiving equal quarterly payments of approximately $38 in the fourth quarter of 2008. As a result of this divestiture, we recorded a pretax gain of $229 in Profit from Operations in our 2008 Consolidated Statement of Earnings and a reduction primarily to Property, Plant and Equipment. We will also receive approximately an additional $900 in royalty payments on the first approximately 250 units manufactured and sold by Wayne Sweepers. These royalty payments will be received and recognized quarterly as the units are sold.

5. Inventories

The composition of Inventories at December 31, were as follows:

		2009		2008
Inventories carried at LIFO:				
Finished goods	$	**36,528**	$	52,289
Raw materials, production parts and work-in-process		**16,210**		17,468
LIFO reserve		**(28,873)**		(32,481)
Total LIFO inventories		**23,865**		37,276
Inventories carried at FIFO:				
Finished goods		**17,063**		17,200
Raw materials, production parts and work-in-process		**15,718**		12,352
Total FIFO inventories		**32,781**		29,552
Total Inventories	$	**56,646**	$	66,828

The LIFO reserve approximates the difference between LIFO carrying cost and FIFO.

(In thousands, except shares and per share data)

During 2009, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by $3,608 below the amount that would have resulted from replacing the liquidated inventory at end of year prices.

6. Property, Plant and Equipment

Property, Plant and Equipment and related Accumulated Depreciation, including equipment under capital leases, at December 31, consisted of the following:

	2009	2008
Land	$ 4,430	$ 4,416
Buildings and improvements	49,572	47,179
Machinery and equipment	229,845	221,814
Work in progress	4,068	5,403
Total Property, Plant and Equipment	287,915	278,812
Less: Accumulated Depreciation	(190,698)	(175,082)
Net Property, Plant and Equipment	$ 97,217	$ 103,730

7. Goodwill and Intangible Assets

During the first quarter of 2009, the price of our stock decreased to the point that our carrying amount exceeded our market capitalization for a period of time leading up to and including March 31, 2009. Accordingly, we performed interim impairment tests as of March 31, 2009 on our goodwill and other intangible assets. For purposes of performing our interim goodwill impairment analysis, consistent with our year end 2008 annual impairment analysis, we identified our reporting units as North America; Europe, Middle East, Africa ("EMEA"); Asia Pacific; and Latin America. As quoted market prices are not available for our reporting units, estimated fair value was determined using an average weighting of both projected discounted future cash flows and the use of comparative market multiples. The use of comparative market multiples (the market approach) compares us to other comparable companies based on valuation multiples to arrive at a fair value. The use of projected discounted future cash flows (discounted cash flow approach) is based on management's assumptions including forecasted revenues and margins, estimated capital expenditures, depreciation, amortization and discount rates. Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis, and that impact these assumptions, may result in a future goodwill impairment charge.

Upon performing the first step test for the interim impairment analysis, the estimated fair values of the North America, Asia Pacific, and Latin America reporting units exceeded their carrying amounts. However, we determined that the fair value of the EMEA reporting unit was below its carrying amount, indicating a potential goodwill impairment existed. Having determined that the goodwill of the EMEA reporting unit was potentially impaired, we performed Step 2 of the goodwill impairment analysis which involved calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill (including both recognized and unrecognized intangible assets) and comparing the residual value to the carrying amount of goodwill. As of March 31, 2009, as a result of our interim impairment tests, we recorded an impairment loss related to our EMEA reporting unit, which totaled $43,363, representing 100% of the goodwill for this reporting unit. There was no impairment of our other intangible assets.

The income tax benefit associated with the 2009 first quarter goodwill impairment was $1,074 which relates to the tax deductible portion of the goodwill impairment.

Each of our reporting units were tested for impairment as of December 31, 2009 and based upon our analysis, the estimated fair values of our reporting units substantially exceeded their carrying amounts and therefore we have not recorded any further impairment loss as of December 31, 2009. We had Goodwill of $20,181 as of December 31, 2009.

The changes in the carrying amount of Goodwill as of December 31, are as follows:

	Goodwill	Accumulated Impairment Losses	Total
Balance as of December 31, 2008	$ 62,095	$ -	$ 62,095
Additions	909	-	909
Impairment losses	-	(43,363)	(43,363)
Foreign currency fluctuations	5,702	(5,162)	540
Balance as of December 31, 2009	$ 68,706	$ (48,525)	$ 20,181
Balance as of December 31, 2007	$ 29,053	$ -	$ 29,053
Additions	43,877	-	43,877
Impairment losses	-	-	-
Foreign currency fluctuations	(10,835)	-	(10,835)
Balance as of December 31, 2008	$ 62,095	$ -	$ 62,095

The balances of acquired Intangible Assets, excluding Goodwill, as of December 31, are as follows:

	Customer Lists, Service Contracts and Order Book	Trade Name	Technology	Total
Balance as of December 31, 2009				
Original cost	$ 27,018	$ 4,999	$ 3,684	$ 35,701
Accumulated amortization	(4,911)	(594)	(953)	(6,458)
Carrying amount	$ 22,107	$ 4,405	$ 2,731	$ 29,243
Weighted-average original life (in years)	14	14	11	
Balance as of December 31, 2008				
Original cost	$ 23,520	$ 4,927	$ 3,770	$ 32,217
Accumulated amortization	(2,184)	(474)	(818)	(3,476)
Carrying amount	$ 21,336	$ 4,453	$ 2,952	$ 28,741
Weighted-average original life (in years)	14	14	12	

The additions to Goodwill and Intangible Assets during 2009 were based on the preliminary purchase price allocations of Applied Cleansing as described in Note 4, plus adjustments related to our acquisitions of Applied Sweepers, Alfa and Shanghai ShenTan. The Shanghai ShenTan Intangible Asset consisted of a customer list and is amortized over a useful life of 8 years.

The additions to Goodwill and Intangible Assets during 2008 were based on the preliminary purchase price allocations of Applied Sweepers, Alfa and Shanghai ShenTan, plus adjustments to Goodwill related to the Floorep acquisition in February 2007. The Applied Sweepers Intangible Assets consisted of customer lists and service contracts, a trade name and technology with weighted average amortization periods of 15 years, 14 years and 11 years, respectively. The Alfa Intangible Asset consisted of a customer list and is

(In thousands, except shares and per share data)

amortized over a useful life of 9 years. The total weighted average amortization period for acquired Intangible Assets during the period is 14 years.

Amortization expense on Intangible Assets was $3,120, $2,543 and $821 for the years ended December 31, 2009, 2008 and 2007, respectively.

Estimated aggregate amortization expense based on the current carrying amount of amortizable Intangible Assets for each of the five succeeding years is as follows:

2010	$ 3,158
2011	3,156
2012	2,622
2013	2,496
2014	2,345
Thereafter	15,466
Total	$ 29,243

8. Debt

Short-term borrowings and Long-Term Debt as of December 31:

	2009	2008
Short-term borrowings:		
Bank borrowings	$ 7	$ -
Long-Term Debt:		
Bank borrowings	174	63
Credit facility borrowings	25,000	87,500
Collateralized borrowings	1,342	1,758
Capital lease obligations	7,688	6,018
Total Long-Term Debt	34,204	95,339
Less: current portion	4,012	3,946
Long-term portion	$ 30,192	$ 91,393

As of December 31, 2009, we had committed lines of credit totaling approximately $134,336 and uncommitted lines of credit totaling $80,000. There was $25,000 in outstanding borrowings under our JPMorgan facility and no borrowings under any other facilities as of December 31, 2009. In addition, we had stand alone letters of credit of approximately $2,101 outstanding and bank guarantees in the amount of approximately $998. Commitment fees on unused lines of credit for the year ended December 31, 2009 were $512.

Our most restrictive covenants are part of our Credit Agreement with JPMorgan, which are the same covenants in our Shelf Agreement with Prudential described below, and require us to maintain an indebtedness to EBITDA ratio of not greater than 3.50 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1 as of the end of each quarter. As of December 31, 2009, our indebtedness to EBITDA ratio was 0.88 to 1 and our EBITDA to interest expense ratio was 14.94 to 1.

Credit Facilities

JPMorgan Chase Bank, National Association

On June 19, 2007, we entered into a Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, National Association ("JPMorgan"), as administrative agent, Bank of America, N.A., as syndication agent, BMO Capital Markets Financing, Inc. and U.S. Bank National Association, as Co-Documentation Agents and the Lenders from time to time party thereto. The Credit Agreement provides us and certain of our foreign subsidiaries access to a $125,000 revolving credit facility until June 19, 2012. Borrowings may be denominated in U.S. dollars or certain other currencies. The facility is available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. Further, the Credit Agreement initially contained a covenant requiring us to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.50 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1.

On February 21, 2008, we amended the Credit Agreement to increase the sublimit on foreign currency borrowings from $75,000 to $125,000 and to increase the sublimit on borrowings by the foreign subsidiaries from $50,000 to $100,000.

On March 4, 2009, we entered into a second amendment to the Credit Agreement. This amendment principally provided: (i) an exclusion from our EBITDA calculation for all non-cash losses and charges, up to $15,000 cash restructuring charges during the 2008 fiscal year and up to $3,000 cash restructuring charges during the 2009 fiscal year, (ii) an amendment of the indebtedness to EBITDA financial ratio required for the second and third quarters of 2009 to not greater than 4.00 to 1 and 5.50 to 1, respectively, (iii) an amendment to the EBITDA to interest expense financial ratio for the third quarter of 2009 to not less than 3.25 to 1, and (iv) the ability for us to incur up to an additional $80,000 of indebtedness pari passu with the lenders under the Credit Agreement. The revolving credit facility available under the Credit Agreement remains at $125,000, but the amendment reduced the expansion feature under the Credit Agreement from $100,000 to $50,000. The amendment put a cap on permitted new acquisitions of $2,000 for the 2009 fiscal year and the amount of permitted new acquisitions in fiscal years after 2009 will be limited according to our then current leverage ratio. The amendment prohibited us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends and repurchases of stock in fiscal years after 2009 to an amount ranging from $12,000 to $40,000 based on our leverage ratio after giving effect to such payments. Finally, if we obtain additional indebtedness as permitted under the amendment, to the extent that any revolving loans under the credit agreement are then outstanding we are required to prepay the revolving loans in an amount equal to 100% of the proceeds from the additional indebtedness. Additionally, proceeds over $25,000 and under $35,000 will reduce the revolver commitment on a 50% dollar for dollar basis and proceeds over $35,000 will reduce the revolver commitment on a 100% dollar for dollar basis.

In conjunction with the amendment to the Credit Agreement, we gave the lenders a security interest on most of our personal property and pledged 65% of the stock of all domestic and first tier foreign subsidiaries. The obligations under the Credit Agreement are also guaranteed by our domestic subsidiaries and those subsidiaries also provide a security interest in their similar personal property.

Included in the amendment were increased interest spreads and increased facility fees. The fee for committed funds under the Credit Agreement now ranges from an annual rate of 0.30% to 0.50%, depending on our leverage ratio. Borrowings under the Credit Agreement bear interest at an annual rate of, at our option, either (i) between LIBOR plus 2.20% to LIBOR plus 3.00%, depending on our leverage ratio; or (ii) the highest of (A) the prime rate, (B) the federal funds rate plus 0.50%, and (C) the adjusted LIBOR rate for a one month period plus 1.00%; plus, in any such case under this clause (ii), an additional spread of 1.20% to 2.00%, depending on our leverage ratio.

We were in compliance with all covenants under the Credit Agreement as of December 31, 2009. There was $25,000 in outstanding borrowings under this facility at December 31, 2009, with a weighted average interest rate of 2.44%.

(In thousands, except shares and per share data)

Prudential Investment Management, Inc.

On July 29, 2009, we entered into a Private Shelf Agreement (the "Shelf Agreement") with Prudential Investment Management, Inc. ("Prudential") and Prudential affiliates from time to time party thereto. The Shelf Agreement provides us and our subsidiaries access to uncommitted, senior secured, debt capital with a maximum aggregate principal amount of $80,000.

The minimum principal amount of the private shelf notes that can be issued at any time under the Shelf Agreement is $5,000 with an issuance fee of 0.10% of the U.S. dollar equivalent of the principal amount of the issued shelf notes, payable on the date of issuance. The Shelf Agreement also provides for other fees, including a fee of an additional 1.00% per annum, in addition to the interest accruing on the shelf notes, in the event the amount of capital required to be held in reserve by a holder of the shelf notes in respect of such shelf notes is greater than the amount which would be required to be held in reserve with respect to promissory notes rated investment grade by a nationally recognized rating agency. Any private shelf note issued during the issuance period may have a maturity of up to 12 years, provided that the average life for each private shelf note issued is no more than 10 years after the original issuance date. Prepayments of the shelf notes will be subject to payment of yield maintenance amounts to the holders of the shelf notes.

The Shelf Agreement contains representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and merge or consolidate with another entity. Further, the Shelf Agreement contains a covenant requiring us to maintain an indebtedness to EBITDA ratio for the second and third quarters of 2009 of not greater than 4.00 to 1 and 5.50 to 1, respectively, and thereafter as of the end of each quarter of not greater than 3.50 to 1. The Shelf Agreement also contains a covenant requiring us to maintain an EBITDA to interest expense ratio for the third quarter of 2009 to not less than 3.25 to 1, and thereafter of no less than 3.50 to 1. The Shelf Agreement contains a cap on permitted acquisitions of $2,000 for the 2009 fiscal year and other limitations on the permitted acquisitions amount based on our leverage ratio in fiscal years after 2009. Finally, the Shelf Agreement prohibits us from conducting share repurchases during the 2009 fiscal year and limits the payment of dividends or repurchases of stock in fiscal years after 2009 to an amount ranging from $12,000 to $40,000 based on our leverage ratio after giving effect to such payments.

As of December 31, 2009, there was no balance outstanding under this credit facility and therefore no requirement to be in compliance with the financial covenants under this facility. However, the financial covenants under this facility are the same as the financial covenants in the Credit Agreement, all of which we were in compliance with as of December 31, 2009. Should notes be issued under the Shelf Agreement, such notes will be pari passu with outstanding debt under the Credit Facility.

ABN AMRO Bank N.V.

We have a revolving credit facility with ABN AMRO Bank N.V. ("ABN AMRO") of 5,000 Euros, or approximately $7,158, for general working capital purposes. Borrowings under the Facility incur interest generally at a rate of 1.25% over the ABN AMRO base rate as calculated daily on the cleared account balance. This facility may also be used for short-term loans up to 3,000 Euros, or $4,295. The terms and conditions of these loans would be incorporated in a separate short-term loan agreement at the time of the transaction. As of December 31, 2009, bank guarantees of $998 reduced the amount available on this credit facility to $6,160.

Bank of America, National Association

On August 17, 2009, we renewed our revolving credit facility with Bank of America, National Association, Shanghai Branch. This agreement will expire on August 28, 2010 and is denominated in renminbi ("RMB") in the amount of 13,400 RMB, or approximately $1,963, and is available for general corporate purposes, including working capital needs of our China location. As part of the March 4, 2009 amendment to the Credit Agreement with JPMorgan Chase Bank, this facility with Bank of America was secured with the same assets as noted above under the JPMorgan Chase section. The interest rate on borrowed funds is equal to the People's Bank of China's base rate. This facility also allows for the issuance of standby letters of credit, performance bonds and other similar instruments over the term of the facility for a fee of 0.95% of the amount issued. There was no balance outstanding on this facility at December 31, 2009.

Bank of Scotland

On March 31, 2009, we cancelled our committed credit facility with the Bank of Scotland.

Unibanco Bank

During the third quarter of 2009 our revolving credit facility with Unibanco Bank in Brazil expired.

Collateralized Borrowings

Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings, with the related assets capitalized as property, plant and equipment and depreciated straight-line over the lease term.

Capital Lease Obligations

Capital lease obligations outstanding are primarily related to sale-leaseback transactions with third-party leasing companies whereby we sell our manufactured equipment to the leasing company and lease it back. The equipment covered by these leases is rented to our customers over the lease term.

The aggregate maturities of our outstanding debt including capital lease obligations as of December 31, 2009, are as follows:

2010	$ 5,300
2011	4,154
2012	26,863
2013	64
2014	23
Thereafter	-
Total minimum obligations	$ 36,404
Less: amount representing interest	(2,200)
Total	$ 34,204

9. Other Current Liabilities

Other Current Liabilities at December 31, consisted of the following:

	2009	**2008**
Taxes, other than income taxes	**$ 5,374**	$ 2,936
Warranty	**5,985**	6,018
Deferred revenue	**2,574**	3,662
Rebates	**5,773**	5,014
Restructuring	**1,824**	13,911
Miscellaneous accrued expenses	**9,637**	10,465
Other	**6,234**	8,183
Total	**$ 37,401**	$ 50,189

(In thousands, except shares and per share data)

The changes in warranty reserves for the three years ended December 31 were as follows:

	2009	2008	2007
Beginning balance	$ 6,018	$ 6,950	$ 6,868
Product warranty provision	8,092	8,157	7,695
Acquired reserves	17	192	-
Foreign currency	133	(88)	193
Claims paid	(8,275)	(9,193)	(7,806)
Ending balance	$ 5,985	$ 6,018	$ 6,950

10. Fair Value of Financial Instruments & Derivatives

Estimates of fair value for financial assets and financial liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Our population of financial assets and liabilities subject to fair value measurements at December 31, 2009 included foreign currency forward contracts with a Level 2 fair value asset balance of $259. Our foreign currency forward exchange contracts are valued at fair market value, which is the amount we would receive or pay to terminate the contracts at the reporting date.

We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. As of December 31, 2009 and 2008, the fair value of such contracts outstanding was a net gain of $259 and $346, respectively. At December 31, 2009 and 2008, the notional amounts of foreign currency forward exchange contracts outstanding were $50,781 and $62,825, respectively.

The carrying amounts reported in the Consolidated Balance Sheets for Cash and Cash Equivalents, Receivables, Other Current Assets, Accounts Payable and Other Current Liabilities approximate fair value.

The fair market value of our Long-Term Debt approximates cost, based on the borrowing rates currently available to us for bank loans with similar terms and remaining maturities.

11. Retirement Benefit Plans

Substantially all U.S. employees are covered by various retirement benefit plans maintained by Tennant. Retirement benefits for eligible employees in foreign locations are funded principally through defined benefit plans, annuity or government programs. The total cost of benefits for our U.S. and foreign plans was $10,087, $9,329 and $9,604 in 2009, 2008 and 2007, respectively.

We have a 401(k) plan that covers substantially all U.S. employees. Under this plan, the employer contribution matches up to 3% of the employee's compensation in the form of Tennant stock. We also make a profit sharing contribution to the 401(k) plan for employees with more than one year of service in accordance with our Profit Sharing Plan. This contribution can be in the form of Tennant stock or cash and is based upon our financial performance. Matching contributions have been primarily funded by our ESOP Plan, while profit sharing contributions are generally paid in cash or stock, or a combination of both. Expenses for the 401(k) plan were $6,676, $5,906 and $6,184 during 2009, 2008 and 2007, respectively.

We have a U.S. nonqualified supplemental benefit plan (the "U.S. Nonqualified Plan") to provide additional retirement benefits for certain employees whose benefits under our 401(k) plan or U.S. Pension Plan are limited by either the Employee Retirement Income Security Act or the Internal Revenue Code.

We have a U.S. postretirement medical benefit plan (the "U.S. Retiree Plan") to provide certain healthcare benefits for U.S. employees hired before January 1, 1999. Eligibility for those benefits is based upon a combination of years of service with Tennant and age upon retirement.

We have a qualified, funded defined benefit retirement plan (the "U.S. Pension Plan") in the U.S. covering certain current and retired employees. Plan benefits are based on the years of service and compensation during the highest five consecutive years of service in the final ten years of employment. No new participants have entered the plan since 2000. The plan has approximately 450 participants including 136 active employees as of December 31, 2009.

We also have defined pension benefit plans in the United Kingdom and Germany (the "U.K. Pension Plan" and the "German Pension Plan"). The U.K. Pension Plan and German Pension Plan both cover certain current and retired employees and neither plan is accepting new participants.

We expect to contribute approximately $122 to our U.S. Nonqualified Plan, approximately $1,035 to our U.S. Retiree Plan, approximately $246 to our U.K. Pension Plan, and approximately $41 to our German Pension Plan in 2010. No contributions to the U.S. Pension Plan are expected to be required during 2010.

(In thousands, except shares and per share data)

Weighted-average asset allocations by asset category of the U.S. and U.K. Pension Plans as of December 31, are as follows:

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 1,209	$ 1,209	$ -	$ -
Equity Securities:				
U.S. Small-Cap [1]	3,294	3,294	-	-
International Small-Cap [2]	131	131	-	-
Mutual Funds:				
Corporate Bonds	11,771	-	11,771	-
International Fixed Interest	2,168	2,168		
U.S. Large-Cap [3]	2,857	2,857	-	-
Index Funds	9,651	9,651		
International Equity	2,754	2,754	-	-
Total	$ 33,835	$ 22,064	$ 11,771	$ -

[1] This category is comprised of actively managed domestic common stocks.

[2] This category is comprised of actively managed international common stocks.

[3] This category is comprised of funds not actively managed that track the S&P 500.

The primary objective of our U.S. and U.K. Pension Plans is to meet retirement income commitments to plan participants at a reasonable cost to Tennant and to maintain a sound actuarially funded status. This objective is accomplished through growth of capital and safety of funds invested. The pension plan assets are invested in securities to achieve growth of capital over inflation through appreciation and accumulation and reinvestment of dividend and interest income. Investments are diversified to control risk. The overall return objective is to achieve an annualized return equal to or greater than the return expectations in the actuarial valuation. The target allocation for the U.S. Pension Plan is 60% equity and 40% debt securities. Equity securities within the U.S. Pension Plan do not include any investments in Tennant Company Common Stock. The U.K. Pension Plan is invested in an insurance contract with underlying investments primarily in equity and fixed income securities. Our German Pension Plan is unfunded, which is customary in that country.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2009	2008	2009	2008	2009	2008
Discount rate	5.88%	6.90%	5.69%	6.16%	5.60%	6.90%
Rate of compensation increase	3.00%	4.00%	5.10%	4.50%	-	-

Weighted-average assumptions used to determine net periodic benefit costs as of December 31 are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2009	2008	2009	2008	2009	2008
Discount rate	6.90%	6.60%	6.16%	5.79%	6.90%	6.60%
Expected long-term rate of return on plan assets	8.75%	8.75%	4.90%	5.50%	-	-
Rate of compensation increase	4.00%	4.00%	4.50%	4.80%	-	-

The discount rate is used to discount future benefit obligations back to today's dollars. Our discount rates were determined based on high-quality fixed income investments. The resulting discount rates are consistent with the duration of plan liabilities. The Citigroup Above Median Yield Curve is used in determining the discount rate for the U.S. Plans.

(In thousands, except shares and per share data)

The accumulated benefit obligations as of December 31, for all defined benefit plans are as follows:

	2009	2008
U.S. defined benefit plans	**$ 34,410**	$ 30,154
U.K. Pension Plan	**6,968**	5,313
German Pension Plan	**699**	662

Information for our plans with an accumulated benefit obligation in excess of plan assets is as follows:

	U.S. Pension Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Projected benefit obligation	**$ 36,034**	$ 32,486	**$ 7,994**	$ 6,179
Accumulated benefit obligation	**34,410**	30,154	**7,667**	5,976
Fair value of plan assets	**27,438**	24,130	**6,451**	5,191

As of December 31, 2009 and 2008, the U.S. Pension Plan, the U.S. Nonqualified, U.K. Pension and German Pension Plans had an accumulated benefit obligation in excess of plan assets.

Assumed healthcare cost trend rates at December 31, 2009 and 2008 are as follows:

	2009	2008
Healthcare cost trend rate assumption for the next year	**11.1%**	11.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2030**	2029

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. To illustrate, a one-percentage-point change in assumed healthcare cost trends would have the following effects:

	1-Percentage-Point Decrease	1-Percentage-Point Increase
Effect on total of service and interest cost components	$ (85,000)	$ 82,000
Effect on postretirement benefit obligation	$ (1,230,000)	$ 1,170,000

(In thousands, except shares and per share data)

Summaries related to changes in benefit obligations and plan assets and to the funded status of our defined benefit and postretirement medical benefit plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2009	2008	2009	2008	2009	2008
Change in benefit obligation:						
Benefit obligation at beginning of year	**$ 32,486**	$ 32,395	**$ 6,179**	$ 8,977	**$ 12,480**	$ 12,763
Service cost	**648**	741	**97**	154	**141**	128
Interest cost	**2,116**	2,061	**406**	486	**854**	791
Plan participants' contributions	**-**	-	**25**	35	**-**	-
Actuarial (gain) loss	**2,603**	(1,307)	**769**	(933)	**1,823**	(344)
Foreign exchange	**-**	-	**646**	(2,073)	**-**	-
Benefits paid	**(1,819)**	(1,404)	**(128)**	(467)	**(975)**	(858)
Benefit obligation at end of year	**$ 36,034**	$ 32,486	**$ 7,994**	$ 6,179	**$ 14,323**	$ 12,480
Change in fair value of plan assets and net accrued liabilities:						
Fair value of plan assets at beginning of year	**$ 24,130**	$ 33,100	**$ 5,191**	$ 7,356	**$ -**	$ -
Actual return on plan assets	**4,983**	(7,681)	**543**	(154)	**-**	-
Employer contributions	**144**	115	**241**	317	**975**	858
Plan participants' contributions	**-**	-	**25**	35	**-**	-
Foreign exchange	**-**	-	**579**	(1,896)	**-**	-
Benefits paid	**(1,819)**	(1,404)	**(128)**	(467)	**(975)**	(858)
Fair value of plan assets at end of year	**27,438**	24,130	**6,451**	5,191	**-**	-
Funded status at end of year	**$ (8,596)**	$ (8,356)	**$ (1,543)**	$ (988)	**$ (14,323)**	$ (12,480)
Amounts recognized in the consolidated balance sheets consisted of:						
Noncurrent assets	**$ -**	$ -	**$ -**	$ -	**$ -**	$ -
Current liabilities	**(122)**	(126)	**(41)**	(40)	**(1,035)**	(927)
Noncurrent liabilities	**(8,474)**	(8,230)	**(1,502)**	(948)	**(13,288)**	(11,553)
Net accrued liability	**$ (8,596)**	$ (8,356)	**$ (1,543)**	$ (988)	**$ (14,323)**	$ (12,480)
Amounts recognized in accumulated other comprehensive income consist of:						
Prior service cost	**$ 1,477**	$ 2,032	**$ -**	$ -	**$ (1,848)**	$ (2,428)
Transition asset	**-**	(20)	**-**	-	**-**	-
Net (gain) loss	**5,780**	5,243	**159**	(343)	**2,741**	919
Accumulated other comprehensive income (loss)	**$ 7,257**	$ 7,255	**$ 159**	$ (343)	**$ 893**	$ (1,509)

(In thousands, except shares and per share data)

Components of net periodic benefit cost for the three years ended December 31, were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Service cost	**$ 648**	$ 741	$ 785	**$ 97**	$ 154	$ 228	**$ 141**	$ 128	$ 142
Interest cost	**2,116**	2,061	1,859	**406**	486	519	**854**	791	734
Expected return on plan assets	**(2,767)**	(2,831)	(2,651)	**(276)**	(373)	(375)	**-**	-	-
Amortization actuarial (gain) loss	**(151)**	(216)	(14)	**-**	-	101	**-**	-	34
Amortization of transition asset	**(20)**	(22)	(22)	**-**	-	-	**-**	-	-
Amortization of prior service cost	**555**	556	562	**-**	-	-	**(580)**	(580)	(580)
Foreign currency	**-**	-	-	**61**	(183)	76	**-**	-	-
Net periodic cost	**$ 381**	$ 289	$ 519	**$ 288**	$ 84	$ 549	**$ 415**	$ 339	$ 330

Changes in accumulated other comprehensive income for the three years ended December 31, were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Net (gain) loss	**$ 387**	$ 9,205	$ 330	**$ 502**	$ (406)	$ (1,857)	**$ 1,823**	$ (343)	$ (1,800)
Amortization of unrecognized prior service cost	**(555)**	(556)	(562)	**-**	-	-	**580**	580	580
Amortization of unrecognized prior transition asset	**20**	22	22	**-**	-	-	**-**	-	-
Amortization of unrecognized actuarial (gain) loss	**151**	216	(14)	**-**	-	(101)	**-**	-	(34)
Total recognized in other comprehensive income	**$ 3**	$ 8,887	$ (224)	**$ 502**	$ (406)	$ (1,958)	**$ 2,403**	$ 237	$ (1,254)
Total recognized in net periodic benefit cost and other comprehensive income	**$ 384**	$ 9,176	$ 295	**$ 790**	$ (322)	$ (1,409)	**$ 2,818**	$ 576	$ (924)

The following benefit payments, which reflect expected future service, are expected to be paid for our U.S. and foreign plans:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Postretirement Medical Benefits
2010	$ 1,954	$ 135	$ 1,035
2011	1,877	143	1,170
2012	1,749	151	1,183
2013	1,923	159	1,215
2014	2,142	170	1,328
2015 to 2019	11,338	858	6,807
Total	$ 20,983	$ 1,616	$ 12,738

The following amounts are included in accumulated other comprehensive income as of December 31, 2009 and are expected to be recognized as components of net periodic benefit cost during 2010:

	Pension Benefits	Postretirement Medical Benefits
Net (gain) loss	$ 20	$ 149
Net prior service cost (credit)	554	(580)

(In thousands, except shares and per share data)

12. Shareholders' Equity

Authorized Shares

We are authorized to issue an aggregate of 61,000,000 shares; 60,000,000 are designated as Common Stock, having a par value of $0.375 per share, and 1,000,000 are designated as Preferred Stock, having a par value of $0.02 per share. The Board of Directors is authorized to establish one or more series of preferred stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series.

Purchase Rights

On November 10, 2006, the Board of Directors approved a Rights Agreement and declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. Each right entitles the registered holder to purchase from us one one-hundredth of a Series A Junior Participating Preferred Share of the par value of $0.02 per share at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. The rights are not exercisable or transferable apart from the Common Stock until the earlier of: (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, including for stock ownership by employee benefit plans, the beneficial owner of 20% or more of the outstanding Common Stock), or (ii) the close of business on the fifteenth day following the first public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Stock (or such later date as may be determined by our Board of Directors prior to a person or group of affiliated or associated persons becoming an Acquiring Person). After a person or group becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person) will be able to exercise the right at the current exercise price of the Right and receive the number of shares of Common Stock having a market value of two times the exercise price of the right, or, depending upon the circumstances in which the rights became exercisable, the number of common shares of the acquiring company having a market value of two times the exercise price of the right. At no time do the rights have any voting power. We may redeem the rights for $0.001 per right at any time prior to a person or group acquiring 20% or more of the Common Stock. Under certain circumstances, the Board of Directors may exchange the rights for our Common Stock or reduce the 20% thresholds to not less than 10%. The rights will expire on December 26, 2016, unless extended or earlier redeemed or exchanged by us.

Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss at December 31, 2009, 2008 and 2007 are as follows:

	Cumulative Translation Adjustments	Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2006	$ 814	$ (167)	$ 647
Net current period change	2,630	2,230	4,860
Balance at December 31, 2007	$ 3,444	$ 2,063	$ 5,507
Net current period change	(26,455)	(5,443)	(31,898)
Balance at December 31, 2008	$ (23,011)	$ (3,380)	$ (26,391)
Net current period change	5,104	(1,822)	3,282
Balance at December 31, 2009	$ (17,907)	$ (5,202)	$ (23,109)

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments related to permanent investments in non-U.S. subsidiaries.

13. Commitments and Contingencies

We lease office and warehouse facilities, vehicles and office equipment under operating lease agreements, which include both monthly and longer-term arrangements. Leases with initial terms of one year or more expire at various dates through 2018 and generally provide for extension options. Rent expense under the leasing agreements (exclusive of real estate taxes, insurance and other expenses payable under the leases) amounted to $14,809, $15,345 and $13,647 in 2009, 2008 and 2007, respectively.

The minimum rentals for aggregate lease commitments with an initial term of one year or more at December 31, 2009, were as follows:

2010	$ 8,450
2011	6,013
2012	3,278
2013	1,368
2014	774
Thereafter	1,256
Total	$ 21,139

Certain operating leases for vehicles contain residual value guarantee provisions, which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $9,156, of which we have guaranteed $7,349. As of December 31, 2009, we have recorded a liability for the estimated end-of-term loss related to this residual value guarantee of $891 for certain vehicles within our fleet. Our fleet also contains vehicles we estimate will settle at a gain. Gains on these vehicles will be recognized at the end of the lease term.

On November 9, 2009 we entered into a purchase agreement with a third-party manufacturer. Under this agreement we have a minimum purchase obligation of $1,580 through 2012. The remaining commitment under this agreement as of December 31, 2009 was $1,580.

During 2008, we amended our 2003 purchase commitment with a third-party manufacturer to extend the terms of the agreement to remain in effect until the remainder of the commitment has been satisfied. The remaining commitment under this agreement totaled $87 as of December 31, 2009.

In the ordinary course of business, we may become liable with respect to pending and threatened litigation, tax, environmental and other matters. While the ultimate results of current claims, investigations and lawsuits involving us are unknown at this time, we do not expect that these matters will have a material adverse effect on our consolidated financial position or results of operations. Legal costs associated with such matters are expensed as incurred.

14. Income Taxes

Income from continuing operations for the three years ended December 31, was as follows:

	2009	2008	2007
U.S. operations	**$ 12,103**	$ 14,858	$ 50,561
Foreign operations	**(36,423)**	2,717	7,151
Total	**$ (24,320)**	$ 17,575	$ 57,712

(In thousands, except shares and per share data)

Income tax expense (benefit) for the three years ended December 31, was as follows:

	2009	2008	2007
Current:			
Federal	$ (337)	$ 1,771	$ 14,927
Foreign	1,284	4,155	3,135
State	236	595	1,305
	$ 1,183	$ 6,521	$ 19,367
Deferred:			
Federal	$ 1,897	$ 1,384	$ 1,978
Foreign	(1,444)	(1,201)	(3,605)
State	285	247	105
	$ 738	$ 430	$ (1,522)
Total:			
Federal	$ 1,560	$ 3,155	$ 16,905
Foreign	(160)	2,954	(470)
State	521	842	1,410
	$ 1,921	$ 6,951	$ 17,845

U.S. income taxes have not been provided on approximately $34,232 of undistributed earnings of non-U.S. subsidiaries. We plan to indefinitely reinvest these undistributed earnings.

We have Dutch and German tax loss carryforwards of approximately $31,019 and $17,343, respectively. If unutilized, the Dutch tax loss carryforward will begin expiring in 2012. The German tax loss carryforward has no expiration date. Because of the uncertainty regarding realization of the Dutch tax loss carryforward, a valuation allowance was established. This valuation allowance decreased in 2009 due to improved operating profits.

We have foreign tax credit and research and development tax credit carryforwards of approximately $1,925 and $460, respectively. If unutilized, foreign tax credit and research and development tax credit carryforwards will expire in 2019 and 2029, respectively. Based upon evaluation, as of December 31, 2009, no valuation allowance has been recorded.

A valuation allowance for the remaining deferred tax assets is not required since it is more likely than not that they will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

Our effective income tax rate varied from the U.S. federal statutory tax rate for the three years ended December 31, as follows:

	2009	2008	2007
Tax at statutory rate	(35.0%)	35.0%	35.0%
Increases (decreases) in the tax rate from:			
State and local taxes,	1.1	4.6	1.8
Effect of foreign operations	(16.4)	(0.7)	0.5
Goodwill impairment - non-deductible	56.9	-	-
Effect of changes in valuation allowances	(0.7)	6.3	(4.9)
Domestic production activities deduction	0.8	(3.3)	(1.2)
Other, net	1.2	(2.3)	(0.3)
Effective income tax rate	7.9%	39.6%	30.9%

Deferred tax assets and liabilities were comprised of the following as of December 31:

	2009	2008	2007
Deferred tax assets:			
Inventories, principally due to additional costs inventoried for tax purposes and changes in inventory reserves	$ 867	$ 1,509	$ 848
Employee wages and benefits, principally due to accruals for financial reporting purposes	16,050	16,557	13,062
Warranty reserves accrued for financial reporting purposes	1,803	1,947	1,856
Accounts receivable, principally due to allowance for doubtful accounts and tax accounting method for equipment rentals	1,396	1,151	658
Tax loss carryforwards	12,987	13,860	13,106
Valuation allowance	(9,131)	(9,303)	(8,197)
Tax credit carryforwards	2,385	-	-
Other	1,177	836	562
Total deferred tax assets	$ 27,534	$ 26,557	$ 21,895
Deferred tax liabilities:			
Property, Plant and Equipment, principally due to differences in depreciation and related gains	$ 8,592	$ 7,714	$ 5,895
Goodwill and Intangible Assets	9,086	12,078	6,006
Total deferred tax liabilities	$ 17,678	$ 19,792	$ 11,901
Net deferred tax assets	$ 9,856	$ 6,765	$ 9,994

The valuation allowance at December 31, 2009, principally applies to Dutch tax loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

In 2009, 2008 and 2007, we recorded tax benefits directly to Shareholders' Equity of $120, $921 and $3,301, respectively, relating to our ESOP and stock plans.

On January 1, 2007 we adopted new accounting guidance for uncertain tax positions. The cumulative effect of adopting this guidance was a decrease in reserves for uncertain tax positions and an increase to the January 1, 2007 balance of Retained Earnings of $184. Consistent with this guidance, we reclassified the reserves for uncertain tax positions from other current liabilities to non-current liabilities unless the liability is expected to be paid within one year.

(In thousands, except shares and per share data)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 7,324
Increases as a result of tax positions taken during a prior period	946
Increases as a result of tax positions taken during the current year	756
Reductions as a result of a lapse of the applicable statute of limitations	(1,401)
Decreases as a result of foreign currency fluctuations	163
Balance at December 31, 2009	$ 7,788

Included in the balance of unrecognized tax benefits at December 31, 2009 are potential benefits of $4,726 that, if recognized, would affect the effective tax rate from continuing operations.

We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Included in the liability of $7,788 for unrecognized tax benefits as of December 31, 2009 was approximately $567 for accrued interest and penalties. To the extent interest and penalties are not assessed with respect to uncertain tax positions, the amounts accrued will be revised and reflected as an adjustment to income tax expense.

We are subject to U.S. federal income tax as well as income tax of numerous state and foreign jurisdictions. We are generally no longer subject to U.S. federal tax examinations for taxable years before 2007 and with limited exceptions, state and foreign income tax examinations for taxable years before 2004.

We are currently undergoing income examinations in various state and foreign jurisdictions covering 2004 to 2007. Although the final outcome of these examinations cannot be currently determined, we believe that we have adequate reserves with respect to these examinations.

We do not anticipate that total unrecognized tax benefits will change significantly within the next 12 months.

15. Stock-Based Compensation

We have four remaining plans under which we have awarded share-based compensation grants. The 1995 Stock Incentive Plan ("1995 Plan") and 1999 Amended and Restated Stock Incentive Plan ("1999 Plan"), which provided for stock-based compensation grants to our executives and key employees, the 1997 Non-Employee Directors Option Plan ("1997 Plan"), which provided for stock option grants to our non-employee Directors, and the 2007 Stock Incentive Plan (the "2007 Plan"), which was adopted as a continuing step toward aggregating our equity compensation programs to reduce the complexity of our equity compensation programs.

The 1992 Stock Incentive Plan ("1992 Plan"), the 1993 Restricted Stock Plan for Non-Employee Directors ("1993 Plan"), and the 1998 Management Incentive Plan ("1998 Plan") have all expired or were terminated in prior years and do not have any remaining outstanding awards as of December 31, 2009.

The 1995 and 1997 Plans were terminated in 2006 and all remaining shares were transferred to the Amended and Restated 1999 Stock Incentive Plan as approved by the shareholders in 2006. Awards granted under the 1995 and 1997 Plans prior to 2006 that remain outstanding continue to be governed by the respective plan under which the grant was made. Upon approval of the Amended and Restated Stock Incentive Plan in 2006, we ceased making grants of future awards under these plans and subsequent grants of future awards were made from the 1999 Plan and governed by its terms.

The 2007 Plan terminated our rights to grant awards under the 1999 Plan except that the 1999 Plan will remain available for grants of reload options upon exercise of previously granted options with one-time reload features. We have not granted options with reload features since March 1, 2004. Awards previously granted under the 1999 Plan remain outstanding and continue to be governed by the terms of that plan. A total of 1,500,000 shares were authorized for future awards under the 2007 Plan.

A maximum of 6,200,000 shares have been available under these plans. As of December 31, 2009, there were 544,394 shares reserved for issuance under the 1995 Plan, the 1997 Plan and the 1999 Plan for outstanding compensation awards and 507,162 shares were available for issuance under the 2007 Plan for current and future equity awards. The Compensation Committee of the Board of Directors determines the number of shares awarded and the grant date, subject to the terms of our equity award policy.

The following table presents the components of stock-based compensation expense (benefit) for the above described plans for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Stock options and stock appreciation rights	**$ 812**	$ 218	$ 778
Restricted share awards	**841**	878	1,144
Performance share awards	**-**	(2,086)	1,084
Share-based liabilities	**156**	(237)	134
Total Stock-Based Compensation Expense (Benefit)	**$ 1,809**	$ (1,227)	$ 3,140

The total income tax benefit recognized in the income statement for share-based compensation arrangements during the years ended 2009, 2008 and 2007 was $114, $892 and $3,255, respectively.

Stock Option and Stock Appreciation Right Awards

We determined the fair value of our stock option awards using the Black-Scholes option pricing model.

The following assumptions were used for the 2009, 2008 and 2007 grants:

	2009	2008	2007
Expected volatility	**38 - 66%**	29 - 37%	26 - 35%
Weighted-average expected volatility	**39%**	30%	30%
Expected dividend yield	**2.0 - 4.7%**	1.2 - 1.5%	1.3 - 1.8%
Weighted-average expected dividend yield	**4.7%**	1.3%	1.8%
Expected term, in years	**2 - 6**	2 - 8	1 - 9
Risk-free interest rate	**1.1 - 2.8%**	1.8 - 3.5%	3.7 - 5.1%

The expected life selected for stock options granted during the year represents the period of time that the stock options are expected to be outstanding based on historical data of stock option holder exercise and termination behavior of similar grants. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatilities are based upon historical volatility of our stock over a period equal to the expected life of each stock option grant. Dividend yield is estimated over the expected life based on our dividend policy and historical dividends paid. We use historical data to estimate pre-vesting forfeiture rates and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Employee stock option awards prior to 2005 include a reload feature for options granted to key employees. This feature allows employees to exercise options through a stock-for-stock exercise using mature shares, and employees

(In thousands, except shares and per share data)

are granted a new stock option (reload option) equal to the number of shares of Common Stock used to satisfy both the exercise price of the option and the minimum tax withholding requirements. The reload options granted have an exercise price equal to the fair market value of the Common Stock on the grant date. Stock options granted in conjunction with reloads vest immediately and have a term equal to the remaining life of the initial grant.

Beginning in 2004, new stock option awards granted vest one-third each year over a three-year period and have a ten-year contractual term. These grants do not contain a reload feature. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period. Compensation expense is fully recognized for reload stock options as of the reload date.

In addition to stock options, we also occasionally grant cash-settled stock appreciation rights ("SARs") to employees in certain foreign locations. Total outstanding SARs were 2,000 as of December 31, 2009. No SARs were granted during 2009, 2008 or 2007.

The following table summarizes the activity during the year ended December 31, 2009, for stock option and SARs awards:

	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	951,191	$ 20.33
Granted	711,957	10.68
Exercised	(69,130)	17.90
Forfeited	-	-
Expired	(168,086)	17.54
Outstanding at end of year	1,425,932	$ 15.96
Exercisable at end of year	719,015	$ 21.00

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2009, 2008 or 2007 was $2.59, $10.57 and $10.26, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 or 2007 was $631, $1,910 and $8,370, respectively.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2009 was $14,963 and $4,002, respectively. The weighted-average remaining contractual life for options outstanding and exercisable as of December 31, 2009, was 6 years and 4 years, respectively.

As of December 31, 2009, there was unrecognized compensation cost for nonvested options and rights of $1,331 which is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Share Awards

Restricted share awards for employees typically have a two or three year vesting period from the effective date of the grant. Restricted share awards to non-employee directors vest upon a change of control or upon termination of service as a director occurring at least six months after grant date of award so long as termination is for one of the following reasons: death; disability; retirement in accordance with Company policy (e.g., age, term limits, etc.); resignation at request of Board (other than for gross misconduct); resignation following at least six months advance notice; failure to be re-nominated (unless due to unwillingness to serve) or re-elected by shareholders; or removal by shareholders.

The following table summarizes the activity during the year ended December 31, 2009, for nonvested restricted share awards:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	96,543	$ 29.33
Granted	44,205	12.80
Vested	(26,502)	23.73
Forfeited	(881)	31.16
Nonvested at end of year	113,365	$ 23.94

The total fair value of shares vested during the year ended December 31, 2009, 2008 and 2007 was $629, $1,095 and $877, respectively. As of December 31, 2009, there was $955 of total unrecognized compensation cost related to nonvested shares which is expected to be recognized over a weighted-average period of 1.6 years.

Performance Share Awards

We grant performance share awards to key employees as a part of our management compensation program. These awards are earned based upon achievement of certain financial performance targets. We determine the fair value of these awards as of the date of grant and recognize the expense over a three year performance period.

The 2007 performance share award covers the three year performance period from the beginning of fiscal year 2007 to the end of fiscal year 2009. Performance shares granted in 2007 vest solely upon achievement of certain financial performance targets during this three year period. During 2007, we expensed $712 related to the 2007 performance share award as we deemed payment of the award to be probable during the prior year. During 2008, the $712 expensed in 2007 related to the 2007 performance share award was subsequently reversed as we no longer deemed the achievement of the predetermined financial performance targets to be probable. During 2008, we also reversed $1,657 related to the 2006 performance share award for the same reason. Of the $1,657 total, $1,416 was expensed in 2006 and $241 was expensed in 2007.

The 2008 performance share award covers the three year performance period from the beginning of fiscal year 2008 to the end of fiscal year 2010. Performance shares granted in 2008 vest solely upon achievement of certain financial performance targets during this three year period.

For the years ended 2009 and 2008, we did not recognize any expense for the 2008 or the 2007 performance share awards as we do not deem the achievement of these predetermined financial performance targets to be probable.

In 2009, we granted a combination of stock options, restricted stock awards and restricted stock units payable in cash to key employees as part of our management compensation program and did not grant performance share awards. These stock options and restricted share awards vest over a three year period and do not contain a performance requirement.

Share-Based Liabilities

As of December 31, 2009, we had $304 in total share-based liabilities recorded on our Balance Sheet. During the years ended December 31, 2009 and 2008 we paid out $22 and $738 related to 2008 and 2007 share-based liability awards, respectively. $655 related to 2006 share-based liability awards was paid during the year ended December 31, 2007.

(In thousands, except shares and per share data)

16. Employee Stock Ownership Plan

We established a leveraged Employee Stock Ownership Plan ("ESOP") in 1990. The ESOP covered substantially all domestic employees. The shares required for our 401(k) matching contribution program were provided principally by our ESOP, supplemented as needed by newly issued shares. We made annual contributions to the ESOP equal to the ESOP's debt service less dividends and Company match contributions received by the ESOP. All dividends received by the ESOP were used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral and allocated to employees who made 401(k) contributions that year, in the form of a matching contribution, based on the proportion of debt service paid in the year. Shares pledged as collateral were reported as unearned ESOP shares in the Consolidated Balance Sheets. As shares were released from collateral, we reported compensation expense equal to the cost of the shares to the ESOP. All ESOP shares were considered outstanding in earnings-per-share computations, and dividends on allocated and unallocated shares were recorded as a reduction of Retained Earnings.

The following table summarizes ESOP activity during the years ended December 31:

	2009	2008	2007
Cash contributions	$ 1,717	$ 1,621	$ 1,530
Net benefit provided by ESOP	989	2,219	2,568
Interest earned and received on loan	190	363	520
Dividends	359	427	486

The benefit provided through the ESOP was net of expenses and was recorded in Other Income. On December 31, 2009, the ESOP's twenty year loan matured and was repaid to us, completing the term for this ESOP.

The ESOP shares as of December 31, were as follows:

	2009	2008	2007
Allocated shares	1,938,132	1,838,171	1,738,210
Unreleased shares	-	99,961	199,922
Total ESOP shares	1,938,132	1,938,132	1,938,132

17. Earnings (Loss) Per Share

The computations of basic and diluted earnings (loss) per share for the years ended December 31, were as follows:

	2009	2008	2007
Numerator:			
Net (Loss) Earnings	$ (26,241)	$ 10,624	$ 39,867
Denominator:			
Basic - Weighted Average Shares Outstanding	18,507,772	18,303,137	18,640,882
Effect of dilutive securities:			
Employee stock options	-	278,703	505,143
Diluted - Weighted Average Shares Outstanding	18,507,772	18,581,840	19,146,025
Basic (Loss) Earnings per Share	$ (1.42)	$ 0.58	$ 2.14
Diluted (Loss) Earnings per Share	$ (1.42)	$ 0.57	$ 2.08

Options to purchase 502,103, 46,016 and 20,697 shares of Common Stock were outstanding during 2009, 2008, and 2007, respectively, but were not included in the computation of diluted earnings per share. These exclusions are made if the exercise prices of these options are greater than the average market price of our Common Stock for the period, if the number of shares we can repurchase exceeds the weighted shares outstanding in the options, or if we have a net loss, as the effects are anti-dilutive.

18. Segment Reporting

We are organized into four operating segments: North America; Europe, Middle East, Africa; Asia Pacific and Latin America. In accordance with the objective and basic principles of the applicable accounting guidance, we aggregate our operating segments into one reportable segment that consists of the design, manufacture and sale of products used primarily in the maintenance of nonresidential surfaces.

The following sets forth Net Sales and long-lived assets by geographic area:

	2009	2008	2007
Net Sales:			
North America	$ 345,766	$ 402,174	$ 417,757
Europe, Middle East and Africa	177,829	217,594	183,188
Other International	72,280	81,637	63,273
Total	$ 595,875	$ 701,405	$ 664,218

	2009	2008
Long-lived assets:		
North America	$ 93,402	$ 99,022
Europe, Middle East and Africa	41,016	87,815
Other International	17,384	15,114
Total	$ 151,802	$ 201,951

Accounting policies of the operations in the various geographic areas are the same as those described in Note 1. Net Sales are attributed to each geographic area based on the country to which the product is shipped and are net of intercompany sales. North America sales include sales in the United States and Canada. Sales in Canada comprise less than 10% of consolidated sales and are interrelated with our U.S. operations. No single customer represents more than 10% of our consolidated sales. Long-lived assets consist of property and equipment, Goodwill, Intangible Assets and certain other assets.

The following table presents revenues for groups of similar products and services:

	2009	2008	2007
Net Sales:			
Equipment	$ 329,871	$ 411,765	$ 393,270
Parts and consumables	151,932	168,699	161,334
Service and other	95,046	97,292	84,429
Specialty surface coatings	19,026	23,649	25,185
Total	$ 595,875	$ 701,405	$ 664,218

19. Consolidated Quarterly Data (Unaudited)

	Net Sales		Gross Profit	
Quarter	2009	2008	2009	2008
First	$ 128,647	$ 168,600	$ 52,725	$ 69,640
Second	148,578	193,584	60,099	82,203
Third	154,427	185,935	64,888	78,552
Fourth	164,223	153,286	68,396	55,855
Year	$ 595,875	$ 701,405	$ 246,108	$ 286,250

(In thousands, except shares and per share data)

	Net (Loss) Earnings		Basic (Loss) Earnings per Share		Diluted (Loss) Earnings per Share	
Quarter	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
First	**$ (41,746)**	$ 5,235	**$ (2.29)**	$ 0.28	**$ (2.29)**	$ 0.28
Second	**3,007**	8,292	**0.16**	0.45	**0.16**	0.44
Third	**5,783**	13,985	**0.31**	0.77	**0.31**	0.76
Fourth	**6,715**	(16,888)	**0.36**	(0.93)	**0.35**	(0.93)
Year	**$ (26,241)**	$ 10,624	**$ (1.42)** (1)	$ 0.58 (1)	**$ (1.42)** (1)	$ 0.57 (1)

(1) The summation of quarterly data does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

Regular quarterly dividends aggregated $0.53 per share in 2009, or $0.13 per share for the first three quarters of 2009 and $0.14 for the fourth quarter of 2009, and $0.52 per share in 2008, or $0.13 per share for each of the four quarters of 2008.

20. Related Party Transactions

On May 18, 2009, we announced an exclusive technology license agreement with Activeion Cleaning Solutions, LLC ("Activeion") a company in which a current employee of Tennant owns a minority interest. Royalties under this license agreement are not material to our financial position or results of operations.

In June 2008, we entered into a settlement agreement with a former member of the Board of Directors to resolve a disputed claim alleging that we failed to provide adequate notice of the expiration of stock options upon resignation from the Board. The payment represents a portion of the value of the vested stock options that expired upon resignation from the Board. This settlement payment is not material to our financial position or results of operations.

During the first quarter of 2008, we acquired Applied Sweepers and Alfa and entered into lease agreements for certain properties owned by or partially owned by the former owners of these entities. These individuals are now current employees of Tennant. Lease payments made under these lease agreements are not material to our financial position or results of operations.

ITEM 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Principal Financial and Accounting Officer, have evaluated the effectiveness of our disclosure controls and procedures for the period ended December 31, 2009 (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and our Principal Financial and Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

There were no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal accounting and financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control – Integrated Framework* (COSO), our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of this audit, has issued their report, included in Item 8, on the effectiveness of our internal control over financial reporting.

/s/ H. Chris Killingstad

H. Chris Killingstad
President and Chief Executive Officer

/s/ Thomas Paulson

Thomas Paulson
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this Annual Report on Form 10-K.

ITEM 9B – Other Information

None.

PART III

ITEM 10 – Directors, Executive Officers and Corporate Governance

The sections entitled "Board of Directors Information" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2010 Proxy Statement are incorporated herein by reference.

The list below identifies those persons designated as executive officers of the Company, including their age, position with the Company and positions held by them during the past five or more years.

Thomas J. Dybsky, Vice President, Administration

Thomas J. Dybsky (60) joined the Company in September 1998 as Vice President of Human Resources and was named Vice President of Administration in 2004. From June 1995 to September 1998, he was Vice President/Senior Consultant for MDA Consulting.

Andrew J. Eckert, Vice President, Americas

Andrew J. Eckert (46) joined Tennant in 2002 as General Manager, North America. He was promoted to Vice President, North America Sales in 2005, and now serves as Vice President, The Americas. From 2000 to 2002, he was the Senior Vice President of Operations at Storecast Merchandising Company, a national retail merchandising service contractor for the grocery industry. Prior to that, he was Director of Strategic Planning at General Mills and led the automation and cost-reduction efforts for U.S. trade promotional spending. He began his sales career in 1985 at General Mills in Houston, TX, and held a variety of increasing responsibilities including Customer Sales Manager for Fleming Companies and American Stores.

Karel Huijser, Vice President, International

Karel Huijser (49) joined the Company in 2006 as Vice President, International. Prior to joining Tennant, he was President and CEO of Asia Pacific for GE Infrastructure Shanghai, China, from 2005 to November 2006. From 2003 to 2005, he was General Manager of Asia Pacific, GE Water and Process Technologies (Asia). From 2001 to 2003, he was Global Marketing Director for GE Plastics Division based in The Netherlands. His career at GE began in 1992, following six years at Daf Trucks in The Netherlands.

H. Chris Killingstad, President and Chief Executive Officer

H. Chris Killingstad (54) joined the Company in April 2002 as Vice President, North America and was named President and CEO in 2005. From 1990 to 2000, he was employed by The Pillsbury Company, a consumer foods manufacturer. From 1999 to 2000 he served as Sr. Vice President and General Manager of Frozen Products for Pillsbury North America; from 1996 to 1999 he served as Regional Vice President and Managing Director of Pillsbury Europe, and from 1990 to 1996 was Regional Vice President of Haagen-Dazs Asia Pacific.

Thomas Paulson, Vice President and Chief Financial Officer

Thomas Paulson (53) joined Tennant in March 2006. Prior to joining Tennant, Paulson was Chief Financial Officer and Senior Vice President of Innovex from 2001 to 2006. Prior to joining Innovex, a manufacturer of electronic interconnect solutions, Paulson worked for The Pillsbury Company for over 19 years. Paulson became a Vice President at Pillsbury in 1995 and was the Vice President of Finance for the $4 billion North American Foods Division for over two years before joining Innovex.

Michael W. Schaefer, Vice President, Chief Technical Officer

Mike Schaefer (49) joined the Company in January 2008 as Vice President, Chief Technical Officer. From 2000 to January 2008, he was Vice President of Dispensing Systems, Lean Six Sigma and Quality at Ecolab, Inc., a provider of cleaning, sanitizing, food safety and infection prevention products and services, where he led R&D efforts for their equipment business, continuous improvement and standardization of R&D processes. Prior to that he held various management positions at Alticor Corporation and Kraft General Foods.

Don B. Westman, Vice President, Global Operations

Don B. Westman (56) joined the Company in November 2006 as Vice President, Global Operations. Prior to joining Tennant, he was Vice President of Operations – Pump Division for Pentair, Inc., a provider of products and services for the movement, treatment and storage of water, from 2005 to November 2006. From 2003 to 2005, he was Vice President of Operations – Pentair Water. From 1997 to 2003, Westman was Vice President of Operations for Hoffmans Enclosures, where he began in 1982 as a manufacturing engineering manager.

Heidi M. Wilson, Vice President, General Counsel and Secretary

Heidi M. Wilson (59) joined Tennant in 2003 as Assistant General Counsel and Assistant Secretary and was named General Counsel in 2005. She was a partner with General Counsel Ltd. during 2003. From 1995 to 2001, she was Vice President, General Counsel and Secretary at Musicland Group, Inc. From 1993 to 1995, she was Senior Legal Counsel at Medtronic, Inc. Prior to that, she was a partner at Faegre & Benson L.L.P., a Minneapolis law firm, which she joined in 1976.

Business Ethics Guide

We have adopted the Tennant Company Business Ethics Guide, which applies to all of our employees, directors, consultants, agents and anyone else acting on our behalf. The Business Ethics Guide includes particular provisions applicable to our senior financial management, which includes our Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. A copy of our Business Ethics Guide is available on the Investor Relations page of our website, www.tennantco.com, and a copy will be mailed upon request to Investor Relations, Tennant Company, P.O. Box 1452, Minneapolis, MN 55440-1452. We intend to post on our website any amendment to, or waiver from, a provision of our Business Ethics Guide that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions promptly following the date of such amendment or waiver. In addition, we have also posted copies of our Corporate Governance Principles and the Charters for our Audit, Compensation, Governance and Executive Committees on our website.

ITEM 11 – Executive Compensation

The sections entitled "Director Compensation for 2009" and "Executive Compensation Information" in our 2010 Proxy Statement are incorporated herein by reference.

ITEM 12 – Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2010 Proxy Statement are incorporated herein by reference.

ITEM 13 – Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Director Independence" and "Related Person Transaction Approval Policy" in our 2010 Proxy Statement are incorporated herein by reference.

ITEM 14 – Principal Accountant Fees and Services

The section entitled "Fees Paid to Independent Registered Public Accounting Firm" in our 2010 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 – Exhibits and Financial Statement Schedules

A. The following documents are filed as a part of this report:

1. **Financial Statements**

   Consolidated Financial Statements filed as part of this report are contained in Item 8 of this Annual Report on Form 10-K.

2. **Financial Statement Schedule**

Schedule II – Valuation and Qualifying Accounts

(In thousands)		2009		2008		2007
Allowance for Doubtful Accounts and Returns:						
Balance at beginning of period	**$**	**7,319**	$	3,264	$	3,347
Charged to costs and expenses		**996**		4,083		1,622
Charged to other accounts		**257**		(76)		68
Deductions [1]		**(3,495)**		48		(1,773)
Balance at end of period	**$**	**5,077**	$	7,319	$	3,264
Inventory Reserves:						
Balance at beginning of period	**$**	**5,127**	$	4,427	$	4,403
Charged to costs and expenses		**2,847**		4,523		4,731
Deductions		**(3,977)**		(3,823)		(4,707)
Balance at end of period	**$**	**3,997**	$	5,127	$	4,427
Valuation Allowance for Deferred Tax Assets:						
Balance at beginning of period	**$**	**9,303**	$	8,197	$	11,034
Charged to costs and expenses		**-**		-		(3,644)
Charged to other accounts		**(172)**		1,106		807
Balance at end of period	**$**	**9,131**	$	9,303	$	8,197

[1] Includes accounts determined to be uncollectible and charged against reserves, net of collections on accounts previously charged against reserves, as well as the effect of foreign currency on these reserves.

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Shareholders

Tennant Company:

Under date of February 26, 2010, we reported on the consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009, which are included in Item 15.A.1. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as included in Item 15.A.2. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Minneapolis, Minnesota
February 26, 2010

3. Exhibits

Item #	Description	Method of Filing
Rider A:		
2.1	Share Purchase Agreement dated February 15, 2008 among the Sellers identified therein and Tennant Scotland Limited (excluding schedules and exhibits, which the Company agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated February 29, 2008.
3i	Restated Articles of Incorporation	Incorporated by reference to Exhibit 3i to the Company's report on Form 10-Q for the quarterly period ended June 30, 2006.
3ii	Certificate of Designation	Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2006.
3iii	Amended and Restated By-Laws	Incorporated by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-3, Registration No. 333-160887 filed on July 30, 2009.
4.1	Rights Agreement, dated as of November 10, 2006, between the Company and Wells Fargo Bank, N.A., as Rights Agent	Incorporated by reference to Exhibit 1 to Form 8-A dated November 14, 2006.
10.1	Tennant Company 1995 Stock Incentive Plan*	Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement No. 33-62003, Form S-8, dated August 22, 1995.
10.2	Tennant Company Executive Nonqualified Deferred Compensation Plan, as restated effective January 1, 2005*	Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2007.
10.3	Form of Management Agreement and Executive Employment Agreement*	Incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2008.
10.4	Schedule of parties to Management and Executive Employment Agreement	Incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2008.
10.5	Tennant Company Non-Employee Director Stock Option Plan (as amended and restated effective May 6, 2004)*	Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarterly period ended June 30, 2004.
10.6	Tennant Company Amended and Restated 1999 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's proxy statement for the 2006 Annual Meeting of Shareholders filed on March 15, 2006.
10.7	Long-Term Incentive Plan 2007*	Incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2006.
10.8	Long-Term Incentive Plan 2008*	Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.
10.9	Short-Term Incentive Plan 2008*	Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.
10.10	Deferred Stock Unit Agreement (awards prior to 2008)*	Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 2006.
10.11	Services Agreement and Management Agreement between the Company and Karel Huijser*	Incorporated by reference to Exhibit 10.15 to the Company's Form 10-K for the year ended December 31, 2008.
10.12	Amendment No. 1 dated as of December 17, 2008 to Services Agreement and Management Agreement between the Company and Karel Huijser*	Incorporated by reference to Exhibit 10.16 to the Company's Form 10-K for the year ended December 31, 2008.
10.13	Tennant Company 2007 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's proxy statement for the 2007 Annual Meeting of Shareholders filed on March 15, 2007.
10.14	Credit Agreement dated as of June 19, 2007	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated June 21, 2007.
10.15	Deferred Stock Unit Agreement (awards in and after 2008)*	Incorporated by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2007.

10.16	Amendment No. 1 dated as of February 21, 2008 to Credit Agreement dated as of June 19, 2007	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2008.
10.17	Tennant Company 2009 Short-Term Incentive Plan*	Incorporated by reference to Appendix A to the Company's Proxy statement for the 2008 Annual Meeting of Shareholder's filed on March 14, 2008.
10.18	Amendment No. 2 to the Credit Agreement dated as of March 4, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated March 10, 2009.
10.19	Pledge and Security Agreement dated as of March 4, 2009	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated March 4, 2009.
10.20	Private Shelf Agreement dated as of July 29, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 30, 2009.
21	Subsidiaries of the Registrant	Filed herewith electronically.
23.1	Consent of KPMG, LLP Independent Registered Public Accounting Firm	Filed herewith electronically.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith electronically.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith electronically.
32.1	Section 1350 Certification of Chief Executive Officer	Filed herewith electronically.
32.2	Section 1350 Certification of Chief Financial Officer	Filed herewith electronically.

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNANT COMPANY

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors

Date February 26, 2010

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors

Date February 26, 2010

By /s/ Thomas Paulson
Thomas Paulson
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date February 26, 2010

By /s/ William F. Austen
William F. Austen
Board of Directors

Date February 26, 2010

By /s/ Jeffrey A. Balagna
Jeffrey A. Balagna
Board of Directors

Date February 26, 2010

By /s/ Carol S. Eicher
Carol S. Eicher
Board of Directors

Date February 26, 2010

By /s/ James T. Hale
James T. Hale
Board of Directors

Date February 26, 2010

By /s/ David Mathieson
David Mathieson
Board of Directors

Date February 26, 2010

By /s/ Donal L. Mulligan
Donal L. Mulligan
Board of Directors

Date February 26, 2010

By /s/ Stephen G. Shank
Stephen G. Shank
Board of Directors

Date February 26, 2010

By /s/ Steven A. Sonnenberg
Steven A. Sonnenberg
Board of Directors

Date February 26, 2010

By /s/ David S. Wichmann
David S. Wichmann
Board of Directors

Date February 26, 2010

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tennant Company:

We consent to the incorporation by reference in the registration statements No. 33-62003 on Form S-8 relating to the Tennant Company 1995 Stock Incentive Plan, No. 333-28641 on Form S-8 relating to the Tennant Company Non-Employee Director Stock Option Plan, No. 333-73706 on Form S-8 relating to the Tennant Company 1999 Stock Incentive Plan, No. 333-51531 on Form S-8 relating to the Tennant Commercial Retirement Savings Plan, No. 333-157708 on Form S-8 relating to the Tennant Company Profit Sharing and Employee Stock Ownership Plan, No. 333-142581 on Form S-8 relating to the Tennant Company 2007 Stock Incentive Plan, and No. 333-160887 on Form S-3 of our reports dated February 26, 2010, with respect to the consolidated balance sheets of Tennant Company and subsidiaries as of December 31, 2009 and 2008, the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Tennant Company.

/s/ KPMG LLP

Minneapolis, Minnesota
February 26, 2010

Exhibit 31.1

CERTIFICATIONS

I, H. Chris Killingstad, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ H. Chris Killingstad
H. Chris Killingstad
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Thomas Paulson, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Thomas Paulson
Thomas Paulson
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Chris Killingstad, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2010

By: /s/ H. Chris Killingstad
H. Chris Killingstad
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Paulson, Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2010

By: /s/ Thomas Paulson

Thomas Paulson
Vice President and Chief Financial Officer


Mixed Sources
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www.fsc.org Cert no. SCS-COC-001834
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50%




TENNANT

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	10:30 a.m. Central Daylight Time Wednesday, April 28, 2010
Place:	Golden Valley Country Club 7001 Golden Valley Road Golden Valley, Minnesota 55427
Items of Business:	(1) To elect three directors to a three-year term, such that the total number of directors is ten; (2) To ratify the appointment of KPMG LLP ("KPMG") as the independent registered public accounting firm of the Company; and (3) To approve the 2010 Stock Incentive Plan.
Who May Vote:	You may vote if you were a shareholder of record as of the close of business on March 1, 2010.
Proxy Voting:	It is important that your shares are voted, whether or not you attend the meeting. Please vote your shares, as instructed in the Notice of Internet Availability of Proxy Materials, by voting over the Internet as promptly as possible. You may also request a paper proxy card, which will include a reply envelope, to submit your vote by mail or to vote by telephone as described in the Notice of Internet Availability of Proxy Materials. Your prompt response will help reduce solicitation costs incurred by us.

March 19, 2010

Heidi M. Wilson, Secretary



TENNANT COMPANY PROXY STATEMENT

Why did I receive a Notice of Internet Availability of Proxy Materials?

Tennant Company ("we," "us," "our," "the Company"), on behalf of our Board of Directors ("Board"), is supplying this Proxy Statement in order to obtain your Proxy vote in connection with the Annual Meeting of Shareholders.

The Annual Meeting will be held at the Golden Valley Country Club, 7001 Golden Valley Road, Golden Valley, Minnesota, on Wednesday, April 28, 2010, at 10:30 a.m. Central Daylight Time.

The Notice of Internet Availability of Proxy Materials is being mailed to shareholders on or about March 19, 2010.

How do I access the proxy materials?

Under rules of the Securities and Exchange Commission, we are furnishing proxy materials to our shareholders on the Internet, rather than mailing printed copies to our shareholders. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

What is a Proxy?

The Proxy serves as a ballot for elections to our Board, as well as listing information about any other items to be discussed and voted on at the Annual Meeting. It allows an authorized agent to act on your behalf in the event you do not attend the Annual Meeting in person.

Who is entitled to vote?

You may vote if you owned shares of our Common Stock as of the close of business on March 1, 2010. As of March 1, 2010, there were 18,800,280 shares of Common Stock outstanding, each entitled to one vote.

How do I vote?

You may vote in one of four ways:

1. *By Internet*

You may access the website at www.proxyvote.com to cast your vote 24 hours a day, 7 days a week, until 11:59 p.m. (EST) on April 27, 2010. Please have your Notice of Internet Availability of Proxy Materials or, if you have requested one, your Proxy Card, in hand and the last four digits of your social security number available to verify your identity. Follow the instructions provided to obtain your records and create an electronic ballot.

2. *By Phone*

Request a proxy card from us by following the instructions on your Notice of Internet Availability of Proxy Materials. Then you may call 1-800-690-6903 by using any touch-tone phone, 24 hours a day, 7 days a week, until 11:59 p.m. (EST) on April 27, 2010. Have your Proxy Card in hand when calling. You will need to provide the last four digits of your social security number to verify your identity. Follow the voice prompts to cast your vote.

3. *By Mail*

Request a Proxy Card from us by following the instructions on your Notice of Internet Availability of Proxy Materials. Mark, sign and date your Proxy Card and return it in the postage-paid envelope that will be provided, or return it to Tennant Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

4. *In person at the Annual Meeting*

All shareholders may vote in person at the Annual Meeting. Paper ballots will be available for voting at the meeting.

Shareholders who hold their shares beneficially in street name, through a broker or bank, may be able to vote by telephone or the Internet as well as by mail. You should follow the instructions received from your broker or bank to vote your shares.

How is my Proxy voted?

Shares represented by Proxy will be voted in the following manner:

- As specified by the Proxy, or
- Where a Proxy is submitted, but no specification is given, shares will be voted FOR all nominees and proposals in this Proxy Statement.

Why should I vote?

Your vote is important! It ensures that your ownership interests are represented even if you are unable to attend the Annual Meeting in person. A promptly voted Proxy will save us additional solicitation expense.

Can I change my Proxy vote even after it is submitted?

Proxies may be revoked at any time before being voted at the Annual Meeting. The Proxy may be revoked only by use of the following methods:

- Sending written notice of revocation to the Company's address listed on page 3 of this Proxy Statement
- Revoking in person at the Annual Meeting
- Delivering a later dated Proxy to an officer of the Company

Personal attendance and voting in person will not revoke a written Proxy.

How many votes are needed to hold the Annual Meeting?

The meeting can take place when holders of a majority of the outstanding common stock, either in person or by Proxy, are present at the meeting. This is known as a quorum. Abstentions and broker non-votes will be counted as present when determining whether a quorum exists.

How many votes are needed to elect directors?

As established by Minnesota Statute 302A.215, the affirmative vote of a plurality of outstanding shares present and entitled to vote is required to elect each director nominated. The director nominees with the most votes will be elected. If you (or a broker), either in person or by Proxy, withhold or do not give authority to vote for a director, your shares will not be voted in favor of such director nominee.

How many votes are needed to ratify KPMG as the independent registered public accounting firm for our Company?

The affirmative vote of the holders of a majority of outstanding shares present and entitled to vote is required to ratify the appointment of KPMG as our independent registered accounting firm. For this purpose, a shareholder voting through a Proxy who abstains with respect to ratification of KPMG is considered to be present and entitled to vote, and is in effect a negative vote; however, broker non-votes will not be counted as votes on this matter and will have no effect.

How many votes are needed to approve our 2010 Stock Incentive Plan?

The affirmative vote of the holders of a majority of the outstanding shares present and entitled to vote is required for approval of the 2010 Stock Incentive Plan. For this purpose, a shareholder voting through a Proxy who abstains with respect to approval of the plan is considered to be present and entitled to vote on the approval of the plan at the Annual Meeting, and is in effect a negative vote. Under New York Stock Exchange rules, the votes cast on this proposal must exceed 50 percent of all shares entitled to vote. Accordingly, a shareholder who does not give authority to a Proxy to vote, including a broker non-vote, on the approval of the plan shall have the effect of a negative vote.

Can my broker vote my shares on behalf without receiving voting instructions from me?

The election of directors and approval of the 2010 Stock Incentive Plan will be considered proposals on which your broker does not have discretionary authority to vote. Thus, if your shares are held in street name and you do not provide instructions as to how your shares are to be voted on these matters, your broker or other nominee will not be able to vote your shares in these matters. Accordingly, we urge you to provide instructions to your broker or nominee so that your votes may be counted on these matters. You should vote your shares by following the instructions provided on the voting instruction card that you receive from your broker.

Who can solicit Proxies?

To assist us in soliciting Proxies for the Annual Meeting, we have retained Morrow & Co., LLC, for a total fee not to exceed $8,000 plus out-of-pocket expenses. Solicitation will be principally sent by mail. Officers or employees of our Company may also solicit Proxies personally, by telephone, or special letter from some shareholders.

Who will pay the cost of this Proxy solicitation?

Expenses for the solicitation of Proxies will be paid for by us. Brokerage houses and other custodians, nominees and fiduciaries will be reimbursed by us for expenses to send Proxy materials to their principals.

What address should I use for correspondence with the Company?

Our principal executive office is located at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, Minnesota, 55440-1452.

<u>If you have questions or need additional Proxy material, please contact our Solicitation Agent:</u>

Morrow & Co., LLC
470 West Avenue – 3rd Floor
Stamford, CT 06902

Banks and Brokerage Firms, please call (203) 658-9400
Shareholders, please call (800) 607-0088.

BOARD OF DIRECTORS INFORMATION

Director nominees for terms expiring in 2013 (Class III Directors):



WILLIAM F. AUSTEN, 51 **Director Since 2007**

- Vice President, Operations, Bemis Company, the largest flexible packaging company in the Americas and a major international manufacturer of pressure-sensitive materials used for labels, decoration and signage, since 2004.
- President and Chief Executive Officer of Morgan Adhesives Company from 2000-2004; various positions with General Electric Company from 1980-2000, culminating in General Manager, Switch Gear Business.
- Member of the Compensation, Governance and Executive Committees.



JAMES T. HALE, 69 **Director Since 2001**

- Corporate Governance Consultant since 2004.
- Executive Vice President, General Counsel and Corporate Secretary of Target Corporation from 2000-2004. Senior Vice President, General Counsel and Corporate Secretary of Target Corporation from 1981-2000. Held various Vice President positions at General Mills, Inc., from 1979-1981. Practiced law at Faegre and Benson LLP from 1966-1979.
- Chair of the Governance Committee, member of the Compensation and Executive Committees.



H. CHRIS KILLINGSTAD, 54 **Director Since 2005**

- President and Chief Executive Officer, Tennant Company, since December 2005.
- Vice President – North America for Tennant Company, from 2002-2005. Held several senior management positions with The Pillsbury Company, including Senior Vice President and General Manager, from 1990-2002. International Business Development Manager at PepsiCo Inc., from 1982-1990. Financial Manager for General Electric, from 1978-1980.

Directors whose terms expire in 2011 (Class I Directors):



CAROL S. EICHER, 51 **Director Since 2008**

- Business Director, Performance Monomers for The Dow Chemical Company, a manufacturer and seller of chemicals, plastic materials, agricultural and other specialized products and services, since April 2009, and Vice President/Global Business Director, Primary Materials and Process Chemicals, Rohm and Haas Company, a developer of solutions for the specialty materials industry, since 2003.
- General Manager, Americas & Europe, Electronics, Organic Specialties for Rohm and Haas, from 2001-2003. Business Director, Organic Specialties for Rohm and Haas, from 2000-2001. Held various senior management positions with Ashland Chemical Company, a division of Ashland, Inc., from 1992-2000. Held various management positions with E.I. DuPont de Nemours and Company, Inc., from 1979-1992.
- Member of the Audit, Governance and Executive Committees.



DAVID MATHIESON, 55 **Director Since 2006**

- Senior Vice President and Chief Financial Officer, RSC Holdings, Inc., a provider of equipment rental services, since January 2008.
- Vice President and Chief Financial Officer of Brady Corporation, an international manufacturer and marketer of identification solutions and specialty materials, from 2003-2007, European Finance Director of Brady Corporation from 2001-2003. Held a number of executive positions with Honeywell International, Inc., from 1981-2001, including Vice President and Chief Financial Officer of Honeywell Europe.
- Chair of the Audit Committee, member of the Governance and Executive Committees.



DONAL L. MULLIGAN, 49 **Director Since 2009**

- Executive Vice President and Chief Financial Officer for General Mills, Inc., the world's sixth largest food company, since 2007.
- Held executive positions at General Mills, Inc., since 2001, including Vice President Financial Operations for the International division; Vice President Financial Operations for Operations and Technology and Vice President and Treasurer. Served as Chief Financial Officer - International at The Pillsbury Company from 1999-2001. Held various international positions at PepsiCo, Inc., and YUM! Brands, Inc., including Regional CFO – Americas, Finance Director – Asia and Finance Director – Canada, from 1987-1998.
- Member of the Audit and Executive Committees.



STEPHEN G. SHANK, 66 **Director Since 2000**
Lead Director Since 2009

- Retired CEO and Chair of Capella Education Company; current member of Board of Directors.
- Chair of the Board of Capella Education Company, an accredited online university offering undergraduate and graduate degree programs, from 1993-February 2010. Chief Executive Officer of Capella Education Company from 1993-March 2009. Chairman and Chief Executive Officer of Tonka Corporation from 1979-1991, and as General Counsel from 1974-1978. Began his career as an attorney at Dorsey & Whitney in 1972.
- Chair of the Compensation and Executive Committees, member of the Governance Committee.

Director whose terms expire in 2012 (Class II Directors)



JEFFREY A. BALAGNA, 49 **Director Since 2004**

- President and Chief Executive Officer, Carlson Marketing Worldwide, a marketing, travel and hospitality company, since August 2008, current member of the Board of Directors of Carlson Marketing Worldwide.
- Executive Vice President, Chief Information Officer and Customer Technology Officer at Carlson Companies from 2005-2008. Senior Vice President and Chief Information Officer of Medtronic, Inc., from 2001-2005. General Manager – Operations and eBusiness at General Electric Medical Systems America from 1999-2001.
- Member of the Audit and Executive Committees.



STEVEN A. SONNENBERG, 57 **Director Since 2005**

- Executive Vice President, Emerson Electric Company & Business Leader, Emerson Process Management, a worldwide technology and engineering company, since October 2008.
- President of Rosemount, Inc., a division of Emerson Electric Company, from 2002-October 2008. Held various positions with Rosemount and Emerson, including General Manager of Rosemount China and most recently President of Emerson Process Management Asia Pacific, from 1992-2002.
- Member of the Compensation, Governance and Executive Committees.



DAVID S. WICHMANN, 47 **Director Since 2009**

- Executive Vice President, UnitedHealth Group, a diversified health and well-being company, and President, UnitedHealth Group Operations, since April 2008.
- Held various executive positions at UnitedHealth Group since 1998 including President, Commercial Market Group; President and Chief Operating Officer, UnitedHealthcare; President and Chief Executive Officer, Specialized Care Services; and Senior Vice President, Corporate Development. Chief Financial Officer at Advance Machine Company, from 1992-1994. Partner, Arthur Anderson, from 1995-1998.
- Member of the Audit, Compensation and Executive Committees.

Meeting Attendance

During 2009, our Board met on six occasions. All incumbent directors attended at least 80% of Board and respective Committee meetings on which they serve.

As set forth in our Corporate Governance Principles, all members of our Board are encouraged to attend all annual meetings of shareholders. All of the directors attended the 2009 Annual Meeting of Shareholders, except Mr. Russell, whose term expired at that meeting.

Director Independence

Our Board uses criteria established by the New York Stock Exchange and the Securities and Exchange Commission to determine director independence. The Governance Committee reviews relevant information no less than annually to determine whether the Board members meet the applicable criteria. Our Board has determined that Ms. Eicher and Messrs. Austen, Balagna, Hale, Mathieson, Mulligan, Shank, Sonnenberg and Wichmann are independent based on the standards referred to above.

The only relationships that exist between our directors and our Company or management are ordinary course of business commercial transactions involving the purchase of the Company's products and product maintenance services by companies that employ certain of our directors or our purchase of products and services from companies that employ certain of our directors. These transactions were considered by our Board in determining the independence of our Directors. The Board considered the fact that in 2009, Mr. Balagna was an executive officer of Carlson Marketing Worldwide, Ms. Eicher was an executive officer of Rohm & Haas Company and The Dow Chemical Company, Mr. Mathieson was an executive officer of RSC Holdings, Inc., and Mr. Mulligan was an executive officer of General Mills, Inc., and that their respective companies purchased goods and product maintenance services from us in 2009 in amounts that were less than 2% of our gross revenues (which are greater than $1 million) for the year. Based on the relevant facts and circumstances, neither Messrs. Balagna, Mathieson, Mulligan, nor Ms. Eicher has a material interest in these transactions. In addition, certain of our other non-management directors are affiliated with entities that have business relationships with us involving the purchase and sale of products and product maintenance services; however, the amounts were less than $120,000 in

2009. The Board also considered that the Company has purchased vision insurance from a subsidiary of UnitedHealth Group, Mr. Wichmann's employer. Based on the relevant facts and circumstances, Mr. Wichmann does not have a material interest in these transactions. Furthermore, the vision insurance purchased by the Company is a standard insurance product with customary premiums and no advisory services are being provided by UnitedHealth Group. The amounts we paid UnitedHealth Group for these services in 2009 were less than 2% of UnitedHealth Group's gross revenues (which are greater than $1 million).

The Board was provided with this information and concluded that none of the relationships interfere with the independence of these Directors or present a conflict of interest.

Board Leadership Structure

Our Board has four standing committees: Audit, Compensation, Governance and Executive. Each of the Board committees is comprised solely of independent directors with each committee having its own chair.

Our President and Chief Executive Officer ("CEO"), Mr. Killingstad, is a member of the Board. However, as was the case with his predecessor, he has not been appointed as Chair. Historically, the CEO has worked closely with the Chair of the Executive Committee to set and approve the agenda of the Board meetings to ensure that there is an appropriate flow of information to the Board and to make sure that management properly and adequately addresses matters of interest to the Board. Mr. Killingstad conducts the actual Board meetings but up until the recent appointment of a Lead Director, the Chair of the Executive Committee conducted the Executive Committee of the Board, which consists of all non-management directors. The positions of the Lead Director and Chair of the Executive Committee are currently combined.

The Board appointed Stephen Shank as Lead Director in August 2009, recognizing that, as Chair of the Executive Committee, he had already essentially been performing this role. The Board's criterion for Lead Director is that he or she must be an independent director appointed by the Board. The role of the Lead Director is to provide independent leadership to the Board, act as a liaison between the non-management directors and the Company and ensure that the Board operates independently of management. The Lead Director is appointed for a one-year term, but the Board retains the right to remove or replace the Lead Director in its discretion. The person serving as Chair of the Executive Committee shall typically also be the Lead Director, unless the Board decides otherwise.

The principal responsibilities assigned to the Lead Director include:

- Chairing the Board in the absence of the CEO;
- Organizing and presiding over all executive sessions of the Board;
- Serving as liaison between the non-management members of the Board and the CEO;
- In concert with the CEO and other directors, setting and approving the agenda for Board meetings, including approval of schedules to assure sufficient time for discussion of all agenda items;
- In concert with the CEO and committee chairs, ensuring the appropriate flow of information to the Board and reviewing the adequacy and timing of documentary materials provided to the Board;
- Communicating to management as appropriate the results of private discussions among independent directors;
- Holding one-on-one discussions with individual directors where requested by the directors or the Board;
- Ensuring his or her availability for consultation and direct communication with major shareholders, if requested by such shareholders; and
- Carrying out other duties as requested by the Board.

The Board has chosen this leadership structure because it believes that it fosters good communication between management and the Board, provides strong independent leadership to oversee and challenge management and provides the optimal level of Board involvement in strategic decision making and risk oversight.

Board's Role in Risk Oversight

The Board takes an active role in risk oversight of the Company both as a full Board and through its Committees. The agendas for the Board and Committee meetings are specifically designed to include an assessment of opportunities and risks inherent in the Company's operations, strategies and compensation plans. The Board meets in executive session after each regularly scheduled Board meeting to, among other things, assess the quality of the meetings and to collect feedback for the Lead Director to present to the CEO and management. Such feedback includes any requests for specific information to assist the Board in carrying out its duties, including risk oversight. We believe that the process followed by our independent directors and led by our Lead Director provides an appropriate level of Board oversight of risk.

In addition, the Company conducts an annual enterprise-wide risk assessment. A formal report is delivered to the Audit Committee and to the Board each December. Risk assessment updates are provided at each regularly scheduled quarterly Board meeting and more frequently if requested by the Board or recommended by management. The objectives for the risk assessment process include (i) facilitating the New York Stock Exchange governance requirement that the Audit Committee discuss policies around risk assessment and risk management, (ii) developing a defined list of key risks to be shared with the Audit Committee, Board and senior management, (iii) determining whether there are risks that require additional or higher priority mitigation efforts, (iv) facilitating discussion of the risk factors to be included in Item 1A of our Annual Report on Form 10-K, and (v) guiding the development of the next year's audit plans.

In 2009, the risk assessment process was conducted by members of our outsourced internal auditor, along with members of an internal risk committee ("Risk Committee") consisting of senior level staff from the legal, finance and risk departments. Members of the Risk Committee and our internal auditor interviewed key department and functional leaders from all sections of the Company to identify and evaluate risks and the steps being taken to mitigate the risks. Any identified risks were prioritized based on the potential exposure to the business, measured as a function of severity of impact and likelihood of occurrence. The process included evaluating management's preparedness to respond to the risk if realized. The risk profiles and current and future mitigating actions were discussed and refined during subsequent discussions with senior management. A summary of the results of the risk assessment process and our risk mitigation activities was presented to the Audit Committee, provided to the full Board, and discussed by the Board in executive session. Management responded to Board requests for further information and additional mitigation plans.

Board Committees

As mentioned above, we have the four standing committees of the Board: Audit, Compensation, Governance and Executive. Membership on these committees is limited to independent directors. The Board has determined that each of our committee members is free of any relationship that would interfere with their exercise of independent judgment, and is an independent director within the meaning of the listing standards of the New York Stock Exchange and applicable Securities and Exchange Commission regulations, and if applicable, certain Internal Revenue Code provisions.

Audit Committee

The Audit Committee is comprised of David Mathieson (Chair), Jeffrey A. Balagna, Carol S. Eicher, Donal L. Mulligan, and David S. Wichmann.

The Board utilizes the listing standards of the New York Stock Exchange to determine whether the Audit Committee members possess the requisite financial literacy to serve on the Committee. The Board has determined that all Audit Committee members are financially literate and independent.

At least one member of the Audit Committee must have accounting or related financial management expertise as required by New York Stock Exchange rules. The Audit Committee endeavors to have at all times a member who qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission. Our Board has determined that Messrs. Mathieson, Mulligan and Wichmann satisfy the requirements of an "audit committee financial expert" and that their expertise has been acquired through training and relevant experience.

The Audit Committee operates under a written charter adopted by our Board, which was most recently amended on February 17, 2010. The Audit Committee is required to meet no less than four times throughout the year and in 2009 met on ten occasions.

The primary functions of the Audit Committee are to oversee:

- The integrity of our financial statements,
- Our compliance with legal and regulatory requirements,
- The independent registered public accounting firm's qualifications, independence and performance,
- The performance of our internal audit function,
- Our system of internal controls over financial reporting, and
- Our risk assessment and management policies.

Compensation Committee

The Compensation Committee for 2009 was comprised of Stephen G. Shank (Chair), William F. Austen, James T. Hale and Steven A. Sonnenberg. David S. Wichmann joined the Committee in February of 2010.

The Compensation Committee operates under a written charter adopted by the Board, which was most recently amended on February 17, 2010. The Compensation Committee is required to meet no less than two times throughout the year and in 2009 met on three occasions.

The primary functions of the Compensation Committee are to assist us in maximizing shareholder value by ensuring that executive officers are compensated in accordance with our philosophy, objectives and policies. Specifically, the Compensation Committee has established a total compensation policy that:

- Supports our overall strategy and objectives,
- Attracts and retains key executive officers,
- Links total compensation to financial performance and the attainment of strategic objectives,
- Provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value creation, and
- Discourages risk-taking behavior that would be likely to have a material adverse effect on our Company.

The Compensation Committee sets the compensation for our key executive officers and evaluates their compensation against performance goals and objectives. The Committee also recommends pay levels for non-management directors including retainers, fees, and benefits for vote by the full Board. Given the inherent conflict of directors setting their own pay levels, these recommendations are reviewed by third parties such as our human resources department and outside consultants.

<u>Use of Outside Compensation Consultants</u>

The Compensation Committee engages outside compensation consultants to assist it in the performance of its duties. In July of 2008, the Compensation Committee retained Hewitt Associates LLP ("Hewitt") to provide independent compensation consulting services with respect to 2009 executive compensation, bonus plans and other matters regarding the Company's executive compensation and equity plans as well as to study and make recommendations regarding non-management director compensation. The Committee also specifically requested that Hewitt (i) consider and make recommendations regarding the Company's comparator group based upon size and industry, (ii) propose a simplified market- and performance-based compensation program for 2009, and (iii) propose revised short-term and long-term incentive plans to better address the Company's strategic priorities. In August of 2009, the Committee retained Hewitt to advise it on 2010 executive and non-management director compensation including (i) making recommendations regarding the form and amounts of executive officer and non-management director compensation, (ii) providing market and performance data as a backdrop to the Committee's decisions regarding executive officer and non-management director compensation, and (iii) advising the Committee as to best practices and recent legal and regulatory considerations regarding executive officer and non-management director compensation.

Hewitt reports directly to the Compensation Committee and works collaboratively, as directed by the Chair of the Committee, with management. Hewitt's primary responsibilities include providing market data and interpretive information on executive compensation best practices and trends and background information for recommendations on compensation packages for the executive officers.

The Compensation Committee annually evaluates Hewitt's ability to provide independent advice and has concluded that Hewitt was independent with regard to the services it provided to the Committee in 2009 because (i) it reported directly to the Committee; (ii) the Committee could solicit advice and consultation without management's direct involvement; and (iii) the majority of the work performed by Hewitt in 2009 was work requested by the Committee. The Committee was aware of occasional work performed for management regarding general human resources projects but believes that such projects are immaterial and did not compromise Hewitt's independence. In 2009, such work on non-executive compensation matters resulted in fees of less than $120,000.

The Compensation Committee has established a process to limit potential conflicts of interest should management desire to seek advice from the Committee's retained outside compensation consultant for non-executive compensation matters. Specifically, the Committee determined that if management desires to use the consultant to provide any advice on non-executive compensation matters, the consultant shall contact the Chair and inform the Chair of such request for non-executive compensation services. The Committee delegated to the Chair the authority to make a decision as to whether the service is appropriate. The Chair is required to inform the Committee of any such request or approval granted no later than at the next scheduled meeting of the Compensation Committee. The outside consultant, no less than annually, must provide a summary to the Committee describing any non-executive compensation services provided to the Company.

Additional information about the role of the compensation consultant is set forth below under "Compensation Discussion and Analysis, Compensation Determination Process."

Governance Committee

The Governance Committee in 2009 was comprised of James T. Hale (Chair), William F. Austen, David Mathieson, Stephen G. Shank and Steven A. Sonnenberg. Carol S. Eicher joined the Committee in February of 2010.

The Governance Committee operates under a written charter adopted by our Board, which was most recently amended on February 18, 2004. The Governance Committee does not have a required number of meetings. In 2009, the Governance Committee met on three occasions.

The primary purpose of the Governance Committee is to:

- Assist the Board in identifying individuals qualified to become Board members,
- Determine the composition of the Board and its Committees,
- Lead the Board in its annual review of the Board's performance, and
- Develop and recommend to the Board our Corporate Governance Principles.

Executive Committee

The Executive Committee is comprised of Stephen G. Shank (Chair), William F. Austen, Jeffrey A. Balagna, Carol S. Eicher, James T. Hale, David Mathieson, Donal L. Mulligan, Steven A. Sonnenberg, and David S. Wichmann, constituting all of the independent, non-management directors. Mr. Shank, as Chair and Lead Director, presides at the Executive Committee meetings.

The Executive Committee operates under a written charter adopted by the Board which was most recently amended on February 18, 2004. The Executive Committee is to meet no less than four times throughout the year and in 2009 met on four occasions following regularly scheduled Board meetings, which constitute executive sessions.

The primary purpose of the Executive Committee is to review such matters and take such actions as are appropriate to be reviewed or taken by the non-management directors of the Board, including the annual review of the CEO's performance and the review and approval of our management succession plan.

Board and Committee Member Nominations, Appointments and Qualifications

Committee Appointments

Our Board appoints members of its Committees annually upon recommendation of the Governance Committee after taking into account the desires, experiences and expertise of individual directors, the recommendations of the CEO and the benefits of rotating Committee membership.

Director Nomination Process

The Governance Committee of the Board is responsible for recommending nominees for election to the Board. As required by our Corporate Governance Principles, this Committee is responsible for reviewing with our Board, on an annual basis, the requisite skills and characteristics of individual members. The Committee must also balance the composition of the Board as a whole with the needs of our Company. The Governance Committee reviews all director nominees and recommends to the Board those persons whose attributes it believes are most beneficial to our Company.

The Committee's assessment of each director nominee takes into consideration the needs of the Board, the ability to effectively represent the shareholders and stakeholders generally, as well as the following attributes:

- Experience
- Diversity
- Integrity
- Skills
- Competence
- Dedication

The Board does not have a policy with regard to the consideration of diversity in identifying director nominees; however, as indicated above, diversity is one of the factors that the Board takes into consideration when assessing director nominees. In that regard, the Board defines "diversity" broadly to include race, gender, national origin, functional experience, geographic representation and personal skills and attributes. The Board looks for candidates who have public company experience, have a history of demonstrating strong and ethical leadership, are sufficiently senior and adept at understanding and evaluating strategic and operational risks and have the expertise to create a well-rounded board. During the last five years, the Board has sought to identify, appoint and nominate for shareholder approval candidates with expertise in global expansion, global sales and marketing, mergers and acquisitions, manufacturing and operations, process improvement, financial expertise, and corporate governance.

The Committee also considers our Corporate Governance Principles, which include the following factors when considering director nominees:

- The size of the Board
- Directors with job changes
- Director terms
- Other board service
- Retirement
- Independence matters

Once a recommendation is made by the Governance Committee, it is reviewed by the full Board. In making its decision to nominate directors, the Board considers all of the above factors.

Director Qualifications

All of our directors meet the expectations described above and in addition, each has a particular area of expertise that is of value to the Company and has led to a well-rounded Board. The following describes the particular experience, qualifications, attributes or skills that led the Board to conclude that each of our directors should serve as a director of the Company.

- Mr. Austen brings a broad strategic perspective as one of the top leaders at Bemis Company where he serves as Vice President, Operations. He is a talented leader in global manufacturing and operations with experience in global mergers, acquisitions and business integration. This experience is relevant to our business due to our international operations and growth through acquisitions.
- Mr. Balagna has a history of demonstrated leadership in global operations, marketing and technology in his roles at Carlson Marketing Worldwide, Carlson Companies, Medtronic, Inc., and General Electric. His wide-ranging expertise and strong process improvement skills are particularly valuable as we seek to improve our underlying business processes and build a more scalable business model to support global expansion.
- Ms. Eicher brings a wealth of global manufacturing, operations and merger and acquisition experience from her senior leadership positions at The Dow Chemical Company, Rohm and Hass Company, Ashland Chemical Company and E.I. DuPont de Nemours and Company, Inc. In addition, she has led expansion efforts in developing countries and can provide insights as to the issues we may face as we expand our presence in Brazil, Russia, India, China, the Middle East and other developing countries.
- Mr. Hale, the former General Counsel and Executive Vice President of Target Corporation, has significant experience working with public company corporate governance and he continues to speak nationally on corporate governance. As part of his past legal experience in private practice and in-house at General Mills, Inc., and Target Corporation, he has also acquired significant experience with mergers and acquisitions, an important component of our growth strategy.
- Mr. Killingstad, our President and CEO, through his work with General Electric, PepsiCo, Inc. and The Pillsbury Company, as well as with the Company, has led global expansion and turnaround efforts and has developed expertise in the areas of product innovation, brand marketing and building strong leadership teams. He has also developed and grown start-up enterprises within a corporate environment, a skill that he is applying to our chemical-free business expansion.
- Mr. Mathieson, a Scottish native, brings global financial expertise from his role of Chief Financial Officer in RSC Holdings, Inc., and several multinational public companies, including Brady Corporation and Honeywell, Inc. In addition he has led global acquisition teams and implemented systematic processes to measure and enhance operational effectiveness, a skill set that has proved invaluable to us as we have cut costs and sought to make our internal operations more scalable.
- Mr. Mulligan, the most recent addition to the Board, is the Executive Vice President and Chief Financial Officer for General Mills, Inc. He was selected by the Board not only because of his financial expertise and his various senior financial and operations leadership positions at large multinational public companies, but because of his knowledge in developing, marketing and branding innovative products, which is particularly relevant to our business, which involves the regular introduction of new products to the market.
- Mr. Shank has a unique background and skills that qualify him not only to be on the Board, but to serve in the role of Lead Director. He was a corporate lawyer with Dorsey & Whitney, a well-recognized Minneapolis law firm, served as General Counsel and then became the CEO of Tonka

Corporation, and developed and took public one of the first successful accredited online universities, Capella Education Company. He has been CEO and Chair of Capella and recently retired, but will continue to serve on Capella's board. He is able to devote considerable attention to our Company matters and brings a visionary yet disciplined approach to our business.

- Mr. Sonnenberg is an expert in global sales, operations and expansion. His leadership roles with Emerson Electric Company and its various divisions have helped him acquire a specific expertise in process improvement, grounded in systems and metrics that are critical to successful, scalable growth and expansion, which applies directly to our recent process improvement and growth initiatives.
- Mr. Wichmann, who is new to the Board this year, was selected by the Board for his global financial and operations expertise. In addition to being a seasoned senior executive with the UnitedHealth Group, he has experience across multiple businesses through his early consulting practice with Arthur Anderson and as Chief Executive Officer of a company in the same business segment as our Company.

As noted above, the Governance Committee and the Board appointed two new directors in 2009, Mr. Mulligan and Mr. Wichmann. The Board specifically sought candidates with global and strategic financial expertise who could serve on our Audit Committee and sought individuals with a reputation for effective and ethical leadership, as well as an understanding of strategic risk. Although the Board has previously retained search firms to assist in the identification of candidates, this year it used an internally developed search process led by the Governance Committee to support the Company's commitment to reducing expenses given the state of the economy in 2009. The process included research into chief financial officers and other senior management with financial and leadership expertise at Minnesota public companies, a review of the results, and interviews of potential candidates. Mr. Mulligan and Mr. Wichmann, both of whom were identified by non-management directors, were selected and nominated because they met the above criteria and brought the specific expertise described above.

Shareholder Nominations

The Governance Committee will consider director candidates recommended by shareholders. Shareholder recommendations must be accompanied by a sufficiently detailed description of the candidate's background and qualifications. The Committee will evaluate the candidate using the same aforementioned criteria. To recommend a qualified candidate, shareholders should write to the Chair of the Governance Committee at our principal executive office listed on page 3.

If a shareholder wishes to nominate a director other than a person nominated by the Board of Directors, under our Restated Articles of Incorporation a shareholder of record must submit to our secretary a written request that a person's name be placed in nomination. This request must be received not less than 75 days prior to the date fixed for the meeting, along with the written consent of the proposed nominee to serve as a director.

Communication with the Board of Directors

All interested parties, including shareholders, may communicate with the independent members of the Board by writing to the Lead Director at:

ATTN: General Counsel, Mail Drop #29
Tennant Company
701 North Lilac Drive
P. O. Box 1452
Minneapolis, MN 55440-1452

All of the communications will be delivered to the General Counsel who will forward communications to the appropriate member(s) of the Board to address the matter.

Committee Charters and Other Governance Documents

All four Committee Charters, as well as other governance documents including our Corporate Principles and Business Ethics Guide, are available online by following these instructions:

- Go to our website at www.tennantco.com
- Click on "Investor Relations"
- Click on "Corporate Governance"

Director Compensation for 2009

Non-management directors are compensated with an annual cash retainer of $30,000, meeting fees of $1,000 per meeting, and annual grants of 1,500 shares of restricted stock and 2,000 stock options. Committee chairs receive an additional cash stipend of $5,000, except for the Audit Committee chair, who receives a $10,000 stipend. Fees earned may be paid in cash or elected to be deferred under the Tennant Company Executive Non-Qualified Deferred Compensation Plan. For additional information on this plan, see the Non-Qualified Deferred Compensation discussion under "Compensation Discussion and Analysis, Compensation Elements, Other Plans, Agreements and Special Payments, Non-Qualified Deferred Compensation."

With the exception of meeting fees, all other compensation paid to our directors who joined the Board between annual shareholder meetings is pro-rated for partial years of Board service. All directors operate under this compensation arrangement. Each Board Year commences on the date of the annual meeting of shareholders in such year.

This non-management director compensation package is reviewed periodically by the Compensation Committee and the Board using external data derived from the outside compensation consultant's review of proxy and survey data from the same sources as used in the executive compensation determination process. See, "Compensation Discussion and Analysis, Compensation Determination Process." The Board elected to maintain the above-described compensation package for the Board years commencing with the 2008 and 2009 annual shareholder meetings.

The Board adopted a stock ownership goal for non-management directors of five times their annual cash retainer paid by the Company, to be attained within five years from the date of election to the Board. Progress toward these ownership grants is measured once each year at the time of the February Board meeting. Ownership levels are calculated using the estimated after-tax value of restricted and unrestricted shares and the potential gains from vested and unvested options, as of the close of market on December 31 of the year immediately preceding the year of calculation. Directors who have served on our Board for five years or more have achieved their goals. Newer Board members are on pace for achieving their ownership targets within the five-year period.

The table below summarizes compensation paid to non-management directors for fiscal 2009:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(4)	Stock Awards ($)(5)(6)	Option Awards ($)(5)(6)	Total ($)
William F. Austen	41,000	29,310	10,283	80,593
Jeffrey A. Balagna	43,000	29,310	10,283	82,593
Carol S. Eicher	44,000	29,310	10,283	83,593
James T. Hale	55,000	29,310	10,283	94,593
David Mathieson	59,000	29,310	10,283	98,593
Donal L. Mulligan(1)	11,932	—	—	11,932
Edwin L. Russell(2)	4,000	—	—	4,000
Stephen G. Shank	47,000	29,310	10,283	86,593
Steven A. Sonnenberg	40,000	29,310	10,283	79,593
David S.Wichmann(3)	25,769	27,492	12,843	66,104

(1) Mr. Mulligan was appointed to the Board on December 16, 2009. The amount of Mr. Mulligan's annual cash retainer for 2009 was prorated to account for his partial year of service. His stock option and restricted stock awards will also be prorated but pursuant to the terms of our equity award approval policy, could not be granted until February 26, 2010, the date that the blackout period for trading ended pursuant to our insider trading policy.

(2) Mr. Russell's term on the Board expired on April 29, 2009. The fees earned represent Mr. Russell's meeting attendance in the first quarter of 2009.

(3) Mr. Wichmann was appointed to the Board on August 19, 2009. The amount of Mr. Wichmann's annual cash retainer and stock option and restricted stock awards for 2009 were prorated to account for his partial year of service.

(4) Includes annual retainer and meeting fees paid in cash as well as deferred.

(5) The valuation of stock and option awards is calculated using the aggregate grant date fair value, computed in accordance with FASB ACS Topic 718. Note 15 – "Stock Based Compensation," for a description of the assumptions used in such valuation.

(6) The following table shows the aggregate number of stock awards and option awards held by each person who served as a non-management director during 2009, as of December 31, 2009:

STOCK AND OPTION AWARDS

Name	Outstanding Shares (#)	Outstanding Options (#)
William F. Austen	4,829	6,438
Jeffrey A. Balagna	7,932	12,000
Carol S. Eicher	2,548	3,397
James T. Hale	12,776	22,000
David Mathieson	5,260	7,014
Donal L. Mulligan	—	—
Edwin L. Russell	6,899	7,334
Stephen G. Shank	13,432	23,800
Steven A. Sonnenberg	6,742	9,484
David S. Wichmann	1,039	1,385

Director Compensation for 2010

Based on a review of external data presented by Hewitt showing that the compensation of the non-management directors of the Company was below that of our comparator group, at its meeting on February 17, 2010, the Board approved several changes to the non-management director compensation package. For the Board Year commencing with the 2010 annual shareholders' meeting, the Compensation Committee recommended and the Board approved the following: (i) an annual $10,000 cash stipend be paid to the Lead Director/Chair of the Executive Committee; (ii) an increase in the annual retainer from $30,000 to $40,000; (iii) an increase in the meeting fees from $1,000 per meeting to $1,500 per meeting; (iv) an annual grant of restricted shares with a fair market value of $30,000 as of the grant date; and (v) an annual grant of stock options with a fair market value of $30,000 as of the grant date. The annual $10,000 cash stipend to the Audit Chair and the annual $5,000 cash stipend to the Chairs of the Governance and Compensation Committees remained unchanged from 2009.

ITEM 1 – ELECTION OF DIRECTORS

Our Restated Articles of Incorporation state that directors are elected for staggered three-year terms, with approximately one-third of the directors elected each year.

At the Annual Meeting, three directors are to be elected. If elected, each will serve a three-year term to expire at the time of the Annual Meeting in 2013 and, in each case, until their successors are elected and have qualified. Each nominee has expressed his willingness to serve. In the event that any of the nominees is not a candidate at the Annual Meeting, it is the intention of the named Proxies on the enclosed Proxy Card to vote in favor of the remaining named nominees and to vote for a substitute nominee selected by the Governance Committee.

Our Board upon recommendation of the Governance Committee, has designated William F. Austen, James T. Hale and H. Chris Killingstad as nominees for election at the 2010 Annual Meeting to serve a three-year term expiring in 2013.

Our Board of Directors, upon recommendation of the Governance Committee, recommends a vote FOR each of the director nominees.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

Fees Paid to Independent Registered Public Accounting Firm

The following table represents fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements and fees billed for tax services rendered by KPMG for the years ended December 31, 2009, and 2008:

Description of Fees	2009 Amount	2008 Amount
Audit Fees[1]	$ 1,381,000	$ 979,000
Audit-Related Fees[2]	26,000	44,000
Tax Fees[3]	319,000	234,000
Total	$ 1,726,000	$ 1,257,000

(1) Audit Fees for 2009 and 2008 include professional services rendered in connection with the audit of our consolidated financial statements, including quarterly reviews, statutory audits of certain of our international subsidiaries and the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) 2009 Audit-Related Fees consisted primarily of procedures related to review of our Form S-3 and SEC comment letter. 2008 Audit-Related Fees consisted primarily of accounting consultations in connection with acquisitions.

(3) Tax Fees for 2009 and 2008 consisted primarily of international expatriate tax services and international tax compliance and consulting services.

The Audit Committee has adopted a Pre-Approval Policy for Non-Audit Services, which appears on our website as an exhibit to the Audit Committee charter. All services were performed in compliance with the Pre-Approval Policy. The Audit Committee has determined that the provision of the above non-audit services was compatible with maintaining the independence of our independent registered public accounting firm.

Audit Committee Report

The Audit Committee's meetings are designed to facilitate and encourage private communication between the Committee and our independent registered public accounting firm, KPMG. In addition, the Committee complied with its charter responsibilities and reviewed and discussed the audited consolidated financial statements with management. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by the FASB Accounting Standards Codification relating to Auditor's Communication With Those Charged With Governance.

Our independent registered public accounting firm also provided to the Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding independence, and the Committee discussed with the independent registered public accounting firm the firm's independence.

Based upon the Committee's discussion with management and the independent registered public accounting firm and the Committee's review of audited consolidated financial statements and the report of the independent registered public accounting firm to the Committee, the Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

Members of the Audit Committee

David Mathieson (Chair) Jeffrey A. Balagna Carol S. Eicher
Donal L. Mulligan David S. Wichmann

ITEM 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, the shareholders will vote on the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2010.

KPMG is an independent registered public accounting firm that has audited our accounts annually since 1954. We have been advised that a representative of the firm will attend the Annual Meeting. The representative will be available to respond to appropriate questions and will be given the opportunity to make a statement if the firm so desires.

Our Board of Directors, upon recommendation of the Audit Committee, recommends a vote FOR ratification of KPMG LLP as our independent registered public accounting firm.

EXECUTIVE COMPENSATION INFORMATION

Compensation Discussion and Analysis

Overview

The Compensation Committee of our Board (the "Committee") administers and makes decisions regarding our executive compensation and benefit programs. The following discussion should be read in conjunction with the Summary Compensation Table and related tables and footnote disclosure setting forth the compensation of our CEO and other executive officers named in the Summary Compensation Table (the "Named Executives").

As a result of the economic conditions at the start of 2009, the Committee decided, taking into account the recommendation of management, that in 2009 there would be no increase of the base salaries for our executive officers, including our Named Executives. Our executive officers received no incentive payments in 2009 from either the 2008 Short-Term Incentive Plan ("STIP") or the 2006-2008 Long-Term Incentive Plan ("LTIP") because the global economic downturn in 2008 resulted in no year-over-year Economic Profit ("EP") improvement. No incentive payments were earned under the 2007-2009 LTIP for the same reason, and we anticipate that the 2008-2010 LTIP will also be negatively impacted by our 2008 performance. For a detailed description of the STIP, LTIP and definition of EP, see the Short-Term Incentive Plans and Long-Term Incentive Plans sections under "Compensation Elements."

In early 2009, the Committee approved new performance metrics for the 2009 STIP, reflecting the then current economic conditions and a desire to focus management incentives on improving the Company's operating profit ("OP") and operating cash flow ("OCF"). The design of the 2009 LTIP focused on stock appreciation for the 2009-2011 fiscal years and consisted of a mix of stock options, restricted stock units payable in cash and restricted stock. For more details, see the Short-Term Incentive Plans and Long-Term Incentive Plans sections under "Compensation Elements."

For 2009, with respect to the STIP, the Company's OP goal was $10,900,000 (weighted 70%) and its OCF goal was $23,100,000 (weighted 30%). Achieving these goals would have entitled the executive officers to earn 75% of their target payout. The Company exceeded these goals resulting in a payout of 135-140% of the Named Executives' target bonus. Additional information on the 2009 STIP payout and calculation is discussed in the 2009 STIP section under "Short-Term Incentive Plans."

For 2010, the Committee used the same basic plan design as implemented in 2009 with the following changes. The OCF metric used in the 2009 STIP was replaced by a working capital metric. The 2010-2012 LTIP was revised to replace the time-based Restricted Stock Units ("RSUs") with performance-based RSUs that are paid in cash at the end of the three years if the performance target is achieved. The performance target used for the 2010-2012 RSUs is a return on invested capital ("ROIC") relative to internal and peer group performance metrics. Additional information on the 2010 STIP design is discussed in the 2010 STIP section under "Short-Term Incentive Plans." Additional information on the 2010 LTIP design is discussed in the 2010 LTIP section under "Long-Term Incentive Plans."

Compensation Objectives

Our overall objective is to align executive compensation with the short- and long-term goals of our Company and our shareholders. In addition, we seek to offer a program that provides a comprehensive compensation package that is competitive with those of similarly-sized U.S. durable goods manufacturing companies. Our compensation programs take into account that an executive's actual compensation level may be greater or less than average competitive levels based on our annual and long-term financial performance against pre-established goals, the individual's performance against financial goals, and the individual's scope of responsibilities.

Specifically, our compensation programs are designed to:

- Create a relationship between pay and performance by providing a strong link between our short- and long-term business goals and executive compensation,
- Attract and retain high-caliber key executive officers who can create long-term financial success for our Company and enhance shareholder return,
- Motivate executive officers to achieve our goals by placing a significant portion of pay at risk,
- Align the interests of executive officers with those of our shareholders by providing a significant portion of compensation in stock-based awards, and
- Discourage risk-taking behavior that would be likely to have a material adverse effect on our Company.

Compensation Determination Process

The Committee typically meets two to three times a year to consider various aspects of executive and non-management director compensation. Among other things, it decides how to allocate executive compensation between base salary, short-term and long-term variable pay, and equity awards (together, "Total Compensation"), and also determines the target level of Total Compensation for each executive. The Committee seeks to set Total Compensation and the allocation between each element so that it is consistent with our compensation objectives.

When setting the executive officers' Total Compensation, the Committee considers both internal and external data. It receives information from our human resources department and the CEO regarding (i) each executive officer's performance, tenure, experience, management capabilities and contributions to our operations, and (ii) the tactical and strategic value to us of specific skill sets of certain key executives. The Compensation Committee and the Executive Committee also obtain detailed information about the performance of the CEO from the human resources and finance departments, the CEO and Hewitt. The Committee receives external reference data, primarily in the form of competitive market data, from its outside compensation consultant. Since 2008, the Committee has used Hewitt to provide such external market information. See discussion regarding "Use of Outside Compensation Consultants" under the "Compensation Committee" description. For 2009 and 2010, the Committee reviewed competitive market data drawn from the proxy data of the comparator group identified below, the survey data from the Hewitt Total Compensation Measurement™ database ("Survey Data"), and Hewitt's analysis of the collected data.

Comparator Group

The comparator group used for benchmarking 2009 Total Compensation for the Named Executives and for our non-management director compensation is comprised of companies that (i) have annual revenues in line with ours, (ii) have a global presence, (iii) are in the same general industry as us, and (iv) are contained in Hewitt's proprietary survey database, thereby giving the Committee access to detailed compensation and plan design information.

The 22 companies that make up our current comparator group are:

Ameron International
Chart Industries, Inc.
Circor International, Inc.
Donaldson Company, Inc.
Esco Technologies, Inc.
Federal Signal Corporation
H.B. Fuller Company
Graco, Inc.
Johnson Outdoors, Inc.
Kaydon Corporation
Milacron, Inc.
Mueller Water Products, Inc.
Nordson Corporation
Omnova Solutions, Inc.
Polaris Industries, Inc.
Robbins & Myers, Inc.
Sauer-Danfoss, Inc.
Thermadyne Holdings Corporation
Treadgear Corporation
Trimas Corporation
Valmont Industries, Inc.
Zep, Inc.

Setting Compensation Levels

For 2009, the Committee used the external reference data described above to benchmark the positions of all of the Named Executives. This reference data is one of the many factors considered by the Committee and provides a contextual backdrop for the Committee's deliberations. Management uses the reference data to provide an estimate of the range of possible Total Compensation for an executive with similar duties at a company similar to us in size, scope and complexity.

As previously described, our compensation programs also take into account that an executive's actual compensation level may be higher or lower than a market-based target for Total Compensation based on our annual and long-term financial performance against pre-established goals, the individual's performance against financial goals, and the individual's scope of responsibilities. Internal data regarding areas of responsibility, strategic contributions and performance are key drivers in setting Total

Compensation for our Named Executives. The Committee compares each Named Executive's experience and responsibilities to determine a relative ranking among the Named Executives, in an effort to create internal pay equity.

For 2009, the Committee established target Total Compensation for the individual Named Executives based on the relevant internal and external data and the above-described factors. The Committee generally placed our Named Executives into four tiers for Total Compensation. The most highly paid Named Executive was our President and Chief Executive Officer, Chris Killingstad, due to his key role in setting the strategic direction of the Company and driving the Company's overall performance. The Committee's intent was that the next most highly paid Named Executive be our Chief Financial Officer, Tom Paulson, due in large part to the fact that Mr. Paulson has a broader role than a typical CFO and in fact performs many of the functions of a typical chief operating officer, including overseeing our information technologies group. The Vice President of International, Karel Huijser, and Vice President of Global Operations, Don Westman, comprised the third tier; and our Vice President of Administration, Thomas Dybsky, was in the fourth tier for Total Compensation. Despite the intended tiering described above, Mr. Huijser's Total Compensation is above that of many of the Named Executives due to the fact that (i) he receives perquisites not paid to other officers because of the different compensation package structures common for a person in his position based in Europe, and (ii) he is paid in Euros and his relative position in terms of U.S. dollars is affected by fluctuations in the value of the Euro.

As part of the process in setting Total Compensation each year, the Committee also determines the relative mix for each Named Executive between fixed compensation and variable compensation, keeping in mind our compensation objectives. The Committee has increased the relative proportion of each executive officer's variable compensation over the past several years in an effort to increase the amount of the executive officer's Total Compensation at risk. This reflects the Committee's belief that as an executive officer's scope and level within the organization increases so does their ability to impact our financial results and increase shareholder value. With this in mind for 2009, Mr. Killingstad's target Total Compensation was allocated approximately 68% to variable compensation and 32% to fixed compensation, and Mr. Paulson's target Total Compensation was allocated 50% to each component. For each of the other Named Executives their Total Compensation was allocated approximately 45% to variable compensation and 55% to fixed compensation.

Role of the Committee and the Executive Officers in the Compensation Process

The Committee ensures that our executive compensation and benefit programs are consistent with our compensation philosophy and other corporate goals and makes decisions regarding our Named Executives' compensation and, subject to final approval from the Executive Committee, our CEO's compensation. It is responsible for approving the Named Executives' Total Compensation and analyzing other benefits and perquisites for executive officers.

The Committee conducts a comprehensive review of Named Executive compensation in February of each year. The Committee deliberates in executive session to determine the level of Total Compensation for the CEO to be recommended to the Board. The Executive Committee of the Board completes an annual performance evaluation on Mr. Killingstad in February of each year and reviews other internal performance evaluations, a competitive market analysis and information provided by Hewitt and by our human resources staff which includes our Vice President, Administration. For the other Named Executives, the Committee takes into consideration the recommendations of the CEO, based on Company and individual performance evaluations, competitive market data and feedback provided by Hewitt and by our Vice President, Administration.

Compensation Elements

We seek to achieve our compensation objectives using the following elements of compensation:

Annual Compensation

Base Salary

On an annual basis, the Committee determines base salaries for executive officers including the Named Executives. We use base salaries to provide competitive compensation to attract and retain talented executive officers. The Committee considers the following factors in setting annual base salaries:

- The individual's experience and scope of responsibility,
- The individual's level of performance,
- Any promotions or increases in responsibility, and
- Competitive salaries within the market, drawing on data from our compensation survey analysis and our comparator group.

For 2009, at the request of management and in response to the current global economic downturn, the Committee awarded no increases in annual base salary for the executive officers including the Named Executives. The decision not to increase base salaries was solely based on economic conditions and did not reflect a decision that the executive officers did not merit an increase based on market data or other factors.

For 2010, the Committee approved 3% raises to all the Named Executives, effective April 1, 2010. These raises are subject to being delayed should the Company postpone the reinstitution of merit increases for non-executive employees past April 1, 2010.

Short-Term Incentive Plans

2009 STIP

Bonus awards under the STIP are paid in cash and dependent on achievement of annual performance goals established by the Committee for the Company or the relevant business line. Our 2009 STIP used Operating Profit ("OP") (weighted 70%) and Operating Cash Flow ("OCF") (weighted 30%) to evaluate the Company's annual financial performance. OP is determined by measuring gross sales minus operating expenses, which includes the cost of sales and selling and administration expenses. OCF is determined by calculating earnings before interest (with depreciation and amortization included) minus taxes. The Committee selected these metrics because they (i) balance growth and continued operational improvement, (ii) directly measure results that would be impacted by strong performance of management, and (iii) are broadly used by other companies, easily understood by investors and reflect compensation-setting best practices. With respect to our STIP, the Committee has authority to interpret the plan and adjust the metrics and take other actions in its sole discretion to assure that the plan operates consistently with the Committee's goals, so long as its actions do not cause awards under the plan to fail to qualify as performance-based compensation.

Target bonus levels under the 2009 STIP were set as a percentage of a Named Executive's base salary. For 2009, the Named Executive's target STIP percentages were increased reflecting the Committee's attempt to bring the Named Executive's Total Compensation closer to the median of the external reference data. The Named Executive's target bonus levels were increased as follows: our CEO's target was increased from 85% to 115% of annual base salary; our Vice President, Chief Financial Officer's target was increased from 50% to 60% of annual base salary; our Vice President, Global Operations and our Vice President, International were increased from 45% to 50% of annual base salary; and our Vice President, Administration was increased from 40% to 45% of annual base salary. All Named Executives, except the Vice President, International, remained below the median for short-term incentive compensation after this change. The target bonus levels for the Named Executives vary for the reasons discussed in the "Setting Compensation Levels" section under "Compensation Determination Process."

Generally, the STIP target payout for the executive officers is based 100% on the financial performance of the Company as a whole; however, for Mr. Huijser, 70% of his 2009 target bonus was tied to financial results of the Company as a whole and 30% of his 2009 target bonus was tied to the financial results of the international business.

The 2009 STIP provided that bonus payments could exceed the targeted level, but could not exceed a payment of $2,000,000 per executive officer, the cap provided in our shareholder-approved 2009 short-term incentive plan. Additionally, the 2009 bonus payments to executive officers did not take individual performance goals into account, reflecting the Committee's desire to place more of the executive officers' pay at risk based on Company performance.

The 2009 Company OP goal was $10,900,000 and the Company OCF goal was $23,100,000. The performance metrics for the international business generally required a proportionate level of performance by that unit substantially similar to that of the Company as a whole in order to achieve the target payout. The Named Executives would have earned 75% of their target bonus if the Company met these goals.

In 2009, our Company results exceeded our goals, resulting in the Compensation Committee approving a payout of 140% of each Named Executive's target bonus level, except Mr. Huijser, who received a 135% payout against his target bonus level. The 2009 Company OP results were $18,867,041 and the OCF results were $75,184,833. The international line of business also exceeded its OP and OCF goals and Mr. Huijser received a payout of 135% of his target bonus. In connection with these awards, the Committee exercised its discretionary authority to (i) cap the portion of the award attributable to OCF to a 200% payout, rather than the actual results of 297%, and (ii) exclude certain tax refunds in the amount of $9,000,000 from the OCF calculation.

Outlined below is an example of how the STIP payment is calculated using the Committee-approved levels of 2009 Company OP and OCF achieved for an employee whose base salary is $300,000, target bonus award is 50% of base salary and whose payout is based solely on the performance of the Company:

OP = Base Salary x STIP Incentive Opportunity at Target x OP% Achieved x OP Weighting (as a % of Incentive Opportunity)

OP = $300,000 x 50% x 114% x 70% = $119,700

OCF = Base Salary x STIP Incentive Opportunity at Target x OCF% Achieved x OCF Weighting (as a % of Incentive Opportunity).

OCF = $300,000 x 50% x 200% x 30% = $90,000

Total STIP Payout = $119,700 (OP Total) + $90,000 (OCF Total) = $209,700

2010 STIP

For 2010, the Committee used the same basic plan design as implemented in 2009 with the following changes. The OCF metric for the 2010 STIP was by replaced by a working capital metric which is calculated by taking the 12-month average of: (Accounts Receivable + FIFO Inventory – Accounts Payable)/12 Months of Net Sales. In addition, the total percentage payout under the 2010 STIP is capped at 300%.

Perquisites

In 2009, the Committee decided to provide the Named Executives with a cash payment to cover perquisites. The amount of the cash payment for the Named Executives ranges from $12,000 to $25,000. Please see the Summary Compensation Table for specifics.

In geographies where prevailing market practices provide, some executive officers may receive use of a Company automobile and other benefits. In 2009, Mr. Huijser, a citizen of The Netherlands, was the only Named Executive to receive a Company automobile and educational allowance for his children. See the Summary Compensation Table for specifics.

Special One-Time Payments

From time to time, as recommended by the Committee, the Board approves special one-time payments in the form of either hiring bonuses or performance recognition bonuses to reward executive officers for success in achieving special, one-time projects. No discretionary payments were awarded to Named Executives for 2009.

Long-Term Compensation

We believe that enabling our executive officers to develop and maintain a significant long-term ownership in the Company through our stock-based plans aligns the interests of our executive officers with our shareholders' interests by creating a close link between executive pay and shareholder return.

We offer several ways in which executive officers receive and maintain ownership of Company stock. Stock-based awards have typically been made available under our long-term incentive plans and restricted stock programs. The awards made under these plans are settled in shares from our shareholder-approved equity compensation plans.

Long-Term Incentive Plans

Prior to 2009

Prior to 2009, our LTIP was a rolling three-year program designed to provide executive officers with a direct financial incentive that paid 70% in common stock and 30% in cash upon achievement of our three-year EP improvement goals. Target awards and performance goals for each new three-year program were set annually, resulting in three plans running concurrently. EP was defined as our net operating profit after taxes less a charge for net assets, used in the business. The primary factors that affect EP include net sales less cost of sales, research & development expense and selling and administration expense, tax rates, and a capital charge on net assets (including assets and liabilities such as inventories, receivables, property, plan and equipment, accounts payable and accrued expenses.)

- EP improvement goals took several factors into account. Among other things, we considered (i) the financial goals of the annual operating and long-range strategic plans, both of which were set by management and reviewed and approved by the Board, (ii) analyst and First Call estimates for our earnings per share growth and comparable estimates for our compensation comparator group, and (iii) the cost of capital to run our Company.
- Target award levels were established using competitive data from the Towers Perrin compensation survey analysis (our former compensation consultant) and our comparator group.
- Actual award levels were based on performance and ranged from 0 to 200% of the target incentive.

The Committee reserved the right to approve adjustments to our strategic goals for those situations where we made a significant investment in our business that may decrease our short-term financial performance but was believed would yield significant returns over time. Examples of potential adjustments, which the Committee could make in its discretion, included acquisitions, establishing new manufacturing plants, significant plant rationalizations, material one-time discrete tax adjustments and restructurings. When we make these adjustments, the investment is included in our capital base on a going forward basis and therefore raises our performance requirement in future years.

For the 2007 LTIP awards, performance was based on our EP improvement goals for the fiscal years from 2007 through 2009. A negative EP change over the three-year period of 2007-2009 would yield no payout based on financial performance. The results for this three-year period were a negative EP change of approximately $25,900,000, resulting in no payout to plan participants.

For the 2008 LTIP awards, performance was based on our EP improvement goals for the fiscal years from 2008 through 2010.

- Negative EP change over the three-year period (2008-2010) would yield no payout based on financial performance. A positive EP improvement of $13.0 million is required for a payout at 100% of target, and a positive EP improvement of $26.0 million is required for a payout at 200% of target based on financial performance. All other amounts will be interpolated. As a result of the financial results of 2008 and 2009, we anticipate that the EP for this period will be negative and that no payouts will be made under the 2008-2010 LTIP.

The target LTIP awards for our Named Executives are set as a percentage of base salary. The CEO's target was set at 135% of his base salary for each of the 2007 and 2008 LTIP awards. For reasons discussed under the "Setting Compensation Levels" section under "Compensation Determination Process," the target percentages for the Named Executives vary. The target LTIP awards for Messrs. Paulson, Westman and Huijser were set at 60% of base salary in 2007. For 2008 Mr. Paulson's target was increased to 70% of his base salary to reflect increasing responsibilities and to bring his overall compensation closer to median and Messrs. Westman's and Huijser's targets remained unchanged. Mr. Dybsky had a target set at 50% of base salary for each of 2007 and 2008.

The Committee reserves the right to exercise discretion to adjust the amount of, or eliminate, an LTIP award that otherwise would be payable. Such determinations, except in the case of the LTIP award for the CEO, are made after considering the recommendations of the CEO. The Executive Committee makes decisions regarding the CEO. The Committee may also impose additional performance measures or modify performance measures applicable to participants except in the case where the action would result in the loss of an otherwise available exemption under §162(m) of the Internal Revenue Code, if it determines that the performance measures have become unsuitable as a result of certain events.

2009 LTIP

For 2009, taking into account the impact of the 2008–2009 global economic downturn on the Company's share price, the Committee redesigned the LTIP consistent with its desire to align the interests of executive officers with those of our shareholders by providing a significant portion of Total Compensation in equity-based awards. Another consideration in designing the 2009-2011 LTIP in this manner was the perceived inability to forecast a meaningful and appropriate three-year set of performance metrics given the state of the global economy. The 2009 LTIP for executive officers consists of three equity-based components: (i) non-qualified stock options (65%), (ii) restricted stock units ("RSUs") (20%), and (iii) restricted shares (15%). Stock options have a ten-year term and vest ratably over three years. The RSUs will be paid out in cash at the end of the three-year plan period. The restricted stock cliff vests after three years.

The target 2009 LTIP awards for our Named Executives continued to be set as a percentage of the Named Executives' base salary and the percentages were increased to reflect that their Total Compensation was below median. Our CEO's target was 385% of annual base salary; our Vice President, Chief Financial Officer's target was 155% of annual base salary; our Vice President,

Global Operations and our Vice President, International were set at 130% of annual base salary; and our Vice President, Administration was 120% of annual base salary.

The number of stock options granted to each Named Executive was calculated as follows: the Named Executives' total target bonus in dollars, multiplied by 65% (the allocation of the 2009 LTIP to options), divided by the Black Scholes valuation, divided by the average price of the Company's stock from October 1, 2009 – January 8, 2010, which was $22.99. The Company, in consultation with Hewitt, chose to use an average stock price rather than the market price at the time of grant because the Company's stock price was abnormally low due to economic conditions. Using the stock price at the date of grant would have resulted in an excessive number of shares being granted. This calculation resulted in 209,251 non-qualified stock options being granted to the CEO, and an average of 40,745 non-qualified stock options for all other Named Executives.

The number of RSUs and restricted shares granted to each of the Named Executives was calculated by multiplying the Named Executives' total target bonus in dollars by the percentage of the 2009 LTIP award allocated to RSUs or restricted shares (20% and 15%, respectively) and dividing that by $22.99. RSUs granted under the 2009 LTIP were 19,430 for the CEO, and an average of 3,783 for all other Named Executives. Restricted shares granted were 14,573 for the CEO and an average of 2,838 for all other Named Executives.

For specific grants to the Named Executives, see the Summary Compensation Table and the table relating to Grants of Plan-Based Awards in 2009. For an explanation of why the grant size varied by Named Executive, see above section "Setting Compensation Levels."

2010 LTIP

For 2010, the LTIP design will continue to consist of three equity-based components: (i) non-qualified stock options (65%), (ii) new performance-based RSUs (20%), and (iii) restricted shares (15%). The performance-based RSUs are to be paid in cash at the end of the three years if the performance target is achieved. The performance target used for the 2010-2012 RSUs is an ROIC metric relative to internal and peer group performance metrics. The executive officers will be eligible to receive 0-200% of their performance-based RSU target. ROIC is defined as: Operating Profit/ (Total Assets – Cash – Short Term Investments) – (Long-Term Liabilities – Debt).

Equity Awards

In conjunction with our annual and long-term compensation programs, as well as in other limited circumstances, we provide restricted stock, stock option awards, deferred stock units, restricted stock units, and performance shares. The purpose of these awards is typically to attract new executive officers, to reward achievement of specific, pre-defined goals, or to align executive officers with shareholders' interest by providing a portion of compensation in equity.

- **Restricted Stock Awards** generally have time-based restrictions, lapsing after one to three years.
- **Stock Option Awards** generally have a 10-year term and a graded three-year vesting schedule. Options granted prior to 2005 had, for certain participants, a one-time reload option upon exercise during the term. This feature, when triggered by an executive officer's exercise of the original grant, results in a new stock option grant with the same terms and conditions of the grant being exercised but with an exercise price tied to the exercise date. We have not granted options with reload features since March 1, 2004, and do not plan to grant options with reload features in the future.
- **Deferred Stock Units** are awarded to participants who elect to defer a portion or all of their STIP or LTIP awards. For participants who elect this option for all or a portion of their 2009 STIP, the deferred portion is converted into deferred stock units having a fair market value as of the date of conversion of 120% of the amount deferred. These stock units are paid 70% in stock and 30% in cash and any accrued dividends are paid in cash, three years following the year in which the award was earned. A participant, who

terminates prior to such date for reasons other than death, disability, or retirement, receives only the base number of units (equal to 100% of the amount deferred on the date of conversion) in stock and cash and any accrued dividends. A participant, who terminates prior to such date for death, disability, or retirement, receives the base number of units and a pro-rata portion of the 20% premium units and any accrued dividends. Participants who elect to defer all or a portion of their LTIP may elect to have their funds converted into deferred stock units having a fair market value as of the date of the conversion. LTIP deferrals do not receive the 20% premium that is awarded with respect to STIP deferrals. Deferrals of the cash portion of an LTIP award will be paid in cash and deferrals of the equity portion of an LTIP award will be paid in stock, but otherwise the deferrals have the same features as described above.

- **Restricted Stock Units** were awarded as part of the 2009 LTIP and will be paid, if earned, in cash at the end of the three-year vesting period. The restricted stock units are valued at the fair market value on the date of the grant and are paid out at the fair market value at the time the units vest. Restricted stock units under the 2010 LTIP are performance based and will be paid in cash at the end of the three year period based on our performance against the return on invested capital metrics relative to internal and peer group performance set by the Committee at the start of the three-year period. There is a 200% cap on a performance-based RSU award payment.

Other Plans, Agreements and Special Payments

Executive officers may also receive payments through various other agreements and plans or in the event of special circumstances. These agreements and plans are typically required in the competitive environment to attract and retain talent.

Retirement Plans

The Named Executives are generally eligible to participate in the pension and welfare benefit programs that we sponsor, including the following qualified retirement plans:

Tennant Company Profit Sharing and Employee Stock Ownership Plan ("Profit Sharing Plan"). This plan is available to all eligible employees, as defined by the plan, and allows for pre-tax elective deferrals and a Company matching contribution of up to 3% of eligible compensation up to $245,000. Our matching contributions are made in the form of common stock delivered through our Employee Stock Ownership Plan. In addition, the plan allows profit sharing contributions by us based on our annual Company performance. The Employee Stock Ownership portion of the Profit Sharing Plan expired on December 31, 2009, and is not being renewed.

Tennant Company Pension Plan. This plan is a non-contributory defined benefit retirement plan that covers only those executive officers who were active participants in the Pension Plan on December 31, 2000, and who elected to continue participation under the Pension Plan sponsored by the Company. This plan was frozen and closed to new employees as of December 31, 2000.

Non-Qualified Deferred Compensation

In addition to tax-qualified retirement benefits provided under the plans referenced above, our executive officers are eligible for supplemental non-qualified pension benefits under the Tennant Company Executive Non-Qualified Deferred Compensation Plan. The intention of this portion of the plan is to provide participating individuals with benefits that would otherwise be available to them under our tax-qualified plans but for the application of limitations on benefits to highly-compensated employees imposed by the Internal Revenue Code of 1986. In addition, the Tennant Company Executive Non-Qualified Deferred Compensation Plan allows selected participants to defer the receipt of salary and incentive payments. Finally, in 2004 the plan was amended to give our non-management directors the ability to defer their annual retainers and meeting fees. The plan is unfunded, meaning our obligation to make payments under the plan is unsecured. Specifically, this plan permits the following:

Executive Officer and Non-Management Director Deferred Compensation

- Executive officers may elect to defer three elements of their Total Compensation: base salary, STIP payouts, and LTIP payouts. Our Named Executives may elect to defer 0-25% of their base salary, 0-100% of their STIP payout, and 0-100% of their LTIP payout.
- Non-management directors may elect to defer all or a portion of their annual retainer and committee meeting fees. They may elect to defer 0%, 50%, or 100% of their annual retainer and 0% or 100% of their meeting fees.
- The interest rate earned on deferrals in 2009 was 3.53%.

Defined Contribution Features

- Certain management and executive employees may defer income on a pre-tax basis in excess of the deferral amounts allowed under our tax-qualified Profit Sharing Plan.
- Participating management and executive employees may receive discretionary Company contributions under this plan in the form of excess profit sharing and matching contributions not available to them under the Profit Sharing Plan.

Defined Benefit Feature

- A defined benefit portion of the plan is intended to provide benefits not otherwise available to participants in the frozen tax-qualified Tennant Company Pension Plan.

Participants' accounts are fully vested at all times except that a participant forfeits all Company discretionary matching contributions and profit sharing contributions in the event of termination for cause. Pursuant to this plan, "cause" means (i) the participant's gross negligence, fraud, disloyalty, dishonesty or willful violation of any law or significant policy, to the extent committed in connection with the position or (ii) the participant's failure to substantially perform (for reasons other than disability) the duties reasonably assigned or appropriate to his or her position. In each case, the participant's behavior must have resulted in a material adverse effect on the Company or an affiliate.

The plan came into existence on January 1, 2003, when the Company merged the Tennant Company Excess Benefit Plan into the Tennant Company Deferred Compensation Plan. The Plan was amended on June 15, 2004, to add the non-management directors' deferral component. By Committee action, the Plan was subsequently amended on December 18, 2006, and again on December 17, 2008, to account for changes to the Internal Revenue Code §409A, which governs non-qualified deferral plans, and to allow deferral of payments upon settlement of DSUs in the form of stock units, and again on January 1, 2009, to comply with final 409A regulations. As a result of these regulatory changes, the Plan accommodates different benefit commencement dates depending on when amounts were deferred or contributed and which account within the Plan was selected by the employee. Benefits attributable to amounts contributed or deferred after January 1, 2003, and allocated to Account A, commence distribution within an administratively feasible time following the participant's termination date, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination. Benefits attributable to amounts deferred by a participant after January 1, 2003, and allocated to Account B, commence distribution on the date specified by the participant in the participant's Deferral Election Agreement. Such distribution may not be earlier than two years following the beginning of the plan year in which the deferrals first began, unless the participant terminates, in which case distribution may occur within an administratively practicable period following termination, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination.

Benefits attributable to deferrals made after January 1, 2003, Company contributions, and gains and losses credited thereon are payable in either a lump sum or in quarterly installments over a period of up to 10 years. Benefits attributable to deferrals made prior to January 1, 2003, are payable in accordance with the participant's Deferral Election Agreement which was executed prior to January 1, 2003.

Executive Employment Agreements and Management Agreements

The Committee has determined that we should provide certain post-termination benefits to our executive officers to obtain the benefits of their services and attention to our affairs. In exchange for the benefits we provide, our executive officers are required to agree to certain confidentiality, non-competition and cooperation covenants, which our Committee believes are valuable to us when an executive's employment terminates. In addition, the Committee believes that we should provide an inducement for our executive officers to remain in the service of the Company in the event of any proposed or anticipated change in control of the Company in order to facilitate an orderly transition in the event of a change in control of the Company, without placing the executive in a position where he or she is concerned about being terminated without compensation in connection with such a transaction. We also require executive officers to sign a release of their claims against us as a condition to receiving payments from us, and this release and the other covenants are more likely to be enforceable as a result of the benefits we provide to employees under these agreements. For these reasons, we have entered into Executive Employment Agreements and Management Agreements with our executive officers, including the Named Executives, the terms of which are described below under "Potential Payments upon Termination or Change in Control."

Generally, the agreements only provide for benefits in the event the executive is terminated without cause; however, certain benefits are also provided if the executive voluntarily terminates his or her employment for good reason. The Committee believes that a termination by an executive for good reason may be conceptually the same as termination by the Company without cause. This is particularly true in the case of a change in control where a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits. As a result, the definition of good reason in the context of a termination following a change in control is broader than the definition that applies to a termination prior to a change in control. These good-reason definitions are described below under "Potential Payments upon Termination of Change in Control." No payments become due merely upon a change in control, but rather only if the executive officer's employment is terminated without cause or if the executive officer terminates for good reason following the change in control, which is often referred to as a "double trigger."

The form and level of benefits provided under these agreements have been approved by the Committee based on historical practices at our Company and general information about the level of benefits provided by other companies with whom we compete for executive talent.

Our equity awards for all employees generally provide for acceleration of vesting, or lapse of restrictions, upon a change in control. The Committee believes that acceleration upon a change in control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with the Company after becoming aware of a pending or threatened change of control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

COMPENSATION POLICIES

Recoupment Policy

In February 2010, the Board added a recoupment policy to our cash incentive plan and our equity award agreements, that provides that in the event the Company is required to materially restate its financial results then the Board, in its discretion, may require certain recipients of such payments to forfeit their equity awards and pay back to the Company the net proceeds from any cash incentive payment and proceeds from the sale of shares received under the equity awards. The amount of the repayment for any cash incentive award is the difference between the amount paid to the employee less the amount that would have been paid based on the restated results. The policy is applicable to all employees designated as access persons under our insider trading policy (persons with access to detailed financial and other insider information, a group that includes all executive officers). The amount of any equity award repayment may include dividends paid on the shares.

Anti-Hedging and Pledge Prohibition

In February 2010, the Board amended our insider trading policy with respect to access persons (persons with certain financial information as defined by the policy) to prohibit speculative trading or hedging of positions in Tennant securities, including writing or trading in options, warrants, or any other derivatives of Tennant securities, or entering into any transactions designed specifically to protect or hedge against a decrease in value of Tennant securities. It also prohibited pledges of any Tennant securities (e.g., pledge to a bank or financial institution as collateral for a loan, or pledge to a broker in connection with a market transaction, such as a margin loan or prepaid forward sale contract).

Granting of Equity Awards

In December 2007, we adopted an equity award approval policy to ensure that all equity awards are approved pursuant to proper authority, following a consistent process, and are reflected in appropriate documentation. Under the policy, equity awards that have an exercise price or number of shares that are based on the fair market value of our stock on the date of grant are only granted at times when trading is permitted under our insider trading policy. This policy ensures that the exercise price or number of shares is determined by reference to a stock price that reflects current information about our Company. The policy includes procedures for granting equity awards to our executive officers and non-management directors, as well as all other employees. Under our plans, the exercise price of stock options is based on the fair market value on the date of grant. Our plans define fair market value as the closing price of our common stock on the preceding trading day.

Executive Officer Stock Ownership Guidelines

To align our executive officers' interests with our shareholders' interests, the Committee expects our executive officers to acquire significant equity ownership. We adopted these guidelines in 1993 and revised them most recently in 2004. The current guidelines require that within five years of service in an executive role, each executive must have achieved an equity ownership level equal to a specified multiple of his or her base salary.

The minimum equity ownership levels are five times annual base salary for our CEO and one times annual base salary for the other Named Executives. Ownership levels are calculated based on the estimated after-tax value of restricted and unrestricted shares, deferred stock units, shares held under our benefit plans and potential gains from vested and unvested options. The calculation uses a stock value as of the close of market on December 31 of the year immediately preceding the year of calculation.

The Compensation Committee is satisfied with the progress made with our executive officers in 2009 toward achievement of these ownership goals. Executive officers who have held executive positions with us for five years or more have achieved their goals. Newer executive officers are on pace for achieving their ownership targets well within the five-year range.

Internal Revenue Code §162(m)

We structure our compensation programs, where possible, to qualify for exemptions from the deduction limitations under the Internal Revenue Code §162(m). Certain of our compensation programs qualify for exemption from the deduction limitations of this section. The Committee retains the authority to authorize the payment of compensation that may not be deductible if it believes such payments would be in the best interests of the Company and our shareholders.

At our 2008 Annual Meeting of Shareholders, we received shareholder approval of the Tennant Company 2009 Short-Term Incentive Plan (the "Approved STIP"), which is a multi-year plan. Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to our covered officers to $1 million per year. This limitation does not apply to "performance-based compensation." One of the conditions for qualification as "performance-based compensation" is that the shareholders must approve the material terms of the performance measures and re-approve those material terms every five years. Amounts paid under the objective performance measures established under the Approved STIP will, under current tax law, continue to qualify as performance-based compensation. Any award earned under the 2009 STIP to our Named Executives will be made under the Approved STIP. All compensation for 2009 qualified as fully deductible under §162(m).

Compensation Committee Interlocks and Insider Participation

The Committee is comprised entirely of independent, outside directors. No employee of our Company serves on the Committee. The Committee members have no interlocking relationships as defined by the SEC.

Compensation Committee Report

The Committee has discussed and reviewed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Stephen G. Shank (Chair)   William F. Austen   James T. Hale
Steven A. Sonnenberg

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to, earned by or expensed with respect to each person who served as Chief Executive Officer or Chief Financial Officer, the three other most highly compensated executive officers for 2009. The individuals set forth in this table comprise the list of Named Executives.

Name and Principal Position	Year	Salary ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
H. Chris Killingstad............	2009	602,438	655,768	492,744	972,758	—	62,050	2,785,758
President and Chief	2008	569,524	24,998	—	—	—	49,237	643,759
Executive Officer	2007	515,769	25,027	—	474,148	—	66,587	1,081,531
Thomas Paulson..............	2009	347,485	152,280	114,424	292,740	—	33,370	940,299
Vice President and Chief	2008	330,973	11,995	—	—	—	24,990	367,958
Financial Officer	2007	313,704	12,006	—	145,313	—	23,801	494,824
Thomas J. Dybsky	2009	289,231	98,145	73,736	182,748	123,477	29,788	797,125
Vice President,	2008	276,707	11,995	—	—	38,281	19,699	346,682
Administration	2007	267,420	15,091	—	160,940	102,285	32,305	578,041
Karel Huijser	2009	415,164	141,823	106,569	286,799	53,159	112,525	1,116,039
Vice President,	2008	408,813	11,995	—	—	47,894	104,828	573,530
International[1]	2007	412,412	12,006	—	163,376	35,926	133,190	756,910
Don B. Westman..............	2009	322,442	118,530	89,051	226,369	—	35,796	792,188
Vice President,	2008	308,481	11,995	—	—	—	23,629	344,105
Global Operations	2007	300,000	12,006	—	145,281	—	10,525	467,812

(1) Currency is converted from Euros to U.S. Dollars using the daily average exchange rate of 1.4316 on December 31, 2009. This exchange rate has been utilized on all applicable compensation tables for Mr. Huijser.

(2) There were no salary increases in 2009. The 2009 salary represents one additional pay period as compared to 2008.

(3) Amounts represent the aggregate grant date fair value of restricted stock awards and restricted stock units that were granted in each fiscal year, as computed in accordance with FASB ASC Topic 718. See Footnote 15 to our financial statements for the year ended December 31, 2009 for the assumptions used in this calculation.

(4) Amounts represent the aggregate grant date fair value of stock options that were granted in each fiscal year, as computed in accordance with FASB ASC Topic 718. See Footnote 15 to our financial statements for the year ended December 31, 2009 for the assumptions used in this calculation.

(5) Amounts reflect payments earned under the 2009 Short Term Incentive Plan.

(6) Amounts represent the change in the present value of the accrued benefit for the last fiscal year. The present value as of December 31, 2008, was calculated by discounting the accrued benefit payable at normal retirement age using a 6.9% discount rate and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA. The present value as of December 31, 2009, was calculated by discounting the accrued benefit payable at normal retirement age using a 5.9% discount rate for the Pension Plan benefit, and 5.6% for the Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA.

(7) All Other Compensation for 2009 consists of the following:

	Profit Sharing Plan						
Name	Match ($)	Profit Sharing ($)	Excess ($)	Education ($) (a)	Car ($) (b)	Perquisites ($) (c)	Total ($)
H. Chris Killingstad	7,350	7,718	21,982	—	—	25,000	62,050
Thomas Paulson	7,350	7,718	6,303	—	—	12,000	33,371
Thomas J. Dybsky	7,350	7,718	2,720	—	—	12,000	29,788
Karel Huijser	—	—	—	70,363	30,162	12,000	112,525
Don B. Westman	7,350	7,718	8,729	—	—	12,000	35,797

(a) Reimbursements for dependent education paid by us pursuant to Mr. Huijser's employment agreement.

(b) Company car expenses paid for Mr. Huijser in accordance with his employment agreement.

(c) In lieu of executive perquisites, we provided a cash payment.

GRANTS OF PLAN-BASED AWARDS IN 2009

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards						
Name	Grant Date	Approval Date	Threshold ($)[1]	Target ($)	Maximum ($)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)
H. Chris Killingstad	2/27/2009	2/17/2009				19,430			508,872
	2/27/2009	2/17/2009				14,573			146,896
	2/27/2009	2/17/2009					209,251	10.08	492,744
			346,402	692,803					
Thomas Paulson	2/27/2009	2/17/2009				4,512			118,169
	2/27/2009	2/17/2009				3,384			34,111
	2/27/2009	2/17/2009					48,592	10.08	114,424
			104,246	208,491					
Thomas J. Dybsky	2/27/2009	2/17/2009				2,908			76,161
	2/27/2009	2/17/2009				2,181			21,984
	2/27/2009	2/17/2009					31,313	10.08	73,736
			65,077	130,154					
Karel Huijser	2/27/2009	2/17/2009				4,202			110,050
	2/27/2009	2/17/2009				3,152			31,772
	2/27/2009	2/17/2009					45,256	10.08	106,569
			103,791	207,582					
Don B. Westman	2/27/2009	2/17/2009				3,512			91,979
	2/27/2009	2/17/2009				2,634			26,551
	2/27/2009	2/17/2009					37,817	10.08	89,051
			80,611	161,221					

(1) The threshold amount represents a minimum performance that results in a payout equal to 50% of the target award.

(2) There is no maximum amount; however, no Named Executive may receive a payout in excess of $2 million.

(3) The exercise price is based on the closing price on the last trading day prior to the date of grant.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
H. Chris Killingstad	40,000		20.995	4/8/2012				
	14,800		15.375	2/19/2013				
	12,400		15.375	2/19/2013				
	19,200		20.815	2/17/2014				
		209,251	10.080	2/27/2019				
					34,003	890,539		
							15,219[5]	398,586
Thomas Paulson	10,000		24.995	3/23/2016				
		48,592	10.080	2/27/2019				
					7,896	206,796		
							4,551[6]	119,191
Thomas J. Dybsky	11,788		16.063	2/24/2010				
	8,600		16.063	2/24/2010				
	6,600		22.425	2/22/2011				
	8,800		17.450	2/21/2012				
	7,500		17.450	2/21/2012				
	14,200		15.375	2/19/2013				
	11,000		20.815	2/17/2014				
	15,000		23.710	11/8/2015				
		31,313	10.080	2/27/2019				
					5,089	133,269		
							3,262[7]	85,432
Karel Huijser	10,000		27.650	11/1/2016				
		45,256	10.080	2/27/2019				
					7,354	192,601		
							5,081[8]	133,071
Don B. Westman	6,000		27.440	10/30/2016				
		37,817	10.080	2/27/2019				
					6,146	160,951		
							3,620[9]	94,808

(1) Stock options granted with a ten year term become exercisable in 33.33% increments on each annual anniversary of the date of the grant.

(2) Options vest 33.33% increments on each annual anniversary of the date of the 2/27/09 grant date.

(3) Restricted stock awards granted on 2/27/09 will vest 100% on 2/27/2012.

(4) 2008 LTIP awards are reflected at target.

(5) 2008 LTIP award of 15,219 shares will vest on 12/31/10 if the specified performance conditions are met.

(6) 2008 LTIP award of 4,551 shares will vest on 12/31/10 if the specified performance conditions are met.

(7) 2008 LTIP award of 2,706 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met. 2007 STIP DSU 20% premium award of 556 units granted on 2/29/08 will vest on 3/1/11.

(8) 2008 LTIP award of 5,081 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met.

(9) 2008 LTIP award of 3,620 units granted on 2/29/08 will vest on 12/31/10 if the specified performance conditions are met.

OPTION EXERCISES AND STOCK VESTED IN 2009

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
H. Chris Killingstad	694	18,613
Thomas Paulson	333	8,931
Thomas J. Dybsky	382	9,563
Karel Huijser	333	8,931
Don B. Westman	333	8,931

Tennant Company Pension Plan

The Tennant Company Pension Plan provides fixed retirement benefits for certain employees of our Company. The Plan is open to employees hired on or before December 31, 2000, who met the Plan's participation requirements on or before that date and who elected to remain in the Plan after December 31, 2000. No employees hired on or after January 1, 2001, are eligible to participate in this plan. The Tennant Netherlands Pension Plan is still open for new enrollment.

Under the Pension Plan, the normal monthly retirement benefit is calculated as the participants' years of credited services up to 30 years, times the difference between (a) 1.4% of the participants' Final Average Monthly Earnings and (b) the lesser of .609% of the participants' Final Average Monthly Earnings, 1/12 of the participants Final Average Compensation, or 1/12 of Social Security Covered Compensation. Participants may retire with an unreduced benefit at age 65, or, if earlier, when the sum of their age and service is equal to or greater than 85. Optional forms of benefit may be elected that are actuarially equivalent to the normal form of benefit. Currently under ERISA, as amended, the maximum annual amount that can be paid during 2009 to any individual is $195,000. Amounts in excess of that maximum as well as amounts based on compensation that is excluded from the Plan formula by ERISA or the terms of the Plan are covered under the Tennant Company Excess Benefit Plan.

Tennant Company Excess Benefit Plan

The Tennant Company Excess Benefit Plan is a component of the Tennant Company Executive Deferred Compensation Plan that provides additional retirement benefits for selected highly compensated employees participating in the Tennant Company Pension Plan. Employees participating in the Excess Benefit Plan will receive a retirement benefit equal to the additional benefits which would have been provided under the Pension Plan if (a) the limitations imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code were not applicable, and (b) management bonuses were included in certified earnings, and (c) compensation deferred under the terms of the Executive Deferred Compensation Plan were included in certified earnings for the plan year in which such amounts would have been paid in the absence of the deferral.

PENSION BENEFITS FOR 2009

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
H. Chris Killingstad	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas Paulson	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas J. Dybsky	Tennant Pension Plan(1)	11.25	248,268
	Tennant Executive Deferred Compensation Plan(2)	11.25	179,917
Karel Huijser	Tennant Netherlands Pension Plan(3)	3.17	153,969
Don B. Westman	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—

(1) The present value as of December 31, 2009, was calculated by discounting the accrued benefit payable at normal retirement age using a 5.9% discount rate for the Pension Plan benefit, and 5.6% for the Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA.

(2) Defined Benefit portion of the Nonqualified Deferred Compensation Plan. These amounts are not included in the Nonqualified Deferred Compensation Table.

(3) Amount reflects Company contributions to Mr. Huijser's Pension Plan.

Non-Qualified Deferred Compensation for 2009

Three elements of Total Compensation may be deferred: base salary, STIP payouts, and LTIP payouts. Our Named Executives may elect to defer 0-25% of their base salary, 0-100% of their STIP payout, and 0-100% of their LTIP payout. As there were no payouts under the 2008 STIP and 2006-2008 LTIP, which would have normally been paid in 2009, there were no deferrals under those plans.

The interest rate for 2009 Non-Qualified Deferred Compensation was 3.53%. This amount was calculated based on the 10 year bond rating as of December 15, 2008, with one percentage point being added to yield the interest rate of 3.53%.

NON-QUALIFIED DEFERRED COMPENSATION IN 2009

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)(4)
H. Chris Killingstad	—	21,982	6,265	202,877
Thomas Paulson	—	6,303	781	28,859
Thomas J. Dybsky	—	22,747	54,155(3)	432,920
Karel Huijser	—	—	—	—
Don B. Westman	64,488(1)	8,729	10,115	395,116

(1) Amount represents 20% of Mr. Westman's 2009 salary.

(2) Also included in the All Other Compensation column of the Summary Compensation Table.

(3) Includes deferred stock units in the form of Company stock.

(4) In addition to amounts reported in the Summary Compensation Table for 2009, as reflected in footnote 2 above, the following amounts were reported as compensation for the Named Executives in the Summary Compensation Table for prior years: (a) Mr. Killingstad: in 2006, $76 of Non-Qualified Deferred Compensation Earnings and $35,583 of All Other Compensation; in 2007, $51,577 of All Other Compensation; in 2008, $35,076 of All Other Compensation; (b) Mr. Paulson: in 2006, $181 of All Other Compensation; in 2007, $8,791 of All Other Compensation; in 2008, $12,314 of All Other Compensation; (c) Mr. Dybsky: in 2006, $208 of Non-Qualified Deferred Compensation Earnings, $32,143 of stock awards, and $12,219 of All Other Compensation; in 2007, $164,487 of non-equity incentive plan compensation, and $19,390 of All Other Compensation; in 2008, $20,027 of Deferred Stock Units, and $7,340 of All Other Compensation; and (d) Mr. Westman: in 2007, $145,281 of non-equity incentive plan compensation, and $2,640 of All Other Compensation; in 2008, $46,272 of non-equity incentive plan compensation, and $11,188 of All Other Compensation.

Potential Payments upon Termination or Change in Control

We are a party to agreements with our executive officers that together establish the terms of the employment relationship between us and the executive, the terms under which that relationship may be ended, and the rights and obligations of the parties after the employment relationship ends. Collectively these agreements are referred to as the "Executive Agreements," and consist of an Executive Employment Agreement and a Management Agreement. The Executive Agreements for executive officers paid in the United States were modified in 2008 in response to new interpretations and requirements under Sections 162(m) and 409A of the Internal Revenue Code. Except as noted below, none of the revisions were intended to materially change either the level of benefit collectively provided to each executive or the events triggering payment of the benefits.

The Executive Agreements address various termination of employment scenarios, including an executive's involuntary termination without cause, an executive's voluntary termination for good reason, and an executive's death or disability. No severance payments are made to executive officers who are terminated for cause. An executive agrees under the Executive Agreements not to compete with us during employment or for a period of 12 months after employment ends, not to disclose our confidential information during or after employment for as long as the information retains its confidential nature, and not to solicit our employees or customers for a period of 12 months after employment ends. Severance payments as described below under the Executive Agreements are conditioned on an executive remaining in compliance with these requirements, including an obligation to inform us of any potentially competitive activities during the 12-month post-employment period, and signing a release of claims in favor of the Company. The Executive Agreements also provide that severance payments under those agreements will be reduced by the amount of any other severance compensation an executive is eligible to receive from us under any other agreement or plan of ours providing compensation in the event of involuntary termination.

As described below, our equity-based incentive plans and the award agreements under those plans also call for compensation to be provided under certain circumstances in connection with an executive officer's termination of employment or a change in control of the Company.

Executive Employment Agreement

The Executive Employment Agreement describes the rights and obligations of the Company and the executive in connection with the executive's separation from employment in situations other than following or in connection with a change in control. Under the Executive Employment Agreement:

- Upon any termination of employment, an executive will receive any earned but unpaid base salary, vacation pay, and STIP payments for the preceding year.
- Upon a termination due to death or disability, an executive (or beneficiary) will also receive base salary through the last day of the calendar month in which the termination occurs.
- Upon termination by us without cause or by the executive for good reason, the executive is entitled to receive (i) an amount equal to one year's base salary, (ii) an amount equal to a pro-rata portion of the award that would have been payable to the executive under the STIP for the year of termination had the executive been employed for the full year, based on the actual

performance of objectives, with such amount before proration not to exceed an award based on target performance (except for Mr. Huijser who would receive an award based on target performance and it would not be pro-rated), and (iii) continued Company contributions to medical/dental coverage and group life insurance coverage for up to 12 months.

- The timing of the payment of the foregoing amounts is as follows: The executive is paid his or her base salary in accordance with our regular payroll practices for a period of 12 consecutive months following the date of termination. If the payment of base salary exceeds the amount that would cause it to be considered a deferral of compensation under Section 409A of the Internal Revenue Code, the excess will be paid in a lump sum within 2½ months of the termination date. The executive's STIP payment is made at the normal payment date, but in no event later than 2½ months after the end of the STIP plan year. The medical, dental and group life insurance contributions will be paid for a period of up to 12 months after the termination date, unless the executive is no longer eligible for COBRA continuation coverage or fails to timely pay the employee portion of such premiums.

For purposes of the Executive Employment Agreement, "cause" means (i) executive's material breach of the agreement that is not remedied within 30 days after receiving written notice from us, (ii) an executive's dishonest act(s) intended to result in gain or personal enrichment at our expense, (iii) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (iv) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Executive Employment Agreement, "good reason" means the occurrence of the following without executive's consent: (i) our material breach of the agreement, or (ii) a material diminution in the executive's authority, duties or responsibilities other than for cause or on account of disability; provided that in either case the executive gives us notice within 90 days of the first occurrence of the condition and we fail to remedy it within 30 days after receipt of written notice.

Management Agreement

Recognizing the need to retain executive officers in our service if there is a possible change in control, and in order to facilitate an orderly transition in the event of an actual change in control, the Management Agreement provides for severance compensation if an executive is terminated under certain circumstances after or in connection with a change in control. Under the Management Agreement:

- If within three years of a change in control an executive is involuntarily terminated without cause or terminates his or her employment for good reason, then change in control severance compensation consists of (i) an amount equal to three times the executive's average annual taxable compensation from us during the executive's five taxable years preceding the change in control, minus $1.00, (ii) a pro-rata payment of the executive's STIP award for the year of termination, assuming all performance targets had been met, and (iii) continued Company contributions to the cost of medical/dental coverage and group life insurance coverage for up to 18 months following the date of termination (pursuant to revisions in 2008, the benefits continuation has been limited to the COBRA continuation period). The cash portion of such payments will be made in a lump sum within 2½ months after the termination date.
- If an executive voluntarily terminates employment without good reason during the thirteenth month after a change in control, then change in control severance compensation consists of (i) an amount equal to the executive's average annual taxable compensation from us during the executive's five taxable years preceding the change in control, minus $1.00, payable in a lump sum within 2½ months after the first day of the thirteenth month after a change in control, and (ii) continued Company contributions to the cost of medical/dental coverage and group life insurance coverage for up to 12 months following the executive's termination date.

- If an executive is involuntarily terminated or terminates his or her employment for good reason prior to an event that would otherwise constitute a change in control, such termination is in connection with or in anticipation of a change in control, and a change in control ultimately occurs, then change in control severance compensation will be payable consistent with the first bullet point above, except that the severance pay will be paid within 2½ months after the change in control.
- If an executive's employment is terminated due to death or disability and the executive is not otherwise entitled to payments or benefits under either of the first two bullet points above, the executive (or beneficiary) will receive base salary paid through the end of the month in which termination occurs.

For purposes of the Management Agreement, "cause" is defined more narrowly than under the Executive Employment Agreement, and means (i) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (ii) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Management Agreement, "good reason" is defined more broadly than under the Executive Employment Agreement, and includes the following in addition to the factors cited in the Executive Employment Agreement: (i) the executive's duties, responsibilities, authority or compensation are materially diminished as compared to his or her duties, responsibilities, authority or compensation before the change in control, for reasons other than cause or disability, (ii) we fail to obtain assumption of the Management Agreement by any successor, (iii) we require the executive to relocate to any place other than a location within 25 miles of the location at which the executive performed duties immediately prior to the change in control, or (iv) we require that the executive travel on Company business to a substantially greater degree than required immediately prior to the change in control.

For purposes of the Management Agreement, "change in control" means (i) a majority of our directors are individuals who were not appointed by our Board to fill vacancies on the Board and were not supported by our Board for election by our shareholders, (ii) 35% or more of our common stock or of the voting power of our securities generally is acquired or beneficially owned by an individual, entity or group (subject to certain exceptions for certain affiliates and employee benefit plans), (iii) we consummate a merger with or into another entity, unless the surviving entity is more than 50% owned by our shareholders prior to the merger in substantially the same proportions, and no individual, entity or group beneficially owns more than 35% of the surviving entity, (iv) we consummate an exchange of our voting securities for cash, securities or other property, unless our shareholders receive in the exchange voting securities of a parent corporation that is more than 50% owned by our shareholders prior to the exchange in substantially the same proportions, (v) we consummate a sale or other disposition of all or substantially all of our assets, (vi) our shareholders approve a definitive plan to liquidate or dissolve the Company, (vii) we enter into an agreement relating to a change in control as described in clauses (i) through (v) above and such change in control ultimately occurs, or (viii) a tender or exchange offer or proxy contest is commenced that ultimately results in a change in control described in clauses (i) or (ii) above.

Change in control severance compensation under the Management Agreement, as well as any other compensation under other plans or agreements that are contingent upon a change in control, may be reduced to the extent necessary to avoid excise taxation to the executive and non-deductibility to the Company under federal income tax laws applicable to "parachute payments."

Our equity incentive plans allow for acceleration of stock options upon an executive's death, disability or retirement and upon a change of control of our Company. Upon death or disability, options generally become exercisable in full, and may be exercised at any time, or from time to time, within five years of the executive's date of death or date of termination due to disability. Upon retirement, options generally become exercisable in full and may be exercised within three months of the date of termination due to the executive's retirement, or any such longer period as the Committee administering the plan may permit. For purposes of our equity compensation plans, "retirement" is generally defined as termination on or after age 55, provided that the executive has been employed by us or our affiliates for at least ten years, or termination of employment on or after age 62, provided, under certain plans, that the executive has given us at least six months' prior written notice of such termination. Upon a change in control, options generally become exercisable in full, subject to our right to cash out the options by paying the spread.

The plans generally allow for a pro-rata portion of any performance shares to be paid out upon an executive's death, disability or retirement. The payment is based on the extent to which achievement of performance targets were satisfied at the end of the performance period and pro-rated for length of employment within the performance period.

A pro-rata share of restricted stock is generally payable upon the executive's death, disability or retirement. The executive, or his or her successor, shall be entitled to the number of shares of restricted stock under outstanding awards, pro-rated for the portion of the term of the awards during which the executive was employed. All restrictions are lifted with respect to such pro-rated shares.

Assuming that a termination event or change in control occurred on December 31, 2009, the total compensation payable to each Named Executive who was employed by us on such date is:

PAYMENTS DUE UPON TERMINATION WITHOUT CAUSE OR TERMINATION FOR GOOD REASON

Name	Base Salary ($)	Pro-rated STIP ($)[1]	Benefits ($)	Total ($)
H. Chris Killingstad	602,438	692,803	9,036	1,304,277
Thomas Paulson	347,485	208,491	9,036	565,012
Thomas J. Dybsky	289,231	130,154	8,934	428,318
Karel Huijser	415,164	207,582	2,007	624,753
Don B. Westman	322,442	161,221	9,036	492,699

(1) For all Named Executives, amounts reflect pro-rated STIP payments based on the form of executive employment agreement in effect on December 31, 2009.

PAYMENTS DUE UPON TERMINATION WITHIN THREE YEARS OF THE CHANGE IN CONTROL EVENT[1]

Name	Average Annual Compensation *3 – $1 ($)	STIP Target ($)	Benefits ($)	Total ($)
H. Chris Killingstad	3,776,448	969,897	9,036	4,755,381
Thomas Paulson	1,235,792	291,879	9,036	1,536,707
Thomas J. Dybsky	1,397,804	182,210	8,934	1,588,948
Karel Huijser	1,236,600	286,188	2,007	1,524,795
Don B. Westman	1,004,271	225,703	9,036	1,239,010

(1) Named Executives would have accelerated vesting of unvested restricted stock and options. Refer to the Additional Potential Benefits Upon Change in Control or Termination Due to Death, Disability, or Retirement Table.

PAYMENTS DUE UPON VOLUNTARY RESIGNATION WITHOUT GOOD REASON DURING THE THIRTEENTH MONTH AFTER THE CHANGE IN CONTROL EVENT[1]

Name	Average Annual Compensation – $1 ($)	STIP Target ($)	Benefits ($)	Total ($)
H. Chris Killingstad	1,258,815	969,897	9,036	2,237,748
Thomas Paulson	411,930	291,879	9,036	712,845
Thomas J. Dybsky	465,934	182,210	8,934	657,078
Karel Huijser	412,199	286,188	2,007	700,394
Don B. Westman	334,756	225,703	9,036	569,495

(1) Named Executives would have accelerated vesting of unvested restricted stock and options. Refer to the Additional Potential Benefits Upon Change in Control or Termination Due to Death, Disability, or Retirement Table.

ADDITIONAL POTENTIAL BENEFITS UPON CHANGE IN CONTROL OR TERMINATION DUE TO DEATH, DISABILITY OR RETIREMENT

Name	Value of Accelerated Equity Awards ($)
H. Chris Killingstad	3,844,242
Thomas Paulson	892,704
Thomas J. Dybsky	599,668
Karel Huijser	818,401
Don B. Westman	683,372

(1) Amounts reflect the acceleration of restricted stock awards, restricted stock units, and stock options outstanding as of December 31, 2009.

ITEM 3 – APPROVAL OF 2010 STOCK INCENTIVE PLAN

INTRODUCTION

Our Board, upon recommendation of the Compensation Committee of the Board, approved the 2010 Stock Incentive Plan (the "2010 Plan") to be effective upon shareholder approval at the Annual Meeting. Upon obtaining shareholder approval of the 2010 Plan, we will cease grants of future awards under any other previously approved Company stock plan, including the 2007 Stock Incentive Plan (the "2007 Plan"), except as provided below.

The 2010 Plan is similar to our prior 2007 Plan, although it contains certain new or revised terms, including:

- The 2010 Plan retains a fungible share pool design; however, full value awards will be counted as one and fifty-one hundredths shares against the pool, instead of two and two-tenth shares as under the 2007 Plan.
- The aggregate number of shares that a participant may receive in any combination of options and stock appreciation rights in any year will be increased from 50,000 under the 2007 Plan to 250,000 in the 2010 Plan.
- Adds an exception from the minimum three-year vesting period for awards granted to attract or retain key employees for up to 75,000 shares.
- In addition to prohibiting other forms of "repricings" without shareholder approval, the 2010 Plan also prohibits cash buyouts of options and stock appreciation rights that are not "in the money" and prohibits a voluntary surrender of options and stock appreciation rights in connection with a subsequent regrant of "in the money" options or stock appreciation rights without shareholder approval.
- The 2010 Plan also prohibits the payment of dividends and dividend equivalents on awards of options and stock appreciation rights, and payout of dividend payments or dividend equivalent payments on unvested awards that are subject to performance-based vesting conditions.

Consistent with our prior equity compensation plans, the 2010 Plan continues to provide the following terms:

- All awards must be issued at fair market value; as a result, the 2010 Plan prohibits discounted awards.
- Our Compensation Committee, consisting of independent directors, administers the 2010 Plan.

In addition, the 2010 Plan is designed to meet the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), regarding deductibility of executive compensation, and we are seeking approval from shareholders of the performance measures set forth in the 2010 Plan.

Our Compensation Committee and Board believe that stock-based compensation programs are a key element in achieving our continued financial and operational success. Our compensation programs have been designed to motivate key personnel to produce a superior shareholder return.

HISTORIC RUN RATE INFORMATION

We continue to manage our run rate of awards granted over time to levels we believe are reasonable in light of changes in our business and the number of outstanding shares, while ensuring that our overall executive compensation program is competitive, relevant, and motivational.

The following table sets forth information regarding awards granted and earned and the run rate for each of the last three fiscal years.

Amounts in Thousands			
Fiscal Year Ended December 31	**2007**	**2008**	**2009**
Stock options granted	29,041	27,850	711,957
Service-based restricted stock and restricted stock units granted	33,524	41,220	45,005
Performance-based equity awards earned	54,803	40,467	1,804
Weighted average basic common shares outstanding during the fiscal year	18,640,882	18,303,137	18,507,772
Run rate	.63%	.60%	4.10%

SHARES AVAILABLE FOR GRANT UNDER EQUITY COMPENSATION PLANS

The table below shows, as of March 1, 2010, the shares reserved for issuance of outstanding awards and available for future grant under each of our equity compensation plans in which our employees and non-management directors are eligible to participate. The table also shows the number of shares that will be available for future grants under each equity compensation plan following approval of the 2010 Plan by our shareholders.

	Current		After Approval of 2010 Plan	
	Shares Reserved for Issuance of Outstanding Awards[1]	**Shares Available for Future Awards**	**Shares Reserved for Issuance of Outstanding Awards**	**Shares Available for Future Awards**
1995 Plan (Terminated)	85,160	0	85,160	0
1999 Plan (Terminated)[2]	488,903	0	488,903	0
Non-Employee Director Stock Option Plan (Terminated)	55,056	0	55,056	0
2007 Plan[3]	1,196,523	124,507	1,196,523	0
2010 Plan[3]	—	—	0	1,000,000
Total	1,825,642	124,507	1,825,642	1,000,000

(1) Shares reserved for issuance of outstanding awards at March 1, 2010 consist of the following:

	Types of Awards		Weighted Average Exercise Price of Options/SARs	Weighted Average Term to Expiration
	Options/SARs	Full Value Awards		
1995 Plan (Terminated)	85,160	0	$22.18	4.749
1999 Plan (Terminated)(2)	487,703	1,200	$20.57	3.136
Non-Employee Director Stock Option Plan (Terminated)	55,056	0	$21.05	3.783
2007 Plan(3)	1,055,184	141,339	$15.43	9.273

(2) The 1999 Plan is terminated, except that it remains available for grants of reload options upon exercise of previously granted options with one-time reload features. As described below, we have not granted options with reload features since 2004 and have no plans to grant options with reload features in the future.

(3) The 2007 Plan will terminate as to future grants upon shareholder approval of the 2010 Plan; however, any shares that would have returned to the 2007 Plan as a result of an award terminating, expiring, being exchanged, being forfeited or being settled in cash in lieu of shares shall instead become available under the 2010 Plan. The Company will make no additional equity grants out of the 2007 Plan between the record date of March 1, 2010 and the date of the shareholders' meeting.

Summary of the 2010 Plan

The 2010 Plan will be effective when approved by our shareholders at the Annual Meeting.

A copy of the 2010 Plan is attached to this Proxy Statement as Appendix A, and this discussion is qualified in its entirety by reference to the full text of the 2010 Plan.

Purpose of the 2010 Plan

The purpose of the 2010 Plan is to promote the interests of our Company and our shareholders by providing key personnel of our Company and our affiliates with an opportunity to acquire a proprietary interest in our Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of our Company and our affiliates. In addition, the opportunity to acquire a proprietary interest in our Company will aid in attracting and retaining key personnel of outstanding ability. The 2010 Plan is also intended to provide the non-management directors serving on our Board with an opportunity to acquire a proprietary interest in our Company, to compensate these non-management directors for their contributions to our Company and to aid in attracting and retaining non-management directors.

Administration

The 2010 Plan is administered by our Compensation Committee (the "Committee"). The Committee has the authority to establish, amend and waive rules relating to the 2010 Plan and to determine the timing and identity of participants, the amount of any awards and other terms and conditions of awards. The Committee may delegate its responsibilities under the 2010 Plan to members of our management or to others with respect to the selection and grants of awards to employees who are not deemed to be officers, directors or 10% shareholders of our Company under applicable Federal securities laws.

The regulations under Section 162(m) of the Internal Revenue Code of 1986 (the "Code") require that the directors who serve as members of the Committee must be "outside directors." The 2010 Plan provides that directors serving on the Committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the Committee directors who are (i) current employees of our Company or an affiliate, (ii) former employees of our Company or an affiliate receiving compensation for past services, other than benefits under a tax-qualified pension option plan, (iii) current and former officers of our Company or an affiliate, (iv) directors currently receiving direct or indirect remuneration from our Company or an affiliate in any capacity, other than as a director, and (v) any other person who is not otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934.

Eligibility

All employees of our Company and our affiliates are eligible to receive awards under the 2010 Plan. As of December 31, 2009, we had approximately 2800 employees. Awards other than incentive stock options (see "Types of Awards" below) also may be awarded by the Committee to individuals who are not employees but who provide services to us or our affiliates in the capacity of a non-management director or an independent contractor.

Number of Shares Available for Issuance under 2010 Plan

The total number of shares of our Common Stock available for distribution under the 2010 Plan is 1,000,000, subject to adjustment for future stock splits, stock dividends and similar changes in our capitalization. We have used a fungible share pool design for the 2010 Plan. As a result, all shares subject to stock options and stock appreciation rights will count as one share against the pool of authorized shares, whereas all other awards, such as restricted stock and performance units, count as one and fifty-one hundredths shares against the pool of authorized shares. Any shares of our Common Stock subject to an award under either the 2010 Plan or the 2007 Plan that expire unexercised, that are forfeited, terminated or canceled, that are settled in cash, for which the terms and conditions of the Award are not met or otherwise do not result in the issuance of shares of Common Stock, may again be used for an award under the 2010 Plan; provided that the gross number of shares with respect to which a stock appreciation right has been exercised may not again be awarded under the plan if such exercise is settled in shares.

No participant may receive (i) any combination of stock options and stock appreciation rights relating to more than 250,000 shares in the aggregate or (ii) performance units relating to more than 100,000, in any year under the 2010 Plan.

The closing sale price of a share of our Common Stock on the New York Stock Exchange on March 1, 2010, was $24.42 per share.

Types of Awards

The types of awards that may be granted under the 2010 Plan include incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance units, and other stock-based awards. Subject to certain restrictions applicable to incentive stock options, awards will be exercisable by the recipients at such times as are determined by the Committee, but in no event may the term of an award be longer than ten years after the date of grant.

In addition to the general characteristics of all of the awards described in this proxy statement, the basic characteristics of awards that may be granted under the 2010 Plan are as follows:

Incentive and Non-Qualified Stock Options. Both incentive and non-qualified stock options may be granted to recipients at such exercise prices as the Committee may determine but not less than 100% of their fair market value (as defined in the 2010 Plan) as of the date the option is granted. We determine fair market value of our Common Stock based on the closing price of our stock on the New York Stock Exchange on the day preceding the date of grant; however, if the grant of an option occurs after the close of market, then we use the closing price of our stock on that day. Stock options may be granted and exercised at such times as the Committee may determine, except that, unless applicable federal tax laws are modified, the aggregate fair market value of the shares our Common Stock with respect to which incentive stock options may first become exercisable in any calendar year for any employee may not exceed $100,000 under the 2010 Plan or any other plan we have in effect. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns more than 10% of the combined voting power of all classes of our stock.

The purchase price payable upon exercise of options may be paid in cash, or, if the Committee permits, by reducing the number of shares delivered to the participant or by delivering stock already owned by the participant (where the fair market value of the shares withheld or delivered on the date of exercise is equal to the option price of the stock being purchased), or in a combination of cash and such stock, unless otherwise provided in the related agreement. The participants may also simultaneously exercise options and sell the stock purchased upon such exercise pursuant to brokerage or similar relationships and use the sale proceeds to pay the purchase price.

Stock Appreciation Rights. The value of a stock appreciation right granted to a recipient is determined by the appreciation in our Common Stock, subject to any limitations upon the amount or percentage of total appreciation that the Committee may determine at the time the right is granted. The recipient receives all or a portion of the amount by which the fair market value of a specified number of shares, as of the date the stock appreciation right is exercised, exceeds a price specified by the Committee at the time the right is granted. The price specified by the Committee must be at least 100% of the fair market value of the specified number of shares of our Common Stock to which the right relates determined as of the date the stock appreciation right is granted. A stock appreciation right may be granted in connection with a previously or contemporaneously granted option, or independent of any option.

Performance Units. Performance units entitle the recipient to payment in amounts determined by the Committee based upon the achievement of specified performance targets during a specified term. With respect to recipients who are "covered employees" under Section 162(m) of the Code, such performance targets will consist of one or any combination of two or more of earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profits after taxes), economic profit, inventory, total or net operating asset turnover, operating income, total shareholder return, return on equity and pre-tax and pre-interest expense return on average invested capital, each of which may be expressed on a current value basis, or a growth rate or relative to a designated peer group or index of comparable companies, and any such targets may relate to one or any combination of two or more of corporate, group, unit, division, affiliate, or individual performance.

Payments with respect to stock appreciation rights and performance units may be paid, as determined by the Committee, in cash, shares of our Common Stock, or a combination of cash and shares, and payments with respect to performance units may also be paid in deferred stock units providing for deferred payments of cash and shares. The Committee may require or permit participants to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under the 2010 Plan.

Restricted Stock and Other Stock-Based Awards. Our Common Stock granted to recipients may contain such restrictions as the Committee may determine, including provisions requiring forfeiture and imposing restrictions upon stock transfer. Awards of restricted stock may, in the discretion of the Committee, provide the participant with dividends and voting rights prior to vesting. No award of restricted stock may vest earlier than three years from the date of grant, except where the Committee approves a shorter vesting period in the case of an award to attract a new executive, an issuance of restricted stock in exchange for other compensation or other limited circumstances described in the 2010 Plan. The Committee may also from time to time grant awards of unrestricted stock or other stock-based awards such as awards denominated in stock units, securities convertible into stock, and phantom securities.

No Future Grants of Reload Options. Certain options previously issued under our prior plans provide for the issuance of "reload" options pursuant to which, subject to the terms and conditions established by the Committee and any applicable requirements of Exchange Act Rule 16b-3 or any other applicable law, the participant will, either automatically or subject to subsequent Committee approval, be granted a new option when the payment of the exercise price of the original option, or the payment of tax withholdings, is made through the delivery to us of shares held by such participant. The reload option will be a fully vested option to purchase the number of shares provided as consideration for the exercise price and in payment of taxes in connection with the exercise of the original option, will have a per share exercise price equal to the fair market value of a share as of the date of exercise of the original option, and will otherwise have terms and conditions as contained in the original option. Reload options do not increase the net equity position of a participant and an option grant may only be reloaded once. We have not granted options with reload features since March 1, 2004, and we do not intend to grant options with reload features in the future. In order to honor our contractual obligation to issue a reload option upon a qualifying exercise of the outstanding options with reload features, the 1999 Plan will remain available for such grants.

Acceleration of Awards, Lapse of Restrictions

The Committee may accelerate vesting requirements, performance periods, and the expiration of the applicable term or restrictions, and adjust performance targets and payments, upon such terms and conditions as are set forth in the participant's agreement, or otherwise in the Committee's discretion, which may include, without limitation, acceleration resulting from a "change of control" or a "fundamental change" (as those terms are defined in the 2010 Plan), or the participant's death, disability, or retirement.

Duration, Adjustments, Modifications, Terminations

The 2010 Plan provides that all awards are subject to agreements containing the terms and conditions of the awards. Such agreements will be entered into by the recipients of the awards and the Company on or after the time the awards are granted and are subject to amendment, including unilateral amendment by the Committee, unless such amendments are determined by the Committee to be materially adverse to the participant and are not required as a matter of law. No amendment shall reduce the exercise price of, or "reprice," any outstanding award, without shareholder approval. The 2010 Plan prohibits amendments to options or stock appreciation rights that provide for a cash buyout of any such award that is not "in the money" or that makes any option or stock appreciation right subject to a voluntary surrender and subsequent regrant of an "in the money" option or stock appreciation right.

The 2010 Plan will remain in effect until the tenth anniversary of its effectiveness, which will occur upon shareholder approval, or such earlier date on which the 2010 Plan is terminated. The 2010 Plan also gives the Board the right to amend, modify, terminate or suspend the Plan, except that amendments to the Plan are subject to shareholder approval if needed to comply with the New York Stock Exchange listing rules.

In the event of a "fundamental change," recapitalizations, stock dividends, stock splits, or other relevant changes, the Committee has the discretion to adjust the number and type of shares available for awards or the number and type of shares and amount of cash subject to outstanding awards, the option exercise price of outstanding options, and outstanding awards of performance units and payments with regard thereto. Adjustments in performance targets and payments on performance units are also permitted upon the occurrence of such events as may be specified in the related agreements, which may include a "change of control." Under the 2010 Plan, the Committee may cancel outstanding options and stock appreciation rights generally in exchange for cash payments to the recipients in the event of a "fundamental change" (defined as certain dissolutions, liquidations, mergers, consolidations, statutory share exchanges, or other similar events involving the Company).

Federal Tax Considerations

The following summary sets forth the tax events generally expected for United States citizens under current United States federal income tax laws in connection with awards under the 2010 Plan.

Incentive Stock Options. A recipient will realize no taxable income, and we will not be entitled to any related deduction, at the time an incentive stock option is granted under the 2010 Plan. If certain statutory employment and holding period conditions are satisfied before the recipient disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option, and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a recipient will be a long-term capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a recipient after the expiration of the statutory holding periods.

Except in the event of death, if shares acquired by a recipient upon the exercise of an incentive stock option are disposed of by such recipient before the expiration of the statutory holding periods (a "disqualifying disposition"), such recipient will be considered to have realized as compensation, taxable as ordinary income in the year of disposition, an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction at the same time and in the same amount as the recipient is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation or any loss realized on the disposition will constitute capital gain or loss, respectively. Such capital gain or loss will be long-term or short-term based upon how long the shares were held. If the recipient pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the recipient will be treated as having made a disqualifying disposition of such shares, and the tax consequence of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes, an incentive stock option will be treated as if it were a non-qualified stock option, the tax consequences of which are discussed below.

Non-Qualified Stock Options. A recipient will realize no taxable income, and we will not be entitled to any related deduction, at the time a non-qualified stock option is granted under the 2010 Plan. At the time of exercise of a non-qualified stock option, the recipient will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the recipient will be taxed as a capital gain or loss, long-term or short-term, based upon how long the shares are held.

Stock Appreciation Rights and Performance Units. Generally: (a) the recipient will not realize income upon the grant of a stock appreciation right or performance unit award; (b) the recipient will realize ordinary income, and we will be entitled to a corresponding deduction, in the year cash or shares of Common Stock are delivered to the recipient upon exercise of a stock appreciation right or in payment of the performance unit award; and (c) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of Common Stock received on the date of issuance. The federal income tax consequences of a disposition of unrestricted shares received by the recipient upon exercise of a stock appreciation right or in payment of a performance unit award are the same as described below with respect to a disposition of unrestricted shares.

Restricted and Unrestricted Stock. Unless the recipient files an election to be taxed under Section 83(b) of the Code: (a) the recipient will not realize income upon the grant of restricted stock; (b) the recipient will realize ordinary income, and we will be entitled to a corresponding deduction, when the restrictions have been removed or expire; and (c) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the recipient files an election to be taxed under Section 83(b) of the Code, the tax consequences to the recipient will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions.

With respect to awards of unrestricted stock: (a) the recipient will realize ordinary income, and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock and (b) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of grant.

When the recipient disposes of restricted or unrestricted stock, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss, long-term or short-term, based upon how long the shares are held.

Withholding. The 2010 Plan permits us to withhold from awards an amount sufficient to cover any required withholding taxes. In lieu of cash, the Committee may permit a participant to cover withholding obligations through a reduction in the number of shares to be delivered to such participant or by delivery of shares already owned by the participant.

The Board of Directors recommends a vote FOR approval of the 2010 Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares of the Company's Common Stock that may be issued under the Company's equity compensation plans, as of December 31, 2009.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))
Equity compensation plans approved by security holders....	1,561,013	$15.96	507,162
Equity compensation plans not approved by security holders....	0	0	0
Total	1,561,013	$15.96	507,162

(1) Amount includes outstanding awards under the 1995 Stock Incentive Plan, the 1997 Non-Employee Director Stock Option Plan, the 1999 Stock Incentive Plan, and the 2007 Stock Incentive Plan, each as amended (the "Plans"). Amount includes shares of Common Stock that may be issued upon exercise of outstanding stock options under the Plans. Amount also includes shares of Common Stock that may be paid in cash upon exercise of outstanding stock appreciation rights under the Plans. Amount also includes shares of Common Stock that may be issued upon settlement of deferred stock units (phantom stock) under the Plans. Stock appreciation rights and deferred stock units may be settled in cash, stock or a combination of both. Column (a) includes the maximum number of shares that could be issued upon a complete distribution of all outstanding stock options, stock appreciation rights, and deferred stock units.

(2) Column (b) includes the weighted-average exercise price for outstanding stock options and stock appreciation rights.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 1, 2010, information regarding beneficial ownership (including shares subject to options and other convertible securities that are exercisable, will become exercisable, or otherwise will be settled within 60 days of March 1, 2010) by:

- Beneficial owners of more than 5% of our Common Stock,
- Ownership by directors and director nominees,
- Ownership by the Named Executives as listed in the Summary Compensation Table, and
- Ownership by all directors and all executive officers as a group.

Except as otherwise noted, the shareholders listed have sole voting and investment powers with respect to the Common Stock owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[1]
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	2,167,700 shares in aggregate. Royce & Associates, LLC has sole voting power for 2,167,700 shares, shared voting power for 0 shares, sole investment authority for 2,167,700 shares, and shared investment authority for 0 shares.[2][4]	11.53%
Keeley Asset Management Corp. 401 South LaSalle Street Chicago, IL 60605	1,947,740 shares in aggregate. Keeley Asset Management has sole voting power for 1,898,530 shares, shared voting power for 0 shares, sole investment authority for 1,947,740 shared, and shared investment authority for 0 shares.[2][6]	10.36%
Vanguard Fiduciary Trust Company 500 Admiral Nelson Blvd. Malvern, PA 19355	1,863,128 shares in aggregate. Vanguard has sole voting power for 0 shares, shared voting power for 1,863,128 shares, sole investment authority for 0 shares, and shared investment authority for 1,863,128 shares.[2][3]	9.91%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,116,900 shares in aggregate. T. Rowe Price Associates, Inc. has sole voting power for 104,300 shares, shared voting power for 0 shares, sole investment authority for 1,116,900 shares, and shared investment authority for 0 shares.[2][7]	5.94%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,003,639 shares in aggregate. BlackRock, Inc. has sole voting power for 1,003,639 shares, shared voting power for 0 shares, sole investment authority for 1,003,639 shares, and shared investment authority for 0 shares.[2][5]	5.34%
H. Chris Killingstad	233,619 shares[8][9]	1.23%
Thomas Paulson	37,485 shares[8][10]	*
Karel Huijser	35,580 shares[11]	*
Don B. Westman	29,858 shares[8][12]	*
Thomas J. Dybsky	88,066 shares[8][13]	*
William F. Austen	7,934 shares[14]	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[1]
Jeffrey A. Balagna	16,599 shares[15]	*
Carol S. Eicher	3,014 shares[16]	*
James T. Hale	33,443 shares[17]	*
David Mathieson	16,031 shares[18]	*
Donal L. Mulligan	547 shares	*
Stephen G. Shank	34,684 shares[19]	*
Steven A. Sonnenberg	13,025 shares[20]	*
David S. Wichmann	1,039 shares	*
All Directors and executive officers as a group (17 persons)	646,287 shares[8][21]	3.36%

(1) An asterisk in the column listing the percentage of shares beneficially owned indicates the person owns less than 1% of the total.

(2) The information set forth above as to the Amount and Nature of Beneficial Ownership is based upon Schedule 13G statements filed with the Securities and Exchange Commission reflecting beneficial ownership as of December 31, 2009.

(3) This number includes shares held in trust as of December 31, 2009, for the benefit of employees in certain of the Company's employee benefit plans, all of which have been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants. Shares held by the trustee on behalf of the plans as to which participants have made no timely voting directions are voted by the plan trustee in the same proportions as shares for which directions are received. Shares held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans. For tender decisions, if no instruction is received from a participant, the shares will not be tendered.

(4) Includes various accounts managed by Royce & Associates, LLC, which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company.

(5) BlackRock, Inc., completed an acquisition of Barclays Global Investors, NA, and certain of its affiliates ("BG Entities") on December 1, 2009. The BGI Entities are now included as subsidiaries of BlackRock, Inc., for purposes of Schedule 13G filings.

(6) Keeley Small Cap Value Fund, a series of Keeley Funds, Inc., does not have or share voting or investment authority, but shares beneficial ownership over 1,525,000 of the shares.

(7) T. Rowe Price Associates, Inc. and its related entities are deemed to beneficially own the shares as an investment advisor to many unrelated clients. The T. Rowe Price entities share power to make decisions whether to retain or dispose and vote the shares.

(8) Includes shares allocated to the individual or group under the Tennant Profit Sharing and ESOP Plan.

(9) Includes 156,151 shares covered by currently exercisable options granted to Mr. Killingstad.

(10) Includes 26,198 shares covered by currently exercisable options granted to Mr. Paulson.

(11) Includes 25,086 shares covered by currently exercisable options granted to Mr. Huijser.

(12) Includes 18,606 shares covered by currently exercisable options granted to Mr. Westman.

(13) Includes 73,538 shares covered by currently exercisable options granted to Mr. Dybsky.

(14) Includes 3,105 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Austen.

(15) Includes 8,667 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Balagna.

(16) Includes 466 shares covered by currently exercisable options granted to Ms. Eicher.

(17) Includes 18,667 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Hale.

(18) Includes 3,681 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Mathieson.

(19) Includes 20,467 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Shank.

(20) Includes 6,151 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Sonnenberg.

(21) Includes 423,350 shares covered by currently exercisable options or options exercisable within 60 days, granted to executive officers (including Named Executives) and directors of our Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires that our directors and executive officers file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Directors and executive officers are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of these forms furnished to us, and written representations from the directors and executive officers, all Section 16(a) filing requirements were met for the year ending December 31, 2009, except for:

- Form 4s for Ms. Eicher and Messrs. Austen, Balagna, Hale, Mathieson, Shank and Sonnenberg relating to the non-management director restricted stock and options granted on May 12, 2009, were filed on January 8, 2010.
- Form 4 for Mr. Huijser relating to stock options, restricted stock units and a restricted stock grant under the 2009 LTIP awarded on February 27, 2009, was filed on January 14, 2010.

Related-Person Transaction Approval Policy

In February 2007, our Board adopted a written related-person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of certain related-person transactions. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company or an executive is a participant and in which a related person has a direct or indirect interest, but exempts the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person" (provided such compensation was approved by the Board or a Committee of the Board, if such approval was required);
- Transactions available to all employees or all shareholders of our Company on the same terms; and
- Transactions which, when aggregated with the amount of all other transactions between the related person and our Company, involve less than $120,000 in a fiscal year.

Our Board must approve any related person transaction subject to this policy before commencement of the related person transaction or, if the transaction is not identified prior to its commencement, the transaction must be submitted to our Board for ratification. The Board will analyze the following factors, in addition to any other factors the Committee deems appropriate, in determining whether to approve a related person transaction:

- Whether the terms are fair to our Company;
- Whether the transaction is material to our Company;
- The role the related person has played in arranging the related person transaction;

- The structure of the related-person transaction; and
- The interests of all related persons in the related-person transaction.

The Board may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person taking such precautionary actions as the Board deems appropriate.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2011 Annual Meeting should be sent to our Corporate Secretary at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440-1452. Proposals must be received on or before November 19, 2010, to be eligible for inclusion in our Proxy Statement and form of Proxy relating to that meeting.

Shareholder proposals intended to be presented at the 2011 Annual Meeting, but not intended to be included in the Proxy Statement or form of Proxy for the meeting, must be received on or before January 28, 2011. Proxies solicited by our Board for that Annual Meeting will authorize the named Proxies on the Proxy Card to use their discretion in voting the Proxies when any such proposals are presented at the meeting.

See *Director Nomination Process* for information and requirements on how to recommend a potential director candidate person for consideration by the Governance Committee.

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APPENDIX A

Tennant Company
2010 Stock Incentive Plan

Tennant Company
2010 Stock Incentive Plan

1. **Purpose.** The purpose of the Tennant Company 2010 Stock Incentive Plan (the "Plan") is to promote the interests of the Company and its shareholders by providing key personnel of the Company and its Affiliates with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of the Company and its Affiliates. In addition, the opportunity to acquire a proprietary interest in the Company will aid in attracting and retaining key personnel of outstanding ability. The Plan is also intended to provide Non-Employee Directors with an opportunity to acquire a proprietary interest in the Company, to compensate Non-Employee Directors for their contribution to the Company and to aid in attracting and retaining Non-Employee Directors.

2. **Definitions.**

2.1 The capitalized terms used elsewhere in the Plan have the meanings set forth below.

(a) "Affiliate" means any corporation that is a "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Code Sections 424(e) and (f), or any successor provisions, and, for purposes other than the grant of Incentive Stock Options, any joint venture in which the Company or any such "parent corporation" or "subsidiary corporation" owns an equity interest.

(b) "Agreement" means a written contract (i) consistent with the terms of the Plan entered into between the Company or an Affiliate and a Participant and (ii) containing the terms and conditions of an Award in such form and not inconsistent with the Plan as the Committee shall approve from time to time, together with all amendments thereto, which amendments may be unilaterally made by the Company (with the approval of the Committee) unless such amendments are deemed by the Committee to be materially adverse to the Participant and not required as a matter of law.

(c) "Award" or "Awards" means a grant made under the Plan in the form of Restricted Stock, Options, Stock Appreciation Rights, Performance Units, Stock or any other stock-based award.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" shall mean termination for (i) the Participant's material breach of any confidentiality, non-disclosure, non-solicitation, non-competition, invention assignment or similar agreement; (ii) an act or acts of dishonesty undertaken by the Participant and intended to result in gain or personal enrichment of the Participant at the expense of the Company; (iii) persistent failure by the Participant to perform the duties of the Participant's employment, which failure is demonstrably willful and deliberate on the part of the Participant and constitutes gross neglect of duties by the Participant; or (iv) the indictment or conviction of the Participant for a felony if the act or acts constituting the felony are substantially detrimental to the Company or its reputation.

(f) "Change of Control" means one of the following:

(i) a majority of the directors of the Company shall be persons other than persons

(A) for whose election proxies shall have been solicited by the Board, or

(B) who are then serving as directors appointed by the Board to fill vacancies on the Board caused by death or resignation (but not by removal) or to fill newly created directorships;

(ii) 35% or more of (1) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("Outstanding Company Voting Securities") or (2) the then outstanding Shares of Stock ("Outstanding Company Common Stock") are acquired or beneficially owned (as defined in Rule 13d-3 under the Exchange Act, or any successor rule thereto) by any individual, entity or group (within the meaning of Section 13d(3) or 14(d)(2) of the Exchange Act), provided, however, that the following acquisitions and beneficial ownership shall not constitute Changes of Control pursuant to this Section 2(f)(ii):

(A) any acquisition or beneficial ownership by the Company or a subsidiary of the Company, or

(B) any acquisition or beneficial ownership by any employee benefit plan (or related trust) sponsored or maintained by the Company or one or more of its subsidiaries, or

(C) any acquisition or beneficial ownership by a parent entity of the Company (after giving effect to the merger or statutory share exchange) or its wholly owned subsidiaries, as long as they shall remain wholly owned subsidiaries, directly or indirectly of 100% of the Outstanding Company Voting Securities as a result of a merger or statutory share exchange that complies with Section 2(f)(iii)(A)(1), (2) and (3) or the exception in Section 2(f)(iii)(B) in all respects;

(iii) the Company consummates

(A) a merger of the Company with or into another entity, other than a merger in which

(1) the persons who were the beneficial owners, respectively, of the Outstanding Company Voting Securities and Outstanding Company Common Stock immediately prior to such merger beneficially own, directly or indirectly, immediately after the merger, more than 50% of, respectively, the then outstanding common stock and the then outstanding voting power of the voting securities (or comparable equity interests) of the surviving entity in the merger or its direct or indirect parent entity in substantially the same proportions (except for those exercising statutory dissenters' rights) as their ownership of the Outstanding Company Voting Securities and Outstanding Company Common Stock immediately prior to the merger,

(2) if voting securities of the direct or indirect parent entity of the Company (after giving effect to the merger) are exchanged for Outstanding Company Voting Securities in the merger, all holders of any class or series of Outstanding Company Voting Securities immediately prior to the merger have the right to receive substantially the same per share consideration in exchange for their Outstanding Company Voting Securities as all other holders of such class or series (except for those exercising statutory dissenters' rights), and

(3) no individual, entity or group (other than a direct or indirect, parent entity that, after giving effect to the merger, directly or indirectly through one or more wholly owned subsidiaries, beneficially owns 100% of the outstanding voting securities of the entity resulting from the merger) beneficially owns, directly or indirectly, immediately after the merger, 35% or more of the voting power of the outstanding voting securities or the outstanding common stock of the entity (or comparable equity interests) resulting from the merger.

(B) an exchange, pursuant to a statutory exchange of Outstanding Company Voting Securities held by shareholders of the Company immediately prior to the exchange, of shares of one or more classes or series of Outstanding Company Voting Securities for cash, securities or other property, except for voting securities of a direct or indirect parent entity of the Company (after giving effect to the statutory share exchange) owning directly, or indirectly through wholly owned subsidiaries, both beneficially and of record 100% of the Outstanding Company Voting Securities immediately after the statutory share exchange if (1) the persons who were the beneficial owners, respectively, of the Outstanding Company Voting Securities and the Outstanding Common Stock of the Company immediately before such statutory share exchange own, directly or indirectly, immediately after the statutory share exchange more than 50% of, respectively, the voting power of the then outstanding voting securities and the then outstanding common stock (or comparable equity interests) of such parent entity, and (2) all holders of any class or series of Outstanding Company Voting Securities immediately prior to the statutory share exchange have the right to receive substantially the same per share consideration in exchange for their Outstanding Company Voting Securities as all other holders of such class or series (except for those exercising statutory dissenters' rights), or

(C) a sale or other disposition of all or substantially all of the assets of the Company (in one transaction or a series of transactions); or

(iv) the shareholders of the Company approve a definitive agreement or plan to liquidate or dissolve the Company.

Notwithstanding anything herein stated, no Change of Control shall be deemed to occur unless it would be deemed to constitute a change in ownership or effective control, or a change in the ownership of a substantial portion of the assets, of a business under Section 409A of the Code.

(g) "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute, and the regulations promulgated thereunder.

(h) "Committee" means two or more Non-Employee Directors designated by the Board to administer the Plan under Section 3.1 and constituted so as to permit grants thereby to comply with Exchange Act Rule 16b-3 and Code Section 162(m), each member of which shall be (i) an independent director within the meaning of Rule 303A of the New York Stock Exchange Listed Company Manual, (ii) considered a non-employee director within the meaning of Exchange Act Rule 16b-3 or its successor provision and (iii) an outside director for purposes of Code Section 162(m).

(i) "Company" means Tennant Company, a Minnesota corporation, or any successor to all or substantially all of its businesses by merger, consolidation, purchase of assets or otherwise.

(j) "Deferred Stock Unit" or "DSU" means a derivative security, the value of which will be equal to the value of a Share, having such characteristics as the Committee may determine.

(k) "Disability" means the disability of a Participant such that the Participant is considered disabled under any retirement plan of the Company which is qualified under Section 401 of the Code, or as otherwise determined by the Committee.

(l) "Employee" means an employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time or any successor statute.

(n) "Exchange Act Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as now in force and in effect from time to time or any successor regulation.

(o) "Fair Market Value" as of any date means, unless otherwise expressly provided in the Plan:

(i) the closing sale price of a Share on the date immediately preceding that date or, if no sale of the Company's Shares shall have occurred on that date, on the next preceding day on which a sale of Shares occurred

(A) on the composite tape for New York Stock Exchange listed shares, or

(B) if the Shares are not listed on the composite tape for New York Stock Exchange listed shares, on the principal securities exchange or other system on which the Shares are then listed or traded,

(ii) if clause (i) is inapplicable, what the Committee determines in good faith to be 100% of the fair market value of a Share on that date, using such criteria as it shall determine, in its sole discretion, to be appropriate for valuation.

However, if the applicable securities exchange or system has closed for the day at the time the event occurs that triggers a determination of Fair Market Value, whether the grant of an Award, the exercise of an Option or Stock Appreciation Right or otherwise, all references in this paragraph to the "date immediately preceding that date" shall be deemed to be references to "that date." In the case of an Incentive Stock Option, if this determination of Fair Market Value is not consistent with the then-current regulations of the Secretary of the Treasury, Fair Market Value shall be determined in accordance with those regulations. The determination of Fair Market Value shall be subject to adjustment as provided in Section 16.

(p) "Fundamental Change" means a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company, a merger or consolidation of the Company with or into any other corporation, regardless of whether the Company is the surviving corporation, or a statutory share exchange involving capital stock of the Company.

(q) "Incentive Stock Option" means any Option designated as such and granted in accordance with the requirements of Code Section 422 or any successor provision.

(r) "Insider" as of a particular date means any person who, as of that date is an officer of the Company as defined under Exchange Act Rule 16a-1(f) or its successor provision.

(s) "Non-Employee Director" means a member of the Board who is not an Employee.

(t) "Non-Statutory Stock Option" means an Option other than an Incentive Stock Option.

(u) "Option" means a right to purchase Stock, including both Non-Statutory Stock Options and Incentive Stock Options.

(v) "Participant" means a person or entity to whom an Award is or has been made in accordance with the Plan.

(w) "Performance-Based Compensation" means an Award to a "covered officer" (as defined in Section 162(m)(3) of the Code) that is intended to constitute "performance-based compensation" within the meaning of Section 162(m)(4)(c) of the Code.

(x) "Performance Period" means the period of time as specified in an Agreement over which Performance Units or any other Award subject to Performance Measures are to be earned.

(y) "Performance Measures" means the performance measures established by the Committee in connection with the grant of an Award. In the case of such grants intended to constitute Performance-Based Compensation, the Performance Measures shall consist of one or any combination of two or more of earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), economic profit, inventory, total or net operating asset turnover, operating income, total shareholder return, return on equity and pre-tax and pre-interest expense return on average invested capital, each of which may be expressed on a current measure, a growth rate or relative to a designated peer group or index of comparable companies, and any such targets may relate to one or any combination of two or more of corporate, group, unit, division, Affiliate or individual performance.

(z) "Performance Units" means an Award made pursuant to Section 11.

(aa) "Plan" means this Tennant Company 2010 Stock Incentive Plan, as may be amended and in effect from time to time.

(bb) "Restricted Stock" means Stock granted under Section 7 so long as such Stock remains subject to one or more restrictions.

(cc) "Retirement" means termination of employment, other than for Cause, on or after age 55, provided the Employee has been employed by the Company and/or one or more Affiliates for at least ten years, or termination of employment on or after age 62.

(dd) "Section 16" or "Section 16(b)" means Section 16 or Section 16(b), respectively, of the Exchange Act or any successor statute and the rules and regulations promulgated thereunder as in effect and as amended from time to time.

(ee) "Share" means a share of Stock.

(ff) "Stock" means the common stock, par value $0.375 per share (subject to adjustment from time to time), of the Company.

(gg) "Stock Appreciation Right" means a right, the value of which is determined in relation to the appreciation in value of Shares pursuant to an Award granted under Section 10.

(hh) "Subsidiary" means a "subsidiary corporation," as that term is defined in Code Section 424(f) or any successor provision.

(ii) "Successor" with respect to a Participant means the legal representative of an incompetent Participant, and if the Participant is deceased, the estate of the Participant or the person or persons who may, by bequest or inheritance, or pursuant to the terms of an Award, acquire the right to exercise an Option or Stock Appreciation Right or to receive cash and/or Shares issuable in satisfaction of an Award in the event of the Participant's death.

(jj) "Term" means the period during which an Option or Stock Appreciation Right may be exercised or the period during which the restrictions or terms and conditions placed on Restricted Stock or any other Award are in effect.

(kk) "Transferee" means any "family member" (as defined by the general instructions to Form S-8 under the Securities Act of 1933) of the Participant.

2.2 Gender and Number. Except when otherwise indicated by the context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

3. Administration and Indemnification.

3.1 Administration.

(a) The Committee shall administer the Plan. The Committee shall have exclusive power to (i) make Awards, (ii) determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan, and (iii) determine whether, to what extent and under what circumstances, Awards may be settled, paid or exercised in cash, Shares or other Awards, or other property, or canceled, forfeited or suspended. Each Award shall be subject to an Agreement authorized by the Committee. A majority of the members of the Committee shall constitute a quorum for any meeting of the Committee, and acts of a majority of the members present at any meeting at which a quorum is present or the acts unanimously approved in writing by all members of the Committee shall be the acts of the Committee.

(b) Solely for purposes of determining and administering Awards to Participants who are not Insiders, the Committee may delegate all or any portion of its authority under the Plan to one or more persons who are not Non-Employee Directors.

(c) To the extent within its discretion and subject to Sections 15 and 16, the Committee may amend the terms and conditions of any outstanding Award.

(d) It is the intent that the Plan and all Awards granted pursuant to it shall be administered by the Committee so as to permit the Plan and Awards to comply with Exchange Act Rule 16b-3, except in such instances as the Committee, in its discretion, may so provide.

If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 3.1(d), that provision to the extent possible shall be interpreted and deemed amended in the manner determined by the Committee so as to avoid the conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed void as applicable to Insiders to the extent permitted by law and in the manner deemed advisable by the Committee.

(e) The Committee's interpretation of the Plan and of any Award or Agreement made under the Plan and all related decisions or resolutions of the Board or Committee shall be final and binding on all parties with an interest therein. Consistent with its terms, the Committee shall have the power to establish, amend or waive regulations to administer the Plan. In carrying out any of its responsibilities, the Committee shall have discretionary authority to construe the terms of the Plan and any Award or Agreement made under the Plan.

3.2 Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, and any other person to whom the Committee delegates authority under the Plan, shall be indemnified and held harmless by the Company, to the extent permitted by law, against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act, made in good faith, under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit or proceeding against such person, provided such person shall give the Company an opportunity, at the Company's expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. Shares Available Under the Plan.

(a) The number of Shares available for distribution under the Plan shall not exceed 1,000,000 (subject to adjustment pursuant to Section 4(d) and Section 16). Any Shares made subject to Awards of Options or Stock Appreciation Rights shall be counted against this number as one (1) Share for every one (1) Share granted. Any shares of Common Stock granted as an Award other than Options or Stock Appreciation Rights shall be counted against this number as one and fifty-one hundredths (1.51) Shares for every one (1) Share granted. The Shares issued under the Plan may come from authorized and unissued shares or shares purchased in the open market.

(b) Any Shares subject to the terms and conditions of an Award under the Plan that are not used because the terms and conditions of the Award are not met may again be used for an Award under the Plan; provided however, that the gross number of Shares with respect to which a Stock Appreciation Right has been exercised may not again be awarded under the Plan if such exercise has been settled in Shares.

(c) Any unexercised or undistributed portion of any terminated, expired, exchanged, or forfeited Award, or any Award settled in cash in lieu of Shares shall be available for further Awards.

(d) The provisions of Section 4(b) and 4(c) shall also apply to any awards granted under the Tennant Company 2007 Stock Incentive Plan that are outstanding on the effective date of the Plan.

(e) For the purposes of computing the total number of Shares granted under the Plan, the following rules shall apply to Awards payable in Shares where appropriate:

(i) each Award shall be deemed to be the equivalent of the maximum number of Shares that may be issued upon exercise of the particular Award;

(ii) an Award payable in some other security shall be deemed to be equal to the number of Shares to which it relates;

(iii) where the number of Shares available under the Award is variable on the date it is granted, the number of Shares shall be deemed to be the maximum number of Shares that could be received under that particular Award until the Award is settled; and

(iv) where two or more types of Awards (all of which are payable in Shares) are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, each such joint Award shall be deemed to be the equivalent of the maximum number of Shares available under the largest single Award.

(f) Notwithstanding anything to the contrary contained herein, (i) Shares tendered in payment of an Option shall not be added to the total number of Shares available for grant under the Plan, (ii) Shares withheld by the Company to satisfy any tax withholding obligation shall not be added to the total number of Shares available for grant under the Plan, (iii) Shares that are repurchased by the Company with Option proceeds shall not be added to the total number of Shares available for grant under the Plan and (iv) all Shares covered by a Stock Appreciation Right, to the extent that it is exercised and settled in Shares, and whether or not Shares are actually issued to the Participant upon exercise of the Stock Appreciation Right, shall be considered issued under the Plan.

(g) No fractional Shares may be issued under the Plan; however, cash shall be paid in lieu of any fractional Share in settlement of an Award.

(h) The maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 1,000,000 (subject to adjustment pursuant to Section 16).

5. Eligibility. Participation in the Plan shall be limited to (i) Employees, (ii) individuals who are not Employees but who provide services to the Company or an Affiliate, including services provided in the capacity of a consultant, advisor or director, such as a Non-Employee Director and (iii) any individual the Company desires to induce to become an Employee or Non-Employee Director, provided that any such grant shall be contingent upon such individual becoming an Employee or Non-Employee Director, as the case may be. The granting of Awards is solely at the discretion of the Committee, except that Incentive Stock Options may only be granted to Employees. References herein to "employed," "employment" or similar terms (except "Employee") shall include the providing of services in any capacity or as a director. Neither the transfer of employment of a Participant between any of the Company or its Affiliates, nor a leave of absence granted to such Participant and approved by the Committee, nor any change in status from an Employee to a consultant of the Company shall be deemed a termination of employment for purposes of the Plan.

6. General Terms of Awards.

6.1 Amount of Award. Each Award shall be evidenced by a written or electronic Agreement setting forth the terms and conditions that apply to such Award. Each Agreement shall set forth the number of Shares of Restricted Stock, Stock or Performance Units subject to the Agreement, or the number of Shares to which the Option subject to the Agreement applies or with respect to which payment upon the exercise of the Stock Appreciation Right subject to the Agreement is to be determined, as the case may be, together with such other terms and conditions applicable to the Award (and not inconsistent with the Plan) as determined by the Committee acting in its sole discretion, which may include conditions on vesting, exercisability, lapsing of restrictions or payment that are tied to Performance Measures.

6.2 Vesting and Term. Each Agreement, other than those relating solely to Awards of Shares without restrictions, shall set forth the Term of the Award and any applicable Performance Period, but in no event shall the Term of an Award be longer than ten years after the date of grant. The Committee may provide for such vesting conditions as the Committee, in its sole discretion, may determine, provided that (i) no Award of Options or Stock Appreciation Rights may vest in full earlier than three years from the date of grant, (ii) the restrictions or conditions on an Award of Restricted Stock may not lapse in their entirety earlier than three years from the date of grant and

(iii) the Performance Cycle of a Performance Unit or other Award subject to Performance Measures may not be shorter than one year, except, in each of clauses (i) – (iii) above, in the case of (a) a shorter vesting period specifically approved by the Committee to attract a key executive to join the Company, (b) a shorter vesting period specifically approved in accordance with the Plan to attract or retain key employees, provided that Awards with respect to no more than 75,000 Shares shall be made in accordance with this clause (b), (c) upon a Change of Control if so provided by the Committee, (d) death, Disability or Retirement as provided in Section 6.4 or as otherwise provided by the Committee, (e) restricted stock issued in exchange for other compensation as approved by the Committee, (f) a substitute Award granted pursuant to Section 19, and (g) Awards issued to Non-Employee Directors. Acceleration of the vesting or exercisability of the Award, upon such terms and conditions as shall be set forth in the Agreement, which may, but need not, include, without limitation, acceleration in the event of the Participant's death, Disability or Retirement or the occurrence of a Change of Control or a Fundamental Change. Acceleration of the Performance Period of Performance Units shall be subject to Section 11.2.

6.3 Transferability. Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's Successor) may exercise an Option or Stock Appreciation Right, or receive payment with respect to Performance Units or any other Award. No Award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a Successor in the event of a Participant's death or pursuant to a qualified domestic relations order as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the rules thereunder; any attempted transfer in violation of this Section 6.3 shall be of no effect. Notwithstanding the immediately preceding sentence, the Committee, in an Agreement or otherwise at its discretion, may provide that the Award (other than Incentive Stock Options) may be transferable, to the extent permitted by law, to a Transferee if the Participant does not receive any consideration for the transfer. Any Award held by a Transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof to the Transferee. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death, Disability or termination of employment of a Participant the references to "Participant" shall mean the original grantee of an Award and not any Transferee.

6.4 Termination of Employment. Except as otherwise determined by the Committee or provided by the Committee in an Agreement, in case of a Participant's termination of employment with the Company and all of its Affiliates, the following provisions shall apply:

(a) **Options and Stock Appreciation Rights**

(i) **Death or Disability.** If a Participant who has been granted an Option or Stock Appreciation Rights shall die or if a Participant's employment terminates because of Disability before such Option or Stock Appreciation Rights have expired, the Option or Stock Appreciation Rights shall become exercisable in full, and may be exercised by the Participant's Successor at any time, or from time to time, within one year after the date of the Participant's death or termination or employment due to Disability.

(ii) **Retirement.** If a Participant's employment terminates because of Retirement, the Option or Stock Appreciation Rights shall become exercisable in full, and the Participant may exercise his or her Options or Stock Appreciation Rights at any time, or from time to time, within three months after the date of such termination if such termination results from the Participant's Retirement; provided that if the Participant has provided the Company with six months' prior written notice of the Participant's intention to Retire, and if there are no special payments made by the Company as a retirement incentive or inducement, then the Options or Stock Appreciation Rights may be exercised at any time within five years after the Participant's employment by the Company terminates due to Retirement.

(iii) **Cause.** If a Participant's employment is terminated for Cause, the Award shall terminate immediately upon such termination for Cause.

(iv) **Reasons other than Death, Disability, Retirement or Cause.** If a Participant's employment terminates for any reason other than death, Disability, Retirement or Cause, the unexercisable portion of any Award held by such Participant shall terminate at the date of termination of employment and any portion of such Award that was exercisable immediately prior to such termination shall remain exercisable for three months after termination of the Participant's employment. If the Participant is a Non-Employee Director, the Option or Stock Appreciation Right shall remain exercisable until the expiration of the Term after such Non-Employee Director ceases to be a director of the Company but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to such Non-Employee Director ceasing to be a director.

(v) Notwithstanding the foregoing Sections 6.4(a)(i), (ii), (iii) and (iv), in no event shall an Option or a Stock Appreciation Right be exercisable after the expiration of the Term of such Award. Any Option or Stock Appreciation Right that is not exercised within the periods set forth in Sections 6.4 (i), (ii), (iii) and (iv), except as otherwise provided by the Committee in the applicable Agreement, shall terminate as of the end of the periods described in such Sections.

(b) **Performance Units.** If a Participant's employment with the Company or any of its Affiliates terminates during a Performance Period because of death, Disability or Retirement, or under other circumstances provided by the Committee in its discretion in the applicable Agreement or otherwise, the Participant shall be entitled to a payment of Performance Units at the end of the Performance Period based upon the extent to which achievement of Performance Measures was satisfied at the end of such period (as determined at the end of the Performance Period) and prorated for the portion of the Performance Period during which the Participant was employed by the Company or any Affiliate. Except as provided in this Section 6.4(b) or in the applicable Agreement, if a Participant's employment terminates with the Company and all of its Affiliates during a Performance Period, then such Participant shall not be entitled to any payment with respect to that Performance Period.

(c) **Restricted Stock Awards.** In case of a Participant's death, Disability or Retirement, the Participant shall be entitled to receive a number of Shares of Restricted Stock under outstanding Awards that has been prorated for the portion of the Term of the Awards during which the Participant was employed by the Company and its Affiliates, and, with respect to such Shares, all restrictions shall lapse. Any Shares of Restricted Stock as to which restrictions do not lapse under the preceding sentence shall terminate at the date of the Participant's termination of employment and such Shares of Restricted Stock shall be forfeited to the Company.

6.5 Rights as Shareholder. Each Agreement shall provide that a Participant shall have no rights as a shareholder with respect to any securities covered by an Award unless and until the date the Participant becomes the holder of record of the Stock, if any, to which the Award relates.

6.6 Performance-Based Awards. Any Award may be granted as a performance-based Award if the Committee establishes one or more Performance Measures upon which vesting, the lapse of restrictions or settlement in cash or Shares is contingent. With respect to any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall establish and administer Performance Measures in the manner described in Section 162(m) of the Code and the then current regulations of the Secretary of the Treasury.

7. Restricted Stock Awards.

(a) An Award of Restricted Stock under the Plan shall consist of Shares subject to restrictions on transfer and conditions of forfeiture, which restrictions and conditions shall be included in the applicable Agreement. The Committee may provide for the lapse or waiver of any such restrictions or conditions based on such factors or criteria as the Committee, in its sole discretion, may determine.

(b) Except as otherwise provided in the applicable Agreement, the Shares subject to the Award of Restricted Stock shall be issued in the name of the Participant and each Stock certificate issued with respect to an Award of Restricted Stock shall either be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, or the Stock certificate or book-entry shall bear such legends with respect to the restricted nature of the Restricted Stock evidenced thereby as shall be provided for in the applicable Agreement.

(c) Upon the lapse of the restrictions and conditions, unrestricted Shares shall be issued to the Participant or a Successor or Transferee.

(d) A Participant or a Transferee with a Restricted Stock Award shall have all the other rights of a shareholder including, but not limited to, the right to receive dividends and the right to vote the Shares of Restricted Stock.

8. Other Awards. The Committee may from time to time grant Stock and other Awards under the Plan including, without limitation, those Awards pursuant to which Shares are or may in the future be acquired, Awards denominated in Stock units, securities convertible into Stock and phantom securities. The Committee, in its sole discretion, shall determine the terms and conditions of such Awards provided that such Awards shall not be inconsistent with the terms and purposes of the Plan. The Committee may, at its sole discretion, direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate.

9. Stock Options.

9.1 Terms of All Options.

(a) An Option shall be granted pursuant to an Agreement as either an Incentive Stock Option or a Non-Statutory Stock Option. The purchase price of each Share subject to an Option shall be determined by the Committee and set forth in the Agreement, but shall not be less than the Fair Market Value of a Share as of the date the Option is granted (except as provided in Section 19).

(b) The purchase price of the Shares with respect to which an Option is exercised shall be payable in full at the time of exercise, provided that to the extent permitted by law, the Agreement may permit a Participant to simultaneously exercise Options and sell the Shares thereby acquired pursuant to a brokerage or similar relationship and use the proceeds from the sale as payment of the purchase price of the Shares. The purchase price may be paid in cash or, if the Committee so permits, through a reduction of the number of Shares delivered to the Participant upon exercise of the Option or delivery or tender to the Company of Shares (by actual delivery or attestation) held by such Participant (in each case, such Shares having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Shares being purchased pursuant to the Option), or a combination thereof, unless otherwise provided in the Agreement, provided that no fractional Shares will be issued or accepted. A Participant exercising an Option shall not be permitted to pay any portion of the purchase price with Shares if, in the opinion of the Committee, payment in such manner could have adverse financial accounting consequences for the Company.

(c) Each Option shall be exercisable in whole or in part on the terms provided in the Agreement. In no event shall any Option be exercisable at any time after the expiration of its Term. When an Option is no longer exercisable, it shall be deemed to have lapsed or terminated.

(d) No Participant may receive any combination of Options and Stock Appreciation Rights relating to more than 250,000 Shares in the aggregate pursuant to Awards in any year under this Plan.

9.2 Incentive Stock Options. In addition to the other terms and conditions applicable to all Options:

(a) the aggregate Fair Market Value (determined as of the date the Option is granted) of the Shares with respect to which Incentive Stock Options held by an individual first become exercisable in any calendar year (under the Plan and all other incentive stock option plans of the Company and its Affiliates) shall not exceed $100,000 (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option, and to the extent an Option or Options granted to a Participant exceed this limit the Option or Options shall be treated as a Non-Statutory Stock Option;

(b) an Incentive Stock Option shall not be exercisable more than ten years after the date of grant (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option;

(c) an Incentive Stock Option shall not be exercisable more than one year after termination of the Participant's employment with the Company and its Affiliates if the Participant's employment with the Company and its Affiliates terminates because of the Participant's death or Disability or more than three months after termination of the Participant's employment if the Participant's employment terminates for any reason other than death or Disability;

(d) the Agreement covering an Incentive Stock Option shall contain such other terms and provisions that the Committee determines necessary to qualify this Option as an Incentive Stock Option; and

(e) notwithstanding any other provision of the Plan to the contrary, no Participant may receive an Incentive Stock Option under the Plan if, at the time the Award is granted, the Participant owns (after application of the rules contained in Code Section 424(d), or its successor provision), Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries, unless (i) the option price for that Incentive Stock Option is at least 110% of the Fair Market Value of the Shares subject to that Incentive Stock Option on the date of grant and (ii) that Option is not exercisable after the date five years from the date that Incentive Stock Option is granted.

10. Stock Appreciation Rights. An Award of a Stock Appreciation Right shall entitle the Participant (or a Successor or Transferee), subject to terms and conditions determined by the Committee, to receive upon exercise of the Stock Appreciation Right all or a portion of the excess of (i) the Fair Market Value of a specified number of Shares as of the date of exercise of the Stock Appreciation Right over (ii) a specified price that shall not be less than 100% of the Fair Market Value of such Shares as of the date of grant of the Stock Appreciation Right. A Stock Appreciation Right may be granted in connection with part or all of, in addition to, or completely independent of an Option or any other Award under the Plan. If issued in connection with a previously or contemporaneously granted Option, the Committee may impose a condition that exercise of a Stock Appreciation Right cancels a pro rata portion of the Option with which it is connected and vice versa. Each Stock Appreciation Right may be exercisable in whole or in part on the terms provided in the Agreement. No Stock Appreciation Right shall be exercisable at any time after the expiration of its Term. When a Stock Appreciation Right is no longer exercisable, it shall be deemed to have lapsed or terminated. Upon exercise of a Stock Appreciation Right, payment to the Participant or a Successor or Transferee shall be made at such time or times as shall be provided in the Agreement in the form of cash, Shares or a combination of cash and Shares as determined by the Committee. The Agreement may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or Shares) may be made in the event of the exercise of a Stock Appreciation Right. No Participant may receive any combination of Options and Stock Appreciation Rights relating to more than 50,000 Shares in the aggregate pursuant to Awards in any year under this Plan.

11. Performance Units.

11.1 Initial Award.

(a) An Award of Performance Units under the Plan shall entitle the Participant or a Successor or Transferee to future payments of cash, Shares, DSUs or a combination thereof, as determined by the Committee, based upon the achievement of specified levels of one or more Performance Measures. The Agreement may establish that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target applicable to the Award. The Agreement shall also provide for the timing of the payment.

(b) Following the conclusion or acceleration of each Performance Period, the Committee shall determine the extent to which (i) Performance Measures have been attained, (ii) any other terms and conditions with respect to an Award relating to the Performance Period have been satisfied and (iii) payment is due with respect to an Award of Performance Units.

(c) No Participant may receive Performance Units (or Shares, cash or DSUs in payment therefor) relating to more than 100,000 Shares pursuant to Awards of Performance Units in any year under this Plan.

11.2 Acceleration and Adjustment. The Agreement may permit an acceleration of the Performance Period and an adjustment of Performance Measures and payments with respect to some or all of the Performance Units awarded to a Participant, upon the occurrence of certain events, which may, but need not include, without limitation, a Change of Control, a Fundamental Change, a recapitalization, a change in the accounting practices of the Company, a change in the Participant's title or employment responsibilities, the Participant's death, Disability or Retirement or, with respect to payments in Shares with respect to Performance Units, a reclassification, stock dividend, stock split or stock combination as provided in Section 16. The Agreement also may provide for a limitation on the value of an Award of Performance Units that a Participant may receive.

12. Effective Date and Duration of the Plan.

12.1 Effective Date. The Plan shall become effective on the date the Plan is approved by the requisite vote of shareholders at the 2010 Annual Meeting of Shareholders or any adjournment thereof.

12.2 Duration of the Plan. The Plan shall remain in effect until all Stock subject to it shall be distributed, all Awards have expired or lapsed, the Plan is terminated pursuant to Section 15, or the tenth anniversary of the date of shareholder approval of the Plan, whichever occurs first (the "Termination Date"); provided, however, that Awards made before the Termination Date may be exercised, vested or otherwise effectuated beyond the Termination Date unless limited in the Agreement or otherwise. The date and time of approval by the Committee of the granting of an Award shall be considered the date and time at which the Award is made or granted, unless the approval specifies an alternative grant date that is later than the date and time of approval.

12.3 Effect on Prior Plans. No new awards shall be granted to any Employee or Non-Employee Director under any other previously approved Company stock plan after the Plan becomes effective.

13. Plan Does Not Affect Employment Status.

(a) Status as an eligible Employee shall not be construed as a commitment that any Award will be made under the Plan to that eligible Employee or to eligible Employees generally.

(b) Nothing in the Plan or in any Agreement or related documents shall confer upon any Employee or Participant any right to continue in the employment of the Company or any Affiliate or constitute any contract of employment or affect any right that the Company or any Affiliate may have to change such person's compensation, other benefits, job responsibilities, or title, or to terminate the employment of such person with or without cause.

14. Tax Withholding. The Company shall have the right to withhold from any cash payment under the Plan to a Participant or other person (including a Successor or a Transferee) an amount sufficient to cover any required withholding taxes. The Company shall have the right to require a Participant or other person receiving Shares under the Plan to pay the Company a cash amount sufficient to cover any required withholding taxes before actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the individual to cover all or any part of the required withholdings through a reduction in the number of Shares delivered or a delivery or tender to the Company of Shares held by the Participant or other person, in each case valued in the same manner as used in computing the withholding taxes under applicable laws.

15. Amendment, Modification and Termination of the Plan and Agreements.

(a) Except as limited in (b) below, (i) the Board may at any time and from time to time terminate, suspend or modify the Plan and (ii) the Committee may at any time alter or amend any or all Agreements under the Plan to the extent permitted by law. Notwithstanding the foregoing, the Company shall submit any amendment of the Plan for shareholder approval if the rules of the New York Stock Exchange or other applicable laws or regulations require shareholder approval of such amendment.

(b) No termination, suspension, or modification of the Plan will materially and adversely affect any right acquired by any Participant or Successor or Transferee under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant in the Agreement or otherwise, or required as a matter of law; but it will be conclusively presumed that any adjustment for changes in capitalization provided for in Sections 11.2 or 16 does not adversely affect these rights. Except as provided in Section 16, in no event may any Option or Stock Appreciation Right granted under the Plan (i) be amended to decrease the exercise price or strike price thereof, as the case may be, (ii) be cancelled in conjunction with the grant of any new Option or Stock Appreciation Right with a lower exercise price or strike price, as the case may be, (iii) be amended to provide for a cash buyout of the Option or Stock Appreciation Right if such Option or Stock Appreciation Right is not "in the money," (iv) be subject to a voluntary surrender and subsequent grant of "in the money" Option or Stock Appreciation Right or (v) otherwise be subject to any action that would be treated, for accounting purposes or under the rules of the New York Stock Exchange, as a "repricing" of such Option or Stock Appreciation Right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with the rules of the New York Stock Exchange.

16. Adjustment for Changes in Capitalization. In the event of any equity restructuring (within the meaning of Statement of Financial Accounting Standards No. 123 (revised 2004), referred to as "FAS 123R") that causes the per Share value of Shares to change, such as a stock dividend or stock split, the Committee shall cause there to be made an equitable adjustment to the number and kind of Shares or other securities issued or reserved for issuance pursuant to the Plan and to outstanding Awards (including but not limited to the number and kind of Shares to which such Awards are subject, and the exercise or strike price of such Awards) to the extent such other Awards would not otherwise automatically adjust in the equity restructuring; provided, in each case, that with respect to Incentive Stock Options, no such adjustment shall be authorized to the extent that such adjustment would cause such Incentive Stock Options to violate Section 422(b) of the Code or any successor provision; provided further, that no such adjustment shall be authorized under this Section to the extent that such adjustment would cause an Award to be subject to adverse tax consequences under Section 409A of the Code. In the event of any other change in corporate capitalization, which may include a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code), or any partial or complete liquidation of the Company to the extent such events do not constitute equity restructurings or business combinations within the meaning of FAS 123R, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number. In no event shall an outstanding Award be amended for the sole purpose of decreasing the exercise or strike price thereof, except in accordance with Section 15(b) of the Plan.

17. Fundamental Change. In the event of a proposed Fundamental Change, the Committee may, but shall not be obligated to:

(a) if the Fundamental Change is a merger or consolidation or statutory share exchange, make appropriate provision for the protection of the outstanding Options and Stock Appreciation Rights by the substitution of options, stock appreciation rights and appropriate voting common stock of the corporation surviving any merger or consolidation or, if appropriate, the parent corporation of the Company or such surviving corporation; or

(b) at least ten days before the occurrence of the Fundamental Change, declare, and provide written notice to each holder of an Option or Stock Appreciation Right of the declaration, that each outstanding Option and Stock Appreciation Right, whether or not then exercisable, shall be canceled at the time of, or immediately before the occurrence of the Fundamental Change in exchange for payment to each holder of an Option or Stock Appreciation Right, within ten days after the Fundamental Change, of cash equal to (i) for each Share covered by the canceled Option, the amount, if any, by which the Fair MarketValue (as defined in this Section) per Share exceeds the exercise price per Share covered by such Option or (ii) for each Stock Appreciation Right, the price determined pursuant to Section 10, except that Fair Market Value of the Shares as of the date of exercise of the Stock Appreciation Right, as used in clause (i) of Section 10, shall be deemed to mean Fair Market Value for each Share with respect to which the Stock Appreciation Right is determined in the manner hereinafter referred to in this Section. At the time of the declaration provided for in the immediately preceding sentence, each Stock Appreciation Right and each Option shall immediately become exercisable in full and each person holding an Option or a Stock Appreciation Right shall have the right, during the period preceding the time of cancellation of the Option or Stock Appreciation Right, to exercise the Option as to all or any part of the Shares covered thereby or the Stock Appreciation Right in whole or in part, as the case may be. In the event of a declaration pursuant to Section 17(b), each outstanding Option and Stock Appreciation Right granted pursuant to the Plan that shall not have been exercised before the Fundamental Change shall be canceled at the time of, or immediately before, the Fundamental Change, as provided in the declaration. Notwithstanding the foregoing, no person holding an Option or a Stock Appreciation Right shall be entitled to the payment provided for in this Section 17(b) if such Option or Stock Appreciation Right shall have terminated, expired or been cancelled. For purposes of this Section only, "Fair Market Value" per Share means the cash plus the fair market value, as determined in good faith by the Committee, of the non-cash consideration to be received per Share by the shareholders of the Company upon the occurrence of the Fundamental Change.

18. Dividends and Dividend Equivalents. An Award (other than an Option or Stock Appreciation Right) may, if so determined by the Committee, provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Shares subject to the Award (both before and after the Shares subject to the Award are earned, vested or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Shares, as determined by the Committee; provided, however, that in no event shall any dividend payments or dividend equivalent payments be paid out with respect to any unvested Awards that are subject to performance-based vesting conditions. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Share equivalents.

19. Corporate Mergers, Acquisitions, Etc. The Committee may also grant Options, Stock Appreciation Rights, Restricted Stock or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock or other award granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the

Company or a Subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent as the Board at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

20. Unfunded Plan. The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Neither the Company, its Affiliates, the Committee, nor the Board of Directors shall be deemed to be a trustee of any amounts to be paid under the Plan nor shall anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Affiliates, and a Participant or Successor or Transferee. To the extent any person acquires a right to receive an Award under the Plan, this right shall be no greater than the right of an unsecured general creditor of the Company.

21. Limits of Liability.

(a) Any liability of the Company to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement.

(b) Except as may be required by law, neither the Company nor any member of the Board of Directors or of the Committee, nor any other person participating (including participation pursuant to a delegation of authority under Section 3.1(b) of the Plan) in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

22. Compliance with Applicable Legal Requirements. No Shares distributable pursuant to the Plan shall be issued and delivered unless the issuance of the Shares complies with all applicable legal requirements including, without limitation, compliance with the provisions of applicable state securities laws, the Securities Act of 1933, as amended and in effect from time to time or any successor statute, the Exchange Act and the requirements of the exchanges on which the Company's Shares may, at the time, be listed.

23. Deferrals and Settlements. The Committee may require or permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts.

24. Other Benefit and Compensation Programs. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay laws of any country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or an Affiliate unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

25. Beneficiary Upon Participant's Death. To the extent that the transfer of a Participant's Award at death is permitted by this Plan or under an Agreement, (i) a Participant's Award shall be transferable to the beneficiary, if any, designated on forms prescribed by and filed with the Committee and (ii) upon the death of the Participant, such beneficiary shall succeed to the rights of the Participant to the extent permitted by law and this Plan. If no such designation of a beneficiary has been made, the Participant's legal representative shall succeed to the Awards, which shall be transferable by will or pursuant to laws of descent and distribution to the extent permitted by this Plan or under an Agreement.

26. Requirements of Law.

(a) To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to the Plan shall be governed by the laws of the State of Minnesota without regard to its conflicts-of-law principles and shall be construed accordingly.

(b) If any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not effect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
50%
FSC
www.fsc.org Cert no. SCS-COC-001834
© 1996 Forest Stewardship Council

alfa
sociedade alfa ltda

NOBLES

GREEN MACHINES
From Tennant Company

ORBIO
TECHNOLOGIES
A Tennant Company Group


TENNANT

TENNANT COMPANY
701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440 www.tennantco.com


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